Ag Solutions to Feed the Future

CROP	ACRES	FARM	FIELD	TARGET YIELD GOAL	CALCULATED YIELD GOAL
Corn	80	1	1	240 BU/ACRE	240 BU/ACRE
PRODUCT ADD	PURPOSE	RATE/ACRE		SERVICE	TIMING
DG D52VC91	Seed	0.43 ut		Delivery	March 15
POTASH	Nutritional	100 lb		Nutrien applied	Per Emerge
28-0-0	Nutritional	5 gal		Grower	2x2
MAKAZE YIELD PRO	Herbicide	32 fluid oz		Nutrien applied	Post Emerge

Notice of Annual Meeting of Shareholders
and Management Proxy Circular
Annual Meeting of Shareholders
Wednesday, May 6, 2020

Exhibit 99.3

Message from Chair and Chief Executive Officer

Dear Shareholder:

The annual meeting of shareholders of Nutrien Ltd. (Nutrien or the Corporation) will be held on Wednesday, May 6, 2020 at 5:30 p.m. (Eastern time). This year, to proactively deal with the unprecedented public health impact of COVID-19 and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold our annual meeting in a virtual only format, which will be conducted via live online webcast at https://web.lumiagm.com/176182151. At this website, shareholders will be able to attend the meeting live online, submit questions and vote their shares while the meeting is being held. The vast majority of our shareholders vote in advance of the annual meeting by proxy using the various available voting channels, and these voting channels will continue to be available. We encourage shareholders to continue to vote in advance of the annual meeting by proxy.

Detailed instructions about how to participate at our virtual meeting and a description of the items of business to be considered at the meeting can be found in the accompanying notice of annual meeting of shareholders and management proxy circular. The board of directors of the Corporation has approved the contents and the dissemination of this circular.

We encourage you to vote on the items of business to be conducted at the meeting, which can easily be done by following the instructions enclosed with this circular. Following the formal portion of the meeting, we will provide a business update.

As a world-class integrated provider of crop nutrients and services, Nutrien plays a critical role in helping growers increase food production sustainably. Since our inception, Nutrien has had at the core of its culture a single, unifying greater societal purpose to grow the world from the ground up – a commitment we take seriously as the world’s largest provider of crop nutrients, inputs and services. We produce and distribute approximately 25 million tonnes of potash, nitrogen and phosphate products for agricultural, industrial and feed customers worldwide, and we have an extensive global agriculture retail network. The scale and diversity of our integrated portfolio and multiple growth platforms provide a stable earnings base that generates strong cash flow and the opportunity to return capital to shareholders. We take a long-term view and aim to make positive contributions where we operate, taking into account our economic, environmental and social priorities aligned to our purpose.

All of our director nominees come from diverse educational and professional backgrounds as detailed in their biographies starting on page 13. 64 percent of our nominees are under the age of 60, 36 percent reside outside of Canada and 36 percent are women. The talent and diversity of our nominees and their collective skills, perspectives, experience and expertise will continue to help Nutrien drive shareholder value at this important stage in its evolution.

Many of our public documents are available on our website under “Investors” at www.nutrien.com. We encourage you to visit our website for information about our company. To ensure you receive all the latest news on the Corporation, you can use the “email alerts” subscribe feature on the Corporation’s website. Additional information relating to the Corporation is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov/edgar.shtml.

We thank you for your ongoing support of Nutrien.

Yours sincerely,

Mayo Schmidt Chair of the Board March 20, 2020	Chuck Magro President & Chief Executive Officer March 20, 2020

Notice of Meeting

The annual meeting of shareholders of Nutrien Ltd.
will be held:

Where:

Virtual only meeting via live online webcast at
https://web.lumiagm.com/176182151

When:

Wednesday, May 6, 2020 5:30 p.m. (Eastern time)

Items of business

The following items of business will be covered, as more fully described in the accompanying management proxy circular:

1.  Receive our audited annual consolidated financial statements and the auditor’s reports thereon for the year ended December 31, 2019;

2.  Elect the directors;

3.  Re-appoint the auditor for the 2020 financial year;

4.  Vote on a non-binding advisory basis on a resolution to accept the Corporation’s approach to executive compensation; and

5.  Transact any other business as may properly be brought before the meeting or any adjournment or postponement of the meeting.

Who has the right to receive notice and vote

You are entitled to receive notice of and to vote at the meeting if you are a shareholder of record at the close of business on March 20, 2020.

Virtual only format

This year, to proactively deal with the unprecedented public health impact of COVID-19 and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold our meeting in a virtual only format, which will be conducted via live webcast. Shareholders will have an equal opportunity to participate at the meeting online regardless of their geographic location. Shareholders will not be able to physically attend the meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, submit questions and vote at the meeting online at https://web.lumiagm.com/176182151. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting as guests, but guests will not be able to vote or submit questions at the meeting.

Your vote is important

The accompanying management proxy circular includes important information about the meeting and the voting process. Please read it carefully and remember to vote.

To be used at the meeting, completed proxies must be returned to AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 so that they arrive by 5:30 p.m. (Eastern time) on May 4, 2020 or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

Non-registered (beneficial) shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

Shareholders who wish to appoint a third party as their proxyholder (i.e. persons other than the persons designated by Nutrien on the form of proxy or identified on their voting instruction form (including a non-registered shareholder who wishes to appoint themselves as proxyholder)) must carefully follow the instructions in the management proxy circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, AST Trust Company (Canada), after submitting their form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a control number that will act as their online sign-in credentials and is required for them to vote at the meeting and, consequently, only being able to attend the meeting online as a guest. Non-registered shareholders located in the United States must also provide AST Trust Company (Canada) with a duly completed legal proxy if they wish to vote at the meeting or appoint a third party as their proxyholder.

Notice and access

This year we are using “notice and access” to deliver our meeting materials. Accordingly, this notice of meeting and the accompanying management proxy circular, and our audited annual financial statements for the financial year ended December 31, 2019, along with the related management discussion and analysis, have been posted on our website at www.nutrien.com/investors/notice-and-access and under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Questions

If you have any questions or need assistance to vote, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by toll-free telephone in North America at 1-866-581-0507 or collect call at 1-416-867-2272 outside North America, or by email at contactus@kingsdaleadvisors.com.

By Order of the Board of Directors

Robert A. Kirkpatrick, Q.C.

Corporate Secretary

March 20, 2020

Voting Instructions

TO BE COUNTED PROXIES MUST BE RECEIVED NO LATER THAN 5:30 P.M. (EASTERN TIME) ON MONDAY, MAY 4, 2020.

In order to ensure that your proxy is received in time for Nutrien’s annual meeting of shareholders to be held on Wednesday, May 6, 2020, we recommend that you vote in the following ways:

BENEFICIAL SHAREHOLDERS If your shares are held with a broker, bank or other intermediary.	Go to www.proxyvote.com and enter your 16-digit control number located on your voting instruction form.

Canadian:

Call 1-800-474-7493

U.S.:

Call 1-800-454-8683 and provide your 16-digit control number located on your voting instruction form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your voting instruction form as your proxyholder.

		Canadian: Fax your voting instruction form to 1-905-507-7793 or toll-free to 1-866-623-5305 in order to ensure that your vote is received before the deadline. U.S.: N/A	Complete, sign and date your voting instruction form and return it in the envelope provided.

REGISTERED SHAREHOLDERS If your shares are held in your name and represented by a physical certificate or Direct Registration System advice.	Go to www.astvotemyproxy.com and follow the instructions. You will need your 13-digit control number, which is on your proxy form.

Call 1-888-489-5760 (toll-free within Canada and the U.S.) from a touch-tone phone and follow the voice instructions. You will need your 13-digit control number, which is on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

		Complete, sign and date your proxy form and send it by fax to AST Trust Company (Canada) at 1-866-781-3111 (toll-free within Canada and the U.S.) or 1-416-368-2502 (outside Canada and the U.S.).	Complete, sign and date your proxy form and return it in the envelope provided.

Shareholders who wish to appoint a third party as their proxyholder (i.e. persons other than the persons designated by Nutrien on the form of proxy or identified on the voting instruction form (including a non-registered shareholder who wishes to appoint themselves)) to represent them at the meeting MUST submit their form of proxy or voting instruction form, appointing that proxyholder AND register that proxyholder by contacting AST Trust Company (Canada) at 1-866-751-6315 (toll-free within Canada and the U.S.) or 1-212-235-5754 (outside Canada and the U.S.). Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a control number that will act as their online sign-in credentials and is required for them to vote at the meeting. See “Voting by Proxy” for additional information on registering proxyholders.

Management Proxy Circular

This circular, dated March 20, 2020, solicits proxies by or on behalf of management of Nutrien Ltd. for use at the annual meeting of shareholders to be held on Wednesday, May 6, 2020, or any adjournment or postponement of the meeting at 5:30 p.m. (Eastern time) for the purposes set forth in the accompanying notice of meeting. The meeting will be held in a virtual only format, which will be conducted via live webcast at https://web.lumiagm.com/176182151. Shareholders will not be able to physically attend the meeting. A summary of the information shareholders will need to attend the meeting online is provided below.

In this circular, unless the context requires otherwise:

•	Agrium means Agrium Inc., one of Nutrien’s legacy entities;

•	circular means this management proxy circular, including the schedules to this circular;

•	common shares means common shares of Nutrien;

•	meeting or 2020 annual meeting means the annual meeting of shareholders of Nutrien to be held on Wednesday, May 6, 2020, or any adjournment or postponement of the meeting;

•

notice of meeting means the notice sent to shareholders of Nutrien showing the date and time of the meeting, and the link to this circular and other meeting materials posted on SEDAR and at www.nutrien.com/investors/notice-and-access

•	Nutrien, the Corporation, we, us or our means Nutrien Ltd.;

•	NYSE means the New York Stock Exchange;

•	PotashCorp means the Potash Corporation of Saskatchewan Inc., one of Nutrien’s legacy entities;

•	shareholders or you means the holders of common shares of Nutrien; and

•	TSX means the Toronto Stock Exchange.

SECTION ONE: VOTING INFORMATION

1	Voting Shares
5	Proxies
6	Other Information

SECTION TWO: BUSINESS OF THE MEETING

8	Matters to be Voted On
8	Election of Directors
8	Financial Statements
8	Re-Appointment of Auditor
9	Advisory Vote on Executive Compensation

SECTION THREE: BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

12	Key Information About Our Board
13	About Our Nominees
19	Our Corporate Governance
23	Our Board
28	Committees of the Board
32	Director Compensation Program
34	2019 Summary of Director Compensation

SECTION FOUR: EXECUTIVE COMPENSATION

40	Compensation Discussion & Analysis
40	Named Executive Officers
40	Compensation Principles
45	Compensation Framework
49	2019 Annual Incentive Plan Decisions
52	Long-Term Incentive Program
56	2019 Executive Compensation
61	Number of Securities Issuable and Issued as at December 31, 2019
62	Retirement Arrangements
64	Employment Agreements, Termination & Change of Control

SECTION FIVE: GENERAL INFORMATION

68	Indebtedness of Directors, Officers and Employees
68	Interest of Informed Persons in Material Transactions
68	Shareholder Proposals
68	Advance Notice By-Law
68	Shareholder and Other Stakeholder Engagement
69	Contacting the Board
70	Legal Advisories
70	Directors’ Approval

SCHEDULES

A-1	Schedule A – HR&C Committee Work Plan
B-1	Schedule B – Summary of Nutrien Long-Term Incentive Plans
C-1	Schedule C – Summary of Agrium Legacy Incentive Compensation Plans
D-1	Schedule D – Summary of PotashCorp Legacy Incentive Compensation Plans

Section One: Voting Information

Voting Shares

Who Can Vote

You have one vote per common share held on March 20, 2020, the record date.

Outstanding Common Shares

There were 569,140,484 common shares outstanding on March 20, 2020, the record date.

Principal Shareholders

As of the record date, to the knowledge of Nutrien’s directors and executive officers, there are no shareholders that beneficially own or control, or direct, directly or indirectly, common shares carrying more than 10 percent of the votes attached to the common shares that may be voted at the meeting.

WHERE TO FIND IT
Voting Shares	1
Who Can Vote	1
Outstanding Common Shares	1
Principal Shareholders	1
Quorum	1
Notice and Access	1
Attending the Virtual Only Meeting	2
How to Vote	2
Questions	4
Proxies	5
Persons Making the Solicitation	5
Voting by Proxy	5
Exercise of Discretion by Proxyholder	6
About our Shareholder Advisory and Proxy Solicitation Agent	6
Other Information	6
Additional Information	6
Currency	7
Date of Information	7

Quorum

A quorum for the transaction of business at the meeting is two shareholders present including by duly appointed proxy, together holding or representing not less than 33 percent of the votes attached to the common shares that may be voted at the meeting. If a quorum is present at the opening of the meeting, shareholders present may proceed with the business of the meeting even if a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting or within a reasonable time thereafter as the shareholders may determine, the shareholders present or represented may adjourn the meeting to a fixed time and place, but shareholders may not transact any other business.

Notice and Access

This year, as permitted by Canadian securities regulatory authorities and pursuant to exemptions from the sending of financial statements and proxy solicitation requirements granted by the Director of Corporations Canada, we are using notice and access to deliver our meeting materials, including this circular and our 2019 audited consolidated annual financial statements and related management’s discussion and analysis, to both our non-registered (beneficial) shareholders and registered shareholders. This means that our meeting materials are posted online for shareholders to access, instead of being mailed to shareholders. Notice and access reduces printing and mailing costs and is more environmentally friendly as it uses less materials and energy consumption.

You will receive a package in the mail which will include a form of proxy or voting instruction form, with instructions on how to vote your common shares and access the meeting materials electronically.

You may also request a paper copy of the meeting materials at no cost to you at any time prior to the meeting by contacting our transfer agent, AST Trust Company (Canada), via their email at fulfilment@astfinancial.com or by phone at 1-888-433-6443 (toll-free within Canada and the U.S.) or 416-682-3801 (outside Canada and the U.S.). If you are a registered or non-registered (beneficial) holder and have previously provided standing instructions indicating that you wish to receive paper copies of the meeting materials, you may revoke your instructions by calling AST Trust Company (Canada) at the number above.

If you request a paper copy of the meeting materials, you will not receive a new form of proxy or voting instruction form. Therefore, you should keep the original form sent to you in order to vote your common shares.

See “Other Information – Additional Information” if you would like to access the meeting materials and other information electronically or at any time after the meeting.

VOTING INFORMATION

Attending the Virtual Only Meeting

This year, to proactively deal with the unprecedented public health impact of COVID-19 and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold our meeting in a virtual only format, which will be conducted via live webcast. Shareholders will not be able to physically attend the meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the meeting online at https://web.lumiagm.com/176182151. Such persons may enter the meeting by clicking “I have a control number” and entering a valid control number and the Password “nutrien2020” (case sensitive) before the start of the meeting. Guests, including non-registered (beneficial) shareholders who have not duly appointed themselves as a proxyholder, can login to the meeting by clicking “I am a guest” and completing the online form. Guests will be able to listen to the meeting, but will not be able to ask questions or vote at the meeting. See “How to Vote” for additional information on voting at the meeting and “Voting by Proxy” for additional information on appointing yourself as a proxyholder and registering with AST Trust Company (Canada).

If you attend the meeting online, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the meeting. The meeting will begin promptly at 5:30 p.m. (Eastern time) on May 6, 2020, unless otherwise adjourned or postponed. Online check-in will begin one hour prior to the meeting, at 4:30 p.m. (Eastern time). You should allow ample time for online check-in procedures.

How to Vote

How you vote depends on whether you are a non-registered (beneficial) or registered shareholder. You are a non-registered (beneficial) shareholder if the shares you own are registered for you in the name of an intermediary such as a bank, trust company, securities broker or other nominee. You are a registered shareholder if the shares you own are registered directly in your name. You can vote online at the meeting or you can appoint someone to attend the meeting online and vote your shares for you (called voting by proxy). Please read these instructions carefully.

	Non-registered (beneficial) shareholders	Registered shareholders
Are you a registered or beneficial shareholder?

Your intermediary has sent you a notice and access notice and voting instruction form. We may not have records of your shareholdings as a non-registered (beneficial) shareholder, so you must follow the instructions from your intermediary to vote.

We have sent you a notice and access notice and proxy form. A proxy is a document that authorizes someone else to attend the meeting online and vote for you.
If you want to attend the meeting and vote online

If you wish to vote at the meeting, you have to appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder and must follow all of the applicable instructions, including the deadline, provided by your intermediary.

Do not complete the proxy form or return it to us. Simply login to the meeting and complete a ballot online during the meeting.

The control number located on the proxy form or in the email notification you received is your control number for purposes of logging in to the meeting. See “Attending the Virtual Only Meeting” for additional information on how to login to the meeting.

If you do not duly appoint yourself as proxyholder then you will not be able to ask questions or vote at the meeting, but will be able to attend the meeting online as a guest. This is because we and our transfer agent, AST Trust Company (Canada), do not have a record of the non-registered shareholders, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder. Guests will be able to listen to the meeting, but will not be able to vote or submit questions at the meeting.

VOTING INFORMATION

	Non-registered (beneficial) shareholders	Registered shareholders
AST Trust Company (Canada) will provide you with a control number that will act as your online sign-in credentials by email after the proxy voting deadline has passed and you have been duly appointed. You must register with AST Trust Company (Canada) by contacting them toll-free at 1-866-751-6315 (toll-free within Canada and the U.S.) or 1-212-235-5754 (outside Canada and the U.S.). This control number is your username for purposes of logging in to the meeting. See “Attending the Virtual Only Meeting” for additional information on how to login to the meeting and “Voting by Proxy” for additional information on appointing yourself as proxyholder and registering with AST Trust Company (Canada).
If you do not plan to attend the meeting online

Complete the voting instruction form and return it to your intermediary.

You can either mark your voting instructions on the voting instruction form or you can appoint another person (called a proxyholder) to attend the meeting online and vote your shares for you.

If you appoint a proxyholder other than the individuals designated by Nutrien on the voting instruction form, you must submit your voting instruction form appointing that proxyholder. You must register that proxyholder by contacting AST Trust Company (Canada) toll-free at 1-866-751-6315 (toll-free within Canada and the U.S.) or 1-212-235-5754 (outside Canada and the U.S.). AST Trust Company (Canada) will then provide the proxyholder with a control number by email after the proxy voting deadline has passed. This control number is the proxyholder’s username for purposes of logging in to the meeting. See “Attending the Virtual Only Meeting” for additional information on how to login to the meeting and “Voting by Proxy” for additional information on appointing and registering a proxyholder with AST Trust Company (Canada).

You can either mark your voting instructions on the proxy form and return it to AST Trust Company (Canada) using one of the methods outlined below or you can appoint another person (called a proxyholder) to attend the meeting online and vote your shares for you.

If you appoint a proxyholder other than the individuals designated by Nutrien on the proxy form, you must submit your form of proxy appointing that proxyholder and register that proxyholder by contacting AST Trust Company (Canada) toll-free at 1-866-751-6315 (toll-free within Canada and the U.S.) or 1-212-235-5754 (outside Canada and the U.S.). AST Trust Company (Canada) will then provide the proxyholder with a control number by email after the proxy voting deadline has passed. This control number is the username for purposes of logging in to the meeting See “Attending the Virtual Only Meeting” for additional information on how to login to the meeting and “Voting by Proxy” for additional information on appointing and registering a proxyholder with AST Trust Company (Canada).

Returning the proxy form

The voting instruction form tells you how to return it to your intermediary.

Remember that your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline below.

AST Trust Company (Canada) must receive your voting instructions from your intermediary no later than the proxy deadline, which is 5:30 p.m. (Eastern time) on Monday, May 4, 2020.

The proxy form tells you how to submit your voting instructions.

AST Trust Company (Canada) must receive your proxy, including any amended proxy, no later than the proxy deadline which is 5:30 p.m. (Eastern time) on Monday, May 4, 2020.

You may return your proxy in one of the following ways:

✓ by mail, in the envelope provided;

✓ by fax, to 1-866-781-3111 (toll-free within Canada and the U.S.) or 1-416-368-2502 (outside Canada and the U.S.);

VOTING INFORMATION

	Non-registered (beneficial) shareholders	Registered shareholders

✓  using the internet, at: www.astvotemyproxy.com and follow the instructions online; or

✓  by telephone, call 1-888-489-5760 (toll-free in Canada and the U.S.) from a touch-tone phone and follow the voice instructions. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

Changing your mind	If you have provided voting instructions to your intermediary and change your mind about how you want to vote, or you decide to attend the meeting and vote online, contact your intermediary to find out what to do.

If you want to revoke your proxy, you must deliver a signed written notice specifying your instructions to one of the following:

✓  our Corporate Secretary, by depositing an instrument in writing at our registered head office at the following address any time up to and including the last day (excluding Saturdays, Sundays and holidays) before the meeting:

Nutrien Ltd.

Suite 500, 122- 1st Avenue South

Saskatoon, SK Canada S7K 7G3

Attention: Corporate Secretary

Email: corporatesecretary@nutrien.com

✓  the chair of the meeting, before the meeting starts or any adjourned or postponed meeting reconvenes.

The instrument in writing can be from you or your attorney, if he or she has your written authorization. If the common shares are owned by a corporation, partnership, trust or other legal entity the instrument in writing must be from its authorized officer, representative or attorney. You can also revoke your proxy in any other way permitted by law.

If you login to the meeting using your control number and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote online by ballot.

Questions

If you have any questions or need help voting, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by toll-free telephone in North America at 1-866-581-0507 or collect call at 1-416-867-2272 outside North America, or by email at contactus@kingsdaleadvisors.com.

VOTING INFORMATION

Proxies

Persons Making the Solicitation

This solicitation is made on behalf of management of the Corporation. In addition to soliciting proxies by this circular, directors, officers, employees and agents of the Corporation may solicit proxies personally, by telephone or by other means of communication. All costs of soliciting and preparing the notice and access notice, the notice of meeting, this circular and the proxy, as well as mailing the notice and access notice and the form of proxy or voting instruction forms will be paid by us. All applicable meeting related materials sent to beneficial holders will be indirectly forwarded to non-registered (beneficial) shareholders at the Corporation’s cost.

Voting by Proxy

The persons named in the proxy are directors and/or executive officers of the Corporation. You have the right to appoint another person or company (who need not be a shareholder) to represent you at the meeting (a “third-party proxyholder”). If you appoint a third-party proxyholder, please make them aware that they must attend the meeting online for your vote to count.

The following applies to shareholders who wish to appoint a third-party proxyholder, including non-registered shareholders who wish to appoint themselves as proxyholder to attend, participate and vote at the meeting.

Shareholders who wish to appoint a third-party proxyholder to represent them at the meeting MUST submit their form of proxy or voting instruction form (as applicable), appointing that third-party proxyholder AND register that third-party proxyholder online, as described below. Registering your third-party proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a control number that will act as their online sign-in credentials and is required for them to vote at the meeting.

✓

Step 1: Submit your form of proxy or voting instruction form: To appoint a third-party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form and follow the instructions for submitting such proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

✓

Step 2: Register your proxyholder: To register a third-party proxyholder, shareholders must contact AST Trust Company (Canada) at 1-866-751-6315 (toll-free within Canada and the U.S.) or 1-212-235-5754 (outside Canada and the U.S.) by 5:30 p.m. (Eastern time) on May 4, 2020, or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting, as applicable, and provide AST Trust Company (Canada) with the required proxyholder contact information so that AST Trust Company (Canada) may provide the proxyholder with a control number via email. Without a control number, proxyholders will not be able to vote or submit questions at the meeting but will be able to participate as a guest.

If you are a non-registered shareholder and wish to vote at the meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

If you are a non-registered shareholder located in the United States and wish to vote at the meeting or, if permitted, appoint a third-party as your proxyholder, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to AST Trust Company (Canada) by email at proxyvote@ast.com or by mail to: AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or by fax at 1-866-781-3111 (toll-free in Canada and the U.S.) or 1-416-368-2502 (outside Canada and the U.S.). Submissions must be labeled “Legal Proxy” and received no later than the voting deadline of 5:30 p.m. (Eastern time) on May 4, 2020, or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting, as applicable. Requests for

VOTING INFORMATION

registration from non-registered shareholders located in the United States that wish to vote at the meeting, or if permitted, appoint a third-party as their proxy holder MUST be made by contacting AST Trust Company (Canada) at 1-866-751-6315 (toll-free within Canada and the U.S.) or 1-212-235-5754 (outside Canada and the U.S.) no later than 5:30 p.m. (Eastern time) on May 4, 2020 so that AST Trust Company (Canada) may provide the holder of legal proxy a control number that will act as their online sign-in credentials via email. Without a control number the legal proxy holder will only be able to log in to the meeting as a guest and will not be able to vote.

Depositing Proxies

If you want to vote by proxy you must ensure that your proxy is deposited so that it arrives by 5:30 p.m. (Eastern time) on Monday, May 4, 2020 or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

The Corporation may use the Broadridge QuickVote™ service to help non-registered shareholders vote their shares. Non-registered shareholders are contacted by Kingsdale Advisors to conveniently obtain voting instructions directly over the telephone. Broadridge Financial Solutions then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting shares to be represented at the meeting.

Exercise of Discretion by Proxyholder

The persons named in the proxy must vote for or against, or withhold from voting, in accordance with your instructions on the proxy. If you specify a choice with respect to any matter to be voted upon, your common shares will be voted accordingly.

The persons named in the proxy have authority to vote in accordance with their discretion on any amendments or variations of the matters of business to be acted on at the meeting or any other matters properly brought before the meeting, to the extent permitted by law, whether or not the amendment, variation or other matter is routine and whether or not the amendment, variation or other matter is contested.

As of the date of this circular, the Corporation does not know of any such amendment, variation or other matter.

If you appoint the proxyholders named in the proxy, but do not tell them how you want to vote your common shares, your common shares will be voted:

FOR electing each director nominee listed in this circular;

FOR re-appointment of KPMG LLP, chartered accountants, as auditor of the Corporation; and

FOR the non-binding advisory vote on our approach to executive compensation.

About our Shareholder Advisory and Proxy Solicitation Agent

Kingsdale Advisors has been retained by the Corporation as our strategic shareholder advisor and proxy solicitation agent in connection with the solicitation of proxies for the meeting. Kingsdale Advisors will receive a fixed fee of CAD$33,000, plus disbursements and a telephone call fee from the Corporation for its solicitation services. Kingsdale Advisors may also receive additional fees from the Corporation for their other services. The contact information for Kingsdale Advisors is set out on the last page of this circular.

Other Information

Additional Information

Financial and other information about the Corporation is available under Nutrien’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Certain information is also available on our website at www.nutrien.com.

VOTING INFORMATION

In addition, any shareholder who would like to receive a copy of this circular, our 2019 annual report or our 2018 Sustainability Report may do so free of charge by contacting our registered head office at the following address:

Nutrien Ltd.
Suite 500, 122- 1st Avenue South Saskatoon, SK Canada S7K 7G3
Attention: Corporate Secretary
Email: corporatesecretary@nutrien.com

Any documents referred to in this circular, and any information or documents available on SEDAR, EDGAR or any other website including our own, are not incorporated by reference into this circular unless otherwise specified.

Currency

All references to $, U.S.$ or other dollar amounts are to U.S. dollars unless otherwise specified. All references to CAD are to Canadian dollars.

Date of Information

The information contained in this circular is given as of Friday, March 20, 2020, unless otherwise specified.

Section Two: Business of the Meeting

Matters to be Voted On	WHERE TO FIND IT	8

You will be asked to vote on the following items of business:

1.   the election of each director;

2.   the re-appointment of the auditor;

3.   our approach to executive compensation, on a non-binding advisory basis; and

4.   such other business as may properly be brought before the meeting.

	Matters to be Voted On
	Election of Directors	8
	Financial Statements	8
	Re-Appointment of Auditor	8
	Advisory Vote on Executive Compensation	9

Election of Directors

There are 11 directors standing for election to the board for a one-year term ending at the next annual meeting. Shareholders can vote for, or withhold their vote from, each individual nominee. If a nominee does not receive a majority of votes for, our Director Majority Voting Policy applies.

If there are more nominees for election as directors of the Corporation than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed, subject to our Director Majority Voting Policy.

See “Section Three: Board of Directors and Corporate Governance” for information about our nominees and the Director Majority Voting Policy.

The board unanimously recommends that shareholders vote FOR the election of each director nominee listed in this circular. Unless instructed otherwise, the persons named in the proxy will vote FOR the election of all of such directors.

Financial Statements

Our 2019 audited consolidated financial statements and the auditor’s report on those financial statements will be placed before the meeting.

This year, we will be using notice and access, which means that the 2019 audited consolidated financial statements and the auditor’s report thereto are being posted online for shareholders to access. Instead of receiving a paper copy of the 2019 audited consolidated financial statements in the mail, you will receive a notice with instructions indicating how you can access those documents electronically, as well as how to request a paper copy. The 2019 audited consolidated financial statements and the auditor’s report on those financial statements are available on our website at www.nutrien.com/investors/notice-and-access and under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders may request to receive paper copies at no charge by following the instructions on the notice and access notice.

Re-Appointment of Auditor

KPMG LLP has acted as Nutrien’s sole external auditor since the Corporation’s 2018 annual meeting of shareholders, prior to which time KPMG LLP and Deloitte LLP were dual auditors of the Corporation.

The board unanimously recommends that shareholders vote FOR the re-appointment of KPMG LLP, Chartered Accountants, as our external auditor, to hold office until our next annual meeting. Unless instructed otherwise, the persons named in the proxy will vote FOR the re-appointment of KPMG LLP.

The re-appointment of KPMG LLP as our external auditor was approved by over 99 percent of votes cast at the Corporation’s 2019 annual meeting of shareholders.

BUSINESS OF THE MEETING

Our Pre-Approval for Audit and Non-Audit Services Policy specifies the scope of permitted non-audit services provided by our external auditor so that their independence is not compromised by other services.

All audit and permitted non-audit services provided by our external auditor are pre-approved by the Audit Committee and reviewed on a quarterly basis to determine whether these services affect our external auditor’s independence. All services performed by our auditor in 2019 complied with the Pre-Approval Policy for Audit and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

The following table sets out the following fees for professional services billed by KPMG LLP and by Deloitte LLP.

Year	2019		2018		2018

Auditor	KPMG LLP		KPMG LLP		Deloitte LLP

Category
Audit Fees	$4,986,000	(1)	$5,942,200	(5)	$958,200	(8)
Audit-Related Fees	$112,500	(2)	$325,900	(6)	$488,000	(9)
Tax Fees	$367,200	(3)	$362,400	(7)	$182,000	(10)
All Other Fees	$336,000	(4)	Nil		$24,400	(11)
Total	$5,801,700		$6,630,500		$1,652,600

Notes:

(1)

For professional services rendered by KPMG LLP for the audit and review of the Corporation’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2)

For professional services rendered by KPMG LLP for specified audit procedures regarding financial assurances issued to certain government agencies and services which are reasonably related to the performance of the audit of the Corporation’s financial statements and are not included in Audit Fees.

(3)

For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to the Canadian, U.S. and key international jurisdictions; review of tax filings; assistance with the preparation of tax filings, tax advice relating to asset dispositions; and other tax planning, compliance and transaction services. These amounts include fees paid by KPMG LLP specifically for tax compliance and preparation services rendered in 2019 in the amount of $358,200.

(4)

For professional services rendered by KPMG LLP for a cyber security risk assessment, a greenhouse gas emission engagement and a real-time assessment of a system implementation. KPMG LLP did not provide any “other services” in 2018.

(5)

For professional services rendered by KPMG LLP for the audit and review of Nutrien’s 2018 annual consolidated financial statements, review of 2018 interim financial statements and other services that are normally provided by KPMG LLP in connection with statutory or regulatory filings or engagements.

(6)

For professional services rendered by KPMG LLP for specified audit procedures regarding financial assurances issued to certain government agencies, and services which are reasonably related to the performance of the audit of Nutrien’s financial statements which are not included in Audit Fees.

(7)

For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and key international jurisdictions; review of tax filings; assistance with the preparation of tax filings; tax advice relating to asset dispositions; and other tax planning, compliance, and transaction services. These amounts include fees paid to KPMG LLP specifically for tax compliance and preparation services rendered in 2018 in the amount of $289,200.

(8)	For professional services rendered by Deloitte LLP for the review of Nutrien’s interim financial statements, the provision of consent letters and the provision of comfort letters.

(9)

For professional services rendered by Deloitte LLP for employee benefit plan audits, audits of individual statutory financial statements, verification letters issued for certain of Nutrien’s environmental liabilities, and specified procedure engagements.

(10)	For professional services rendered by Deloitte LLP for general tax compliance and advice.

(11)	For professional services rendered by Deloitte LLP for operational consulting and subscription-based services for human resource related literature.

Advisory Vote on Executive Compensation

The board governs executive compensation by means of carefully considered principles, programs and policies, and a rigorous compensation decision process.

The board believes it is essential for shareholders to be well informed of the Corporation’s approach to executive compensation and strives to communicate our approach in a manner that is easily understood by shareholders. The board also believes in shareholder engagement and offers shareholders a non-binding advisory vote on executive compensation as part of the Corporation’s outreach strategy. This is reinforced by our Say on Pay and Shareholder Engagement Policy.

Our approach to executive compensation was approved by over 88 percent of votes cast at the Corporation’s 2019 annual meeting of shareholders.

BUSINESS OF THE MEETING

Accordingly, the board has determined to provide shareholders with the opportunity to vote FOR or AGAINST our approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept Nutrien’s approach to executive compensation as described in the Corporation’s management proxy circular for the annual meeting of shareholders of the Corporation scheduled to be held on May 6, 2020.”

As this is an advisory vote, the results will not be binding upon the board. However, the board will consider the outcome of the vote as part of its ongoing review of executive compensation and, if there is a significant proportion of votes against the “Say on Pay” resolution, the board will take steps to better understand any shareholder concerns that might have influenced the voting. We have carefully reviewed our compensation benchmarking practices and relevant disclosures to identify and execute our approach to executive compensation.

The board unanimously recommends that the shareholders vote FOR the approach to executive compensation described in this circular. Unless instructed otherwise, the persons named in the proxy will vote FOR the approach to executive compensation described in this circular.

See Section Five: General Information – Shareholder Engagement and Contacting the Board for more information about our Say on Pay and Shareholder Engagement Policy.

Section Three: Board of Directors and Corporate Governance

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Key Information About Our Board

This year, 11 candidates have been nominated for election to the board for a one-year term that expires at the next annual meeting. All our nominees were elected at the Corporation’s 2019 annual meeting. We believe that each nominee will be able to serve as a director, and has the right skills, perspectives, experience and expertise necessary for proper oversight and effective decision-making.

Composition of Nominees

For more information about board tenure, succession planning and our Board Diversity Policy, see page 19, 20 and 21. 91% of our nominees are independent.

Board and Committee Attendance

	Number of Meetings Held During 2019	Average Director Attendance
Board	6	97%
Corporate Governance & Nominating Committee (CG&N Committee)	4	100%
Audit Committee	6	100%
Human Resources & Compensation Committee (HR&C Committee)	4	100%
Safety, Health, Environment + Security Committee (SHE+S Committee)	4	98%

Under our Corporate Governance Framework, as well as our board charter and each of our committee charters, independent directors meet separately at each board and committee meeting without any members of management present. The presiding director at these sessions of the board and committees is the board chair or committee chair, as applicable, or, in his or her absence, a director selected by those board or committee members present, as applicable.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

About Our Nominees

Age: 58 Calgary, Alberta, Canada Director since: 2018(1) Independent Key Skills and Experience ✓ Finance ✓ Mergers & Acquisitions ✓ Strategy

Christopher M. Burley

Christopher Burley is a Corporate Director and the former Managing Director and Vice Chairman of Energy for Merrill Lynch Canada Inc., an investment banking firm. He serves as the Chairman of WestJet Airlines, an Onex Corporation portfolio company, and he is a member of the Business Council of Alberta. Mr. Burley is a graduate of the Institute of Corporate Directors’ Directors Education Program. He holds a Bachelor of Science with a Certificate of Honours Standing (Geophysics) and a Master of Business Administration from Western University.

	Board & Committee Membership	2019 Meeting Attendance

	Board of Directors	6 of 6
	Audit Committee	6 of 6
	CG&N Committee	4 of 4
	2019 Annual Meeting Results	Percentage of Votes Cast For Nominee

	2019	99.27%
Equity Ownership Interest as of December 31, 2019

	Common Shares	32,000
	DSUs	16,422
	Total Value of Securities Held(2)	$2,319,891
	Director Equity Ownership Requirement ($720,000)(3)	✓

Other Public Issuer Directorships During the Last Five Years

	WestJet Airlines Ltd., an airline company (TSX)	2016 to present (Chair, 2019 – present)
	Potash Corporation of Saskatchewan Inc. (TSX, NYSE)	2009 to 2018
	Parallel Energy Inc., a natural resource company (TSX)(4)	2011 to 2016

Age: 61 New York, New York, United States Director since: 2018(1) Independent Key Skills and Experience ✓ Finance ✓ Mergers & Acquisitions ✓ International Business

Maura J. Clark

Maura Clark is a Corporate Director and the former President of Direct Energy Business, the commercial and industry energy business unit of Direct Energy L.P., a North American energy and energy-related services provider. Previously she was Executive Vice President of North American Strategy and Mergers and Acquisitions for Direct Energy. Ms. Clark is a designated Chartered Professional Accountant and holds a Bachelor of Arts (Economics) from Queen’s University.

	Board & Committee Membership	2019 Meeting Attendance

	Board of Directors	6 of 6
	Audit Committee (Chair)	4 of 4
	HR&C Committee	4 of 4
	2019 Annual Meeting Results	Percentage of Votes Cast For Nominee

	2019	97.48%
Equity Ownership Interest as of December 31, 2019

	Common Shares	2,230
	DSUs	11,753
	Total Value of Securities Held(2)	$669,905
	Director Equity Ownership Requirement ($720,000)(3)	✓
Other Public Issuer Directorships During the Last Five Years

	Garrett Motion Inc., an automotive parts company (NYSE)	2018 to present
	Fortis Inc., an electric and gas utility company (TSX)	2015 to present
	Agrium Inc. (TSX, NYSE)	2016 to 2018
	Elizabeth Arden Inc., a fragrance and beauty company (NASDAQ)	2005 to 2016

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Age: 67

Marco Island, Florida, United States

Director since: 2018(1)

Independent

Key Skills and Experience

✓ Innovation/Technology & Security (including Cyber Security)

✓ Retail Business

✓ Agri-Business

David C. Everitt

David Everitt is a Corporate Director and former interim Chief Executive Officer of Harsco Corporation, a global industrial company. Previously he was President, Agriculture and Turf Division – North America, Asia, Australia, and Sub-Saharan and South Africa, and Global Tractor and Turf Products of Deere & Company, a farm equipment manufacturer. He serves as a director of the National Business Aviation Association and the Kansas State University Foundation. Mr. Everitt holds a Bachelor of Science (Engineering) from Kansas State University.

	Board & Committee Membership	2019 Meeting Attendance

	Board of Directors	6 of 6
	Audit Committee (January 1, 2019 to May 7, 2019)	6 of 6
	HR&C Committee	4 of 4
	SHE+S Committee (from May 7, 2019)	3 of 4
	2019 Annual Meeting Results	Percentage of Votes Cast For Nominee

	2019	95.03%
Equity Ownership Interest as of December 31, 2019

	Common Shares	6,402
	DSUs	21,916
	Total Value of Securities Held(2)	$1,356,710
	Director Equity Ownership Requirement ($720,000)(3)	✓

Other Public Issuer Directorships During the Last Five Years

	Harsco Corporation, an industrial company (NYSE)	2010 to present
	Brunswick Corporation, a manufacturing company (NYSE)	2012 to present
	Allison Transmission Holdings, Inc, a manufacturing company (NYSE)	2014 to present
	Agrium Inc. (TSX, NYSE)	2013 to 2018

Age: 57 Calgary, Alberta, Canada Director since: 2018(1) Independent Key Skills and Experience ✓ Mining, Energy & Exploration ✓ Distribution ✓ Public Policy & External Relations

Russell K. Girling

Russ Girling is the President and Chief Executive Officer of TransCanada Pipelines Limited and TC Energy Corporation, a North American energy infrastructure company. He is a member of the U.S. National Petroleum Council, the U.S. Business Roundtable and serves as a director of the American Petroleum Institute and the Business Council of Canada. Mr. Girling is a graduate of the Institute of Corporate Directors’ Directors Education Program and holds a Bachelor of Commerce and a Master of Business Administration (Finance) from the University of Calgary.

	Board & Committee Membership	2019 Meeting Attendance

	Board of Directors	6 of 6
	Audit Committee	6 of 6
	CG&N Committee (January 1, 2019 to May 7, 2019)	4 of 4
	HR&C Committee (from May 7, 2019)	4 of 4
	2019 Annual Meeting Results	Percentage of Votes Cast For Nominee

	2019	99.59%
Equity Ownership Interest as of December 31, 2019

	Common Shares	13,780
	DSUs	101,484
	Total Value of Securities Held(2)	$5,522,281
	Director Equity Ownership Requirement ($720,000)(3)	✓

Other Public Issuer Directorships During the Last Five Years

	TC Energy Corporation, a diversified energy and pipeline company (TSX, NYSE)	2010 to present
	Agrium Inc. (TSX, NYSE)	2006 to 2018

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Age: 53 Toronto, Ontario, Canada Director since: 2018(1) Independent Key Skills and Experience ✓ Finance ✓ Mergers & Acquisitions ✓ International Business

Miranda C. Hubbs

Miranda Hubbs is a Corporate Director and the former Executive Vice President and Managing Director of McLean Budden Limited, one of Canada’s largest institutional asset managers. She serves as a director of Imperial Oil Limited, PSP Investments and the Canadian Red Cross. Ms. Hubbs is a CFA charter holder, National Association of Corporate Directors Governance Fellow and has earned the CERT certificate in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University. She holds a Bachelor of Science (Biology) from Western University and a Master of Business Administration from the Schulich School of Business at York University.

	Board & Committee Membership	2019 Meeting Attendance

	Board of Directors	6 of 6
	CG&N Committee	4 of 4
	SHE+S Committee	4 of 4
	2019 Annual Meeting Results	Percentage of Votes Cast For Nominee

	2019	99.71%
Equity Ownership Interest as of December 31, 2019

	Common Shares	5,000
	DSUs	18,759
	Total Value of Securities Held(2)	$1,138,294
	Director Equity Ownership Requirement ($720,000)(3)	✓

Other Public Issuer Directorships During the Last Five Years

	Imperial Oil Limited, a petroleum company (TSX)	2018 to present
	Spectra Energy, a natural gas company (NYSE)	2015 to 2017
	Agrium Inc. (TSX, NYSE)	2016 to 2018

Age: 64 Vancouver, British Columbia, Canada Director since: 2018(1) Independent Key Skills and Experience ✓ Finance ✓ Human Resources ✓ Innovation/Technology & Security (including Cyber Security)

Alice D. Laberge

Alice Laberge is a Corporate Director and the former President and Chief Executive Officer of Fincentric Corporation, a global provider of software solutions to financial institutions. Previously she was Senior Vice President and Chief Financial Officer of MacMillan Bloedel Ltd. She serves as a director of the Canadian Public Accountability Board. Ms. Laberge is a Fellow of the Institute of Corporate Directors, and holds a Bachelor of Science (Speech Pathology & Audiology) from the University of Alberta and a Master of Business Administration from the University of British Columbia.

	Board & Committee Membership	2019 Meeting Attendance

	Board of Directors	6 of 6
	Audit Committee	6 of 6
	CG&N Committee	4 of 4
	2019 Annual Meeting Results	Percentage of Votes Cast For Nominee

	2019	99.21%
Equity Ownership Interest as of December 31, 2019

	Common Shares	6,800
	DSUs	41,501
	Total Value of Securities Held(2)	$2,314,107
	Director Equity Ownership Requirement ($720,000)(3)	✓

Other Public Issuer Directorships During the Last Five Years

	Royal Bank of Canada, a financial services provider (TSX, NYSE)	2005 to present
	Russel Metals Inc., a metal distribution company (TSX)	2007 to present
	Potash Corporation of Saskatchewan Inc. (TSX, NYSE)	2003 to 2018

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Age: 59 Destin, Florida, United States Director since: 2018(1) Independent Key Skills and Experience ✓ Agri-Business ✓ International Business ✓ Retail Business

Consuelo E. Madere

Consuelo Madere is the President and Founder of Proven Leader Advisory, LLC, a management consulting and executive coaching firm. Previously she was Vice President, Global Vegetables and Asia Commercial of Monsanto Company, a global provider of agricultural products. Ms. Madere is a member of the Latin Corporate Directors Association and the Hispanic Association on Corporate Responsibility. Ms. Madere is a National Association of Corporate Directors Board Leadership Fellow, and holds a NACD/Carnegie-Mellon certification in Cyber-Security. She holds a Bachelor of Science (Chemical Engineering) from Louisiana State University and a Master of Business Administration from the University of Iowa.

	Board & Committee Membership	2019 Meeting Attendance

	Board of Directors	6 of 6
	CG&N Committee (Chair)	4 of 4
	SHE+S Committee	4 of 4
	2019 Annual Meeting Results	Percentage of Votes Cast For Nominee

	2019	99.59%
Equity Ownership Interest as of December 31, 2019

	Common Shares	6.600
	DSUs	8,681
	Total Value of Securities Held(2)	$732,120
	Director Equity Ownership Requirement ($720,000)(3)	✓

Other Public Issuer Directorships During the Last Five Years

	Lindsay Corporation, an agriculture irrigation and transportation infrastructure company (NYSE)	2018 to present
	S&W Seed Company, an agriculture seed company (NASDAQ)	2018 to present
	Potash Corporation of Saskatchewan Inc. (TSX, NYSE)	2014 to 2018

Age: 50 DeWinton, Alberta, Canada Director since: 2018(1) Non-Independent Key Skills and Experience ✓ Mergers & Acquisitions ✓ Strategy ✓ Operations (including SHE+S and Sustainability)

Chuck Magro

Chuck Magro is the President & Chief Executive Officer of Nutrien. Previously he was the President & Chief Executive Officer of Agrium, one of the legacy companies of Nutrien. He serves as a director of Canpotex Limited (a potash export company 50% owned by Nutrien), the International Fertilizer Association and the International Plant Nutrition Institute, and serves as Chair of The Fertilizer Institute and Nutrients for Life Foundation. Mr. Magro holds a Bachelor of Science (Chemical Engineering) from the University of Waterloo and a Master of Business Administration from the University of Windsor.

	Board & Committee Membership	2019 Meeting Attendance

	Board of Directors	6 of 6
	2019 Annual Meeting Results	Percentage of Votes Cast For Nominee

	2019	99.25%
Equity Ownership Interest as of December 31, 2019

For details regarding Mr. Magro’s equity ownership, see page 54.

Other Public Issuer Directorships During the Last Five Years

	Agrium Inc. (TSX, NYSE)	2013 to 2018

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Age: 57 Saskatoon, Saskatchewan, Canada Director since: 2018(1) Independent Key Skills and Experience ✓ Finance ✓ Public Policy & External Relations ✓ Human Resources

Keith G. Martell

Keith Martell is the Chief Executive Officer and director of First Nations Bank of Canada, a Canadian chartered bank providing financial services with a focus on the First Nations marketplace. He serves as a director of River Cree Enterprises Ltd. and as a trustee of the National Indian Brotherhood Trust and the Primrose Lake Trust. He previously served as a director of the Canadian Chamber of Commerce, Public Sector Pension Investment Board of Canada and The North West Company Inc. Mr. Martell is a designated Chartered Professional Accountant and holds a Bachelor of Commerce from the University of Saskatchewan.

	Board & Committee Membership	2019 Meeting Attendance

	Board of Directors	6 of 6
	Audit Committee	6 of 6
	HR&C Committee (Chair)	4 of 4
	2019 Annual Meeting Results	Percentage of Votes Cast For Nominee

	2019	96.80%
	Equity Ownership Interest as of December 31, 2019

	Common Shares	3,800
	DSUs	24,055
	Total Value of Securities Held(2)	$1,334,545
	Director Equity Ownership Requirement ($720,000)(3)	✓

	Other Public Issuer Directorships During the Last Five Years

	Potash Corporation of Saskatchewan Inc. (TSX, NYSE)	2007 to 2018

Age: 54 Toronto, Ontario, Canada Director since: 2018(1) Independent Key Skills and Experience ✓ Mining, Energy & Exploration ✓ Finance ✓ International Business

Aaron W. Regent

Aaron Regent is the Founding Partner of Magris Resources Inc., a private equity firm specializing in the mining sector, and Chairman and Chief Executive Officer of Niobec Inc., a niobium mining company. Previously he was President and Chief Executive Officer of Barrick Gold Corporation, Senior Managing Partner of Brookfield Asset Management, Co-Chief Executive Officer of the Brookfield Infrastructure Group and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent is a designated fellow of the Chartered Professional Accountants (Ontario) and holds a Bachelor of Arts (History) from Western University.

	Board & Committee Membership	2019 Meeting Attendance

	Board of Directors	4 of 6
	Audit Committee	6 of 6
	HR&C Committee	4 of 4
	2019 Annual Meeting Results	Percentage of Votes Cast For Nominee

	2019	97.36%
	Equity Ownership Interest as of December 31, 2019

	Common Shares	23,420
	DSUs	22,617
	Total Value of Securities Held(2)	$2,205,637
	Director Equity Ownership Requirement ($720,000)(3)	✓

	Other Public Issuer Directorships During the Last Five Years

	The Bank of Nova Scotia, a financial services provider (TSX, NYSE)	2013 to present
	Potash Corporation of Saskatchewan Inc. (TSX, NYSE)	2015 to 2018

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Age: 62 Las Vegas, Nevada, United States Director Since: 2018(1) Independent Key Skills and Experience ✓ Agri-Business ✓ Retail Business ✓ Distribution

Mayo M. Schmidt

Mayo Schmidt is Chair of Nutrien. He is also a Corporate Director and former director, President and Chief Executive Officer of Hydro One Limited, an electricity transmission and distribution company. Previously he served as director, President and Chief Executive Officer of Viterra Inc., a global agri-business company.(4) He serves as a member of Washburn University’s Board of Trustees and the Lincoln Society. Mr. Schmidt holds a Bachelor of Business Administration and an Honorary Doctorate of Commerce from Washburn University.

	Board & Committee Membership(5)	2019 Meeting Attendance

	Board of Directors (Chair) (from May 9, 2019)	6 of 6
	CG&N Committee (Chair) (from January 1, 2019 – May 7, 2019)	4 of 4
	SHE+S Committee (from January 1, 2019 – May 7, 2019)	4 of 4
	2019 Annual Meeting Results	Percentage of Votes Cast For Nominee

	2019	99.27%
	Equity Ownership Interest as of December 31, 2019

	Common Shares	3,548
	DSUs	31,985
	Total Value of Securities Held(2)	$1,702,384
	Director Equity Ownership Requirement ($720,000)(3)	✓

	Other Public Issuer Directorships During the Last Five Years

	Hydro One Limited, an electricity transmission and distribution company (TSX)	2015 to 2018
	Agrium Inc. (TSX, NYSE)	2013 to 2018

Notes:

(1)

All of our director nominees previously served as a director of one of Nutrien’s legacy entities commencing in the following years: Mr. Burley (2009); Ms. Clark (2016); Mr. Everitt (2013); Mr. Girling (2006); Ms. Hubbs (2016); Ms. Laberge (2003); Ms. Madere (2014); Mr. Magro (2013); Mr. Martell (2007); Mr. Regent (2015); and Mr. Schmidt (2013).

(2)	Based on Nutrien’s closing share price on the NYSE on December 31, 2019 of $47.91.

(3)

See page 33 for more information on our director equity ownership requirements. Directors have five years to comply with equity ownership requirements. Nutrien considers the requirement met if the target is achieved on a prorated basis. Amounts reported include DSUs credited as dividend equivalents.

(4)

Mr. Burley was a director of Parallel Energy Inc., administrator of Parallel Energy Trust (Parallel Energy). On or about November 9, 2015, Parallel Energy and its affiliates filed applications for protection under the Companies’ Creditors Arrangement Act (Canada) and voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code. Mr. Burley resigned from the board of directors of Parallel Energy Inc. on March 1, 2016. The Canadian entities of Parallel Energy each filed an assignment in bankruptcy under the Bankruptcy and Insolvency Act on March 3, 2016. In 2015, securities regulators for the Provinces of Alberta, British Columbia, Manitoba, Ontario, Quebec, Saskatchewan and New Brunswick issued cease trade orders in relation to the securities of Parallel Energy for the failure by Parallel Energy to timely file financial statements as well as related continuous disclosure documents. Such cease trade orders continue to be in effect. The TSX delisted the trust units and debentures of Parallel Energy at the close of business on December 11, 2015.

(5)

In May 2004, Saskatchewan Wheat Pool Inc. (SWP), the predecessor of Viterra, disposed of its hog operations, which had been carried on through certain of its subsidiaries, through a court-supervised process under the Companies’ Creditors Arrangement Act (Canada). On April 12, 2005, the Saskatchewan Financial Services Commission issued a cease trade order against four of these subsidiaries of SWP for failing to file the required annual continuous disclosure documents. The cease trade order was revoked on October 18, 2010 pursuant to Viterra’s application to effect a reorganization of the entities in question. Mr. Schmidt served as an officer and/or director of these entities.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Our Corporate Governance

We are committed to setting the “tone from the top” to create a culture of integrity throughout the organization by engraining good corporate governance systems and principles in our business operations and culture. We believe that this plays an important role in our long-term success. See Nutrien’s website at www.nutrien.com for more information about our governance policies, including our Corporate Governance Framework, Code of Ethics and board chair position description.

Some highlights of our corporate governance practices are as follows:

Corporate Governance

✓  10 of 11 director nominees are independent

✓  Strong risk oversight

✓  Board Diversity Policy

✓  All committees are independent

✓  Board, committee and director evaluations annually

✓  Board orientation and education program

✓  Code of Ethics

✓  Supplier Code of Conduct

✓  In camera sessions at every board and committee meeting

✓  Audit Committee whistleblower procedures

✓  Written CEO, board chair and committee chair position descriptions

Shareholder Rights

✓  Annual election of directors

✓  Individual director elections

✓  Directors Majority Voting Policy

✓  Written Say on Pay and Shareholder Engagement Policy

✓  Active shareholder engagement

✓  Advisory “Say on Pay” vote

✓  Advance Notice By-Law

Compensation Governance

✓  Independent advice

✓  Recoupment Policy

✓  Prohibition on hedging

✓  Director equity ownership requirement of 3x the board annual retainer

✓  Double-trigger change in control provisions

✓  Executive equity ownership requirements:

✓  5x base salary (President & CEO)

✓  2-3x base salary (Executive Vice Presidents)

Board Independence Standards

Each director’s independence is assessed annually against the independence standards set out in the NYSE Listing Standards, Canadian securities laws relating to governance practices and audit committees and our Corporate Governance Framework. For these purposes, “independent” means the director does not have a direct or indirect relationship with the Corporation which could, in the view of the board, be reasonably expected to interfere with the exercise of the director’s independent judgment, and is not otherwise deemed under applicable U.S. or Canadian securities laws or stock exchange rules not to be independent. Board committee members must also satisfy any additional requirements prescribed under applicable U.S. or Canadian laws and stock exchange rules.

The board has determined that all of the proposed nominees, with the exception of Chuck Magro, are “independent” for purposes of the board independence standards described above. Mr. Magro is not independent because he is our President & CEO.

Director Majority Voting Policy

A nominee who does not receive the support of at least a majority of the votes cast at the meeting in his or her favour must immediately tender his or her resignation to the board chair, to be effective upon acceptance by the board. The CG&N Committee will expeditiously consider the nominee’s offer to resign and then make a recommendation to the board whether or not to accept it. Notwithstanding the foregoing, the board will accept the resignation absent exceptional circumstances. The board will make its decision within 90 days following the meeting and will announce its decision in a press release, including the reasons for rejecting the resignation, if applicable. The Director Majority Voting Policy does not apply to contested director elections, which occur at a meeting at which the number of directors nominated for election is greater than the number of seats available on the board.

Board Tenure

Under the board’s Corporate Governance Framework, a director’s retirement age is generally 72 years, however, the board may request a director extend his or her term of service beyond such retirement age.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

We do not limit the time that a director can serve on the board. While director term limits can assist with board refreshment, there may be circumstances where the board does not want to lose the deeper knowledge of the business and the experience of a longer-serving director.

Board performance evaluations, the board’s retirement policy and our director succession planning program, which includes updated assessments of our board competencies and skills matrix are all mechanisms used by the board to achieve board refreshment.

Board Interlocks and Overboarding

Under the terms of the Corporate Governance Framework, a board interlock arises when two of the Corporation’s directors also serve together on the board of another public company. As of the date of this circular, there are no board interlocks among board members.

The Corporate Governance Framework also describes Nutrien’s overboarding policy. Directors are expected to notify the board and CG&N committee chairs before accepting an invitation to serve on another public company board, to allow the chairs to reasonably assess whether the additional responsibilities will compromise the director’s availability and capacity to fulfill his or her commitment to the board, and whether any real or apparent conflict of interest will result. Executive officers must obtain the approval of Nutrien’s CEO before accepting an invitation to serve on a public company board. The Corporate Governance Framework limits the number of public company boards on which our directors and executive officers should serve.

Board Succession Planning

The CG&N Committee has primary responsibility for board succession planning and for developing a list of nominees for election as directors at each annual meeting. The CG&N Committee Chair regularly reports to the board on the board succession planning process.

The CG&N Committee reviews and updates, as appropriate, the board competencies and skills matrix annually, with a view in particular to take into account the Corporation’s strategic plan and the needs of the board. The committee then reviews overall board composition to assess whether the board has the right mix of skills, perspectives, experience and expertise necessary for proper oversight and effective decision making, benchmarked against the skills matrix and the board’s diversity objectives.

The committee also considers expected turnover and board refreshment. Working with the board chair, the committee considers the expected term of office of each director and how close they are to retirement age in order to plan for potential departures.

The committee also reviews the annual board assessment results to determine whether changes are needed and reviews each candidates’ independence in light of legal and regulatory requirements.

The board chair, CEO, certain committee chairs and other directors interview any suitable candidates, and the Corporation conducts background checks.

The board regularly evaluates our committee membership, but has not instituted a strict rotation schedule as there may be reasons to keep a certain director on a committee for a longer period. Any changes are made by the board taking into account the recommendations of the board chair and the CG&N Committee.

Executive Succession Planning

The HR&C Committee has primary responsibility for overseeing management’s planning process for executive development and succession. The HR&C Committee Chair regularly reports to the board on executive succession planning.

At least annually, the HR&C Committee reviews succession planning, the management structure and executive development. It also reviews succession planning and leadership development below the senior executive level, which grows the pipeline of high performing executives to facilitate senior leadership renewal and orderly senior leadership transitions. The Corporation also uses succession planning as a tool to progress our Workforce Strategy including our Employee Diversity and Inclusion Strategy.

The Chief Executive Officer and the Chief Human Resources and Administrative Officer presents a succession plan report to the HR&C Committee, covering the organization’s most critical positions and our internal bench strength against each. Where a talent gap or risk is observed, the Corporation considers potential lateral movements within the organization and

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

tests the market to research external talent options. On a monthly basis, the Executive Leadership Team reviews the Corporation’s talent pool and pipeline for critical roles, and monitors development of candidates, to diversify exposure, experience, leadership training and business and functional skills.

In addition, the CEO identifies internal high potential successors for senior management positions throughout the Corporation to the HR&C Committee and the Corporation’s human resources group.

The HR&C Committee Chair actively participates in ongoing discussions with the Corporation’s human resources group relating to succession planning over the year. High potential internal candidates identified in the succession plans are encouraged to have direct interactions with the board so that it can get to know the candidates and appreciate their skills and expertise, including through presentations by these individuals at regular meetings, annual training sessions and at social events.

CEO Succession Planning

As part of the executive succession planning process, the HR&C Committee, supported by the Chief Executive Officer and the Chief Human Resources and Administrative Officer, is responsible for CEO Succession. The HR&C Committee meets in camera to discuss CEO succession no less than twice per year and the development of several internal candidates is underway. In addition, a CEO succession plan in the event of the unexpected departure of the CEO is in place which is reviewed and updated annually.

Board Diversity

We believe that having a mix of directors on the board who are from varied backgrounds and who bring a diverse range of perspectives and insights fosters enhanced decision-making, promotes better corporate governance and builds board capacity.

Our belief is reflected in our Board Diversity Policy, which recognizes that only highly qualified candidates with the right personal qualities (such as leadership skills, integrity, time and commitment), core business skills and industry experience will be considered as board members. While the qualifications of each individual director are paramount, diversity criteria relating to the director’s age, tenure, geographic location, education, gender and ethnicity must also be given due consideration. We recently updated our diversity criteria to formally acknowledge the designated groups specifically identified under recent amendments to the Canada Business Corporations Act, including women, Aboriginal peoples, persons with disabilities and members of visible minorities. These updates confirm our commitment to diversity and inclusion and the diversity criteria that are always considered.

Designated Groups are defined as women, Aboriginal peoples, persons with disabilities and members of visible minorities.

The Board Diversity Policy is reinforced by our board competencies and skills matrix, which is reviewed and updated annually by the CG&N Committee as appropriate, and the board succession planning and director recruitment process, which is the responsibility of the CG&N Committee. In addition to its own search, the CG&N Committee may engage independent search firms to assist in identifying directors to recommend for election or appointment to the board, in order to broaden its reach for qualified and diverse director candidates who are unknown to the incumbent directors.

See “Board Tenure” above for more information about our board refreshment practices.

Of our current directors, four are women (33 percent of the total number of directors), one is an Aboriginal person (eight percent of the total number of directors) and one is a member of a visible minority (eight percent of the total number of directors). None of our current directors self-identify as a person with a disability.

Our Board Diversity Policy is available on our website at www.nutrien.com.

Although we do not believe that mandatory quotas are the right approach, our Board Diversity Policy has always included a measurable diversity target that women comprise not less than 30 percent of the Corporation’s directors. This aligns with the objectives of the 30% Club Canada, an organization of which we are a member, which is working towards having women represent 30 percent of board members in Canada by 2022. We are pleased that we have exceeded the 30 percent target for women on the board since we were formed. 33 percent of our current directors are women, and 36 percent of our

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

nominees (40 percent of our independent nominees) are women. Our Board Diversity Policy provides that if the percentage of women directors ever falls below 30 percent, the CG&N Committee will work to re-achieve this target.

At the present time, the board has not set any other targets relating to board diversity. The complexity of our business requires us to maintain flexibility to effectively address board refreshment, succession planning and diversity in its broadest sense in order to continue to attract and retain highly qualified individuals to serve as directors. The CG&N Committee may recommend changes or additional objectives in the Board Diversity Policy to the board for its approval.

The CG&N Committee is responsible for assisting the board by monitoring the implementation of the Board Diversity Policy. See Section Three: Board of Directors and Corporate Governance – Committees of the Boards – Report of the CG&N Committee for more information about board governance over our board diversity program.

Executive Diversity

We believe that a diverse workplace culture drives enhanced decision-making and can influence employee attraction and retention, as well as customer satisfaction. Diversity in our business creates long-term value by aligning Nutrien’s business perspectives with an increasingly diverse customer base, building capability to operate in international markets and enabling Nutrien to recruit from a larger pool of talent.

Within Nutrien’s Executive Leadership Team, which is comprised of Nutrien’s executive officers, the level of representation from diverse groups is a criteria that is always given due consideration when identifying candidates for senior leadership roles. We do not mandate specific diversity targets at the level of Nutrien’s executive officers due to the small size of this group and the need to carefully consider a broad range of criteria.

Of our current Executive Leadership Team, one is a woman (eleven percent of our Executive Leadership Team). As of May 1, 2020, we will have an additional female executive officer, Charlotte Hebebrand, as Executive Vice President and Chief Sustainability Officer, with women then representing 20 percent of our Executive Leadership Team. See “Section Three – Report of the SHE+S Committee” for more information about Ms. Hebebrand and her executive role. None of our Executive Leadership Team self-identifies as an Aboriginal person, a person with a disability or a member of a visible minority.

Commitment to Diversity

We believe the most effective way to realize our goal of increasing the representation of members of diverse groups at the senior leadership and executive levels is to continue to grow the pipeline and create a diverse and inclusive culture.

We are committed to diversity and inclusion within our workforce, our supply chain and the local communities where we carry on business, including Aboriginal communities. This is reinforced in Nutrien’s workplace communications, Code of Ethics and Supplier Code of Conduct, and supported by Nutrien’s policies and procedures, including our Inclusive Workplace Commitment Statement, Respect in the Workplace Policy, Procurement Policies and Procedures and Aboriginal Content Playbook. It is further supported by our confidential, externally-administered Compliance Hotline that employees, suppliers and customers can access. Notably, diversity and inclusion are core priorities of our sustainability strategy as described in our 2018 Sustainability Report.

Our Code of Ethics, Supplier Code of Conduct, 2019, Aboriginal Content Playbook and 2018 Sustainability Report are available on our website at www.nutrien.com.

Nutrien promotes a diverse and inclusive environment within the organization on many fronts. We provide training throughout the organization to leaders and employees on important topics pertaining to diversity such as unconscious bias, and, in 2019, conducted focus groups and diverse employee interviews to gain an understanding of diversity and inclusion in our business culture using the Global Diversity Inclusion Benchmark model as a base. Some other highlights of our diversity and inclusion programs and initiatives include:

✓

Establishing inclusion as one of the four engagement principles upon which Nutrien’s global culture is based. Employee and leader actions consistent with inclusion are evaluated as part of the Nutrien performance management system and link directly to both merit and incentive pay for in-scope employees.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

✓

Continuing to enhance our recruitment and succession planning processes on diverse employees, including women, individuals with a military background and Aboriginal peoples with a tailored approach and content to attract and meet the needs of these individual groups.

✓

Continuing to expand employee resource/affinity groups within Nutrien arriving at five separate employee resource groups with a total of 16 chapters of employees across North America providing support and community to Women in Nutrien, Women in Non-Traditional Environments and Roles, LGBTQ employees (PRIDE@Nutrien), military employees (Military Strong) and the Young Professionals Network. Additionally, establishing an Inclusion Council with over 45 representatives across North America helping to share and implement best practices in diversity and inclusion.

✓	Expanding Nutrien’s maternity/parental leave policy covering 15,000 employees in North America to better support working mothers and new parents at Nutrien beyond levels of legal compliance.

✓	Continuing Aboriginal internships and providing over $100,000 in scholarships for Aboriginal people in STEM (science, technology, engineering and math) post-secondary programs.

✓

Establishing and introducing quarterly diversity scorecard reviews with the Executive Leadership Team outlining the progress of each executive officer’s contribution to Nutrien’s gender goals as well as outlining where opportunities exist to place diverse talent.

Through these mechanisms in our workforce, we currently concentrate our corporate efforts and resources on increasing representation of women, the military and Aboriginal peoples in Canada, with a future match-to-market goal for representation of visible minorities and persons with disabilities in our employee population.

Women are traditionally underrepresented in the agricultural industry. We continue to strive towards increasing female representation at senior levels of Nutrien. We started tracking the number and percentage of women in senior leadership in 2018 when we were formed as well as the number of women in vice president roles. Women in leadership is defined as women in the organization at the Director level and above – all levels above Senior Manager up to and including Chief Executive Officer. We plan to increase the representation of women in senior leadership (including at the vice president level) to 20 percent or more by 2022 and to have 30 percent women in vice president roles alone by the end of 2020. At the end of 2019, we had 15 percent women in senior leadership roles (including vice presidents) and 25 percent female vice presidents globally.

Aboriginal people also represent an important component of our future Canadian workforce, and we track the number of self-identified Aboriginal applicants’ interviewed and hired versus non-Aboriginal candidates. This information informs our hiring practices and where we make community investment in training and education to build capacity.

Our human resources group, with oversight by the HR&C Committee, is responsible for promoting diversity and inclusion within the organization, both at the executive level and within our workforce. See Section Three: Board of Directors and Corporate Governance – Committees of the Boards – Report of the HR&C Committee for more information about board governance over our diversity and inclusion program.

Our Board

Our Board Charter provides that the board is responsible for the stewardship of the Corporation and the oversight of management and the activities of the Corporation. The board’s principal duties include appointment and oversight of the CEO, oversight and approval of the Corporation’s business strategy and strategic planning process, and oversight and approval as appropriate of the Corporation’s policies, procedures and systems for implementing strategy and managing risk.

The board exercises its duties directly and through its committees. The board has four standing committees: the CG&N Committee, the Audit Committee, the HR&C Committee and the SHE+S Committee. Our board and committee charters are available on our website at www.nutrien.com.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Board Competencies and Board Skills Matrix

Each director is expected to have an informed view on topics that are relevant to our business. Our board competencies and skills matrix is an essential tool to help guide the board on whether it has the right skills, perspectives, experience and expertise that is appropriate for proper oversight and effective decision-making by the board as a whole, with a view in particular to take into account the long-term strategy and ongoing business operations of the Corporation. The board competencies and skills matrix are designed to address the scale and diversity of our business, and are reviewed and updated annually as appropriate by the CG&N Committee.

Key Skills and Experience

Skills/Experience	Definition
Senior Leadership
Former/Current CEO or CFO	Experience as a CEO or CFO or similar position for a large organization
Core Business Skills
Human Resources	Experience in leadership continuity, succession planning, diversity and inclusion, compensation programs and management of compensation-related risks
Innovation/Technology & Security (including Cyber Security Oversight)	Experience with technology tools and platforms to enhance business operations, products, services, solutions and security
International Business	Experience within an organization with global operations outside of North America
Operations (including SHE+S & Sustainability)	Operations experience, including operational optimization, safety, health, environmental and security of operations and sustainability, including assessment and analysis of sustainability metrics
Public Policy & External Relations	Broad regulatory, political and public policy experience including government relations
Strategy	Experience with and responsibilities for the development and implementation of business growth and optimization strategies
Core Industry Experience
Agri-Business	Agricultural experience related to markets, regulatory and business environments
Distribution	Logistics, transportation and distribution experience
Finance	Experience as a professional accountant, corporate controller, investment banker or financial professional with respect to a financial or treasury function with an understanding of and responsibility for financial transactions and corporate finance
Mergers & Acquisitions	Experience with mergers, acquisitions, integrations or other business combinations
Mining, Energy & Exploration	Experience in or with the mining, energy or exploration industry
Retail Business	Experience working with a retailer or distributor of products, services or solutions

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Board Skills Matrix

	Senior Leadership	Core Business Skills					Core Industry Experience
	Former /Current CEO or CFO	Human Resources	Innovation /Technology & Security (including Cyber-Security Oversight)	International Business	Operations (including SHE+S & Sustainability)	Public Policy & External Relations	Strategy	Agri-Business	Distribution	Finance	Mergers & Acquisition	Mining, Energy & Exploration	Retail Business

Christopher Burley	✓	✓		✓			✓			✓	✓	✓
Maura Clark	✓	✓		✓			✓			✓	✓	✓	✓
David Everitt		✓	✓	✓	✓		✓	✓	✓		✓		✓
Russell Girling	✓	✓		✓	✓	✓	✓		✓	✓	✓	✓
Miranda Hubbs		✓	✓	✓	✓		✓			✓	✓	✓
Alice Laberge	✓	✓	✓				✓			✓	✓
Consuelo Madere		✓	✓	✓	✓		✓	✓	✓				✓
Chuck Magro	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓
Keith Martell	✓	✓				✓	✓			✓
Aaron Regent	✓	✓		✓	✓	✓	✓		✓	✓	✓	✓
Mayo Schmidt	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓

✓	Key: One of top three skills

Board and Committee Performance Evaluations

The CG&N Committee is responsible for developing and implementing the board and committee performance evaluation program. The CG&N Committee has adopted a structured annual board and committee performance evaluation program, under the board chair’s oversight with the involvement of an external governance advisory firm. The objective of the board and committee evaluation program is to improve board performance and provide the board chair and the committee with information concerning possible changes to board composition in light of our strategic plan and individual performance. Our annual board evaluation process includes formal questionnaires to be completed by each director, which seek subjective opinions and quantitative ratings covering overall board and committee performance, an evaluation of the board chair and each committee chair and a self-evaluation. Following a review of responses, the board chair and applicable committee chairs follow up with the directors, as appropriate.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The 2019 board evaluation process included the components summarized in the following table:

Review of	By	Action
Whole Board	All Directors	✓ Board members complete a questionnaire evaluating the board’s performance. ✓ Relevant members of senior management provide feedback on the board’s performance.
Board Chair	All Directors	✓ Board members complete a questionnaire evaluating the board chair’s performance.
Board Committees	Committee Members and Senior Management	✓ Committee members complete a questionnaire evaluating committee performance. ✓ Relevant members of senior management provide feedback on the committee performance.
Committee Chairs	Committee Members and Board Chair	✓ The board chair, and applicable committee members provide feedback evaluating committee chair performance.
Individual Directors	All Directors (self-evaluation)	✓ Board members complete a questionnaire evaluating their own performance.

Board Orientation and Continuing Education

It is imperative that directors understand our business, including the size, complexity and risk profile of the Corporation, and stay current with corporate governance, regulatory, industry and other key issues to be effective members of our board. The CG&N Committee is responsible for the orientation and continuing education of directors.

Our orientation program helps new directors increase their understanding of their responsibilities and the Corporation’s operations as quickly as possible, so that they can be fully engaged and contribute meaningfully to the board and its committees. The orientation program is tailored to the skills, experience, education, knowledge and needs of each new director and consists of a combination of written materials, one-on-one meetings with senior management, site visits and other briefings and training as appropriate. Current directors may also participate in the orientation program to augment their knowledge or to re-familiarize themselves with the Corporation’s facilities through the site visits. As part of the orientation program, the Code of Ethics is reviewed and affirmed.

Our continuing education program provides regular and ongoing education to our director nominees, advancing their knowledge of our business, industry, regulatory environment, as well as other topical areas of interest, to enhance their effectiveness as directors and stewards of the Corporation. The CG&N Committee, with support from our Corporate Secretary, regularly solicits input from directors and members of management with respect to key education priorities for the board.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

In addition to full board or committee educational sessions that occurred during 2019, directors attended the following board orientation or education meetings.

Date	Event/Topic	Presented/Hosted By	Attended by

February 2019	Board Oversight of Social Purpose	Canadian Directors Network	Alice Laberge

February 2019	Canada’s AI Imperative – From Predictions to Prosperity	Deloitte Podium Club	Miranda Hubbs

March 2019	Board Oversight of Harassment (Short Course)	Institute of Corporate Directors	Miranda Hubbs

March 2019	Crystal Boards: How do Boards Make the Right Decisions – When the Future is Uncertain	Institute of Corporate Directors	Alice Laberge

March 2019	EVA: The Good, The Bad and The Complex	National Association of Corporate Directors	Miranda Hubbs

April 2019	Active-Passive Investor Summit	13D Monitor	Maura Clark

April 2019	Disruptive Technologies	KPMG LLP	Christopher Burley

April 2019	Leading Minds of Compensation (East)	National Association of Corporate Directors	Miranda Hubbs

April 2019	Workplace Culture and Conduct: Challenges and Opportunities	Deloitte Podium Club	Miranda Hubbs

May 2019	A New Lens on CEO Succession Planning	National Association of Corporate Directors	Miranda Hubbs

June 2019	Board Risk Oversight and Insight Program	Global Risk Institute	Miranda Hubbs

June 2019	Cybersecurity	Ernst & Young LLP	John Estey

June 2019	Disruptive Technology Summit	Massachusetts Institute of Technology	Consuelo Madere

June 2019	ESG in the Oil and Gas Industry	BMO Capital Markets	Miranda Hubbs

June 2019	Financial Reporting Update	KPMG LLP	Alice Laberge

June 2019	Governance Week Conference	Various Sponsors	Miranda Hubbs

June 2019	ICD National Conference & Fellowship Awards Gala	Institute of Corporate Directors	Christopher Burley

June 2019	Meridian Compensation Seminar	Meridian Compensation Partners, LLC	Mayo Schmidt

July 2019	Global Geopolitical Matters	Nutrien	All members of the board

August 2019	Good, Bad or Indifferent? An Objective Look at Proxy Advisors	National Association of Corporate Directors	Miranda Hubbs

September 2019	Board Leaders’ Summit	National Institute of Corporate Directors	Consuelo Madere

September 2019	ESG – Building Shareholder-Focused Incentive Plans for a New Generation of Investors	National Association of Corporate Directors	Miranda Hubbs

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Date	Event/Topic	Presented/Hosted By	Attended by

October 2019	Cybersecurity	Darrel Massie S&C Electric Co.	John Estey

October 2019	Human Resources and Compensation Effectiveness Course	Institute of Corporate Directors	Miranda Hubbs

October 2019	Why Data Privacy Matters in a Public World	National Association of Corporate Directors	Miranda Hubbs

November 2019	Exponential Disruption in the Boardroom	KPMG LLP	Christopher Burley

November 2019	Private and Public, Scientific, Academic and Consumer Food Policy Update	Harvard University	Mayo Schmidt

December 2019	Climate Change	Nutrien	All members of the board

December 2019	PwC Corporate Directors Exchange	PricewaterhouseCoopers	Maura Clark

Committees of the Board

The board has four standing committees:

•	the CG&N Committee;

•	the Audit Committee;

•	the HR&C Committee; and

•	the SHE+S Committee.

Report of the CG&N Committee

Corporate Governance & Nominating Committee
Consuelo E. Madere, Chair Christopher M. Burley Miranda C. Hubbs Alice D. Laberge

The board has determined that each member of the CG&N Committee is independent for the purposes of our board independence standards. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules.

Our CG&N Committee Charter is available on our website at www.nutrien.com.

The CG&N Committee has responsibility for the oversight of the Corporation’s governance and board committees, board succession planning and director recruitment, director orientation and continuing education, board and committee evaluations and director compensation. The Committee is also responsible for the oversight of Nutrien’s Board Diversity Policy.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

A summary of the CG&N Committee’s key responsibilities and activities in 2019 is set out below.

Key Responsibilities	Key Activities

Corporate Governance Framework and related policies

✓  Conducted annual review of the Corporate Governance Framework and related policies and recommended changes for approval.

✓  Advised the board on committee charters, structure, functions and qualifications for membership.

Board succession planning and director recruitment processes

✓  Reviewed the board skills matrix and discussed possible candidates for upcoming vacancies.

✓  Oversaw the board and board chair succession transition that occurred in connection with the 2019 board changes and the ongoing director recruiting procedure.

✓  Recommended committee membership and chair appointments to independent directors.

✓  Updated our board competencies and skills matrix.

Director orientation and education program

✓  Reviewed the director orientation, continuing education director program and policies relating director orientation and continuing education.

✓  Oversaw the 2019 board evaluation process as described starting on page 25.

Board Diversity Policy

✓  Monitored the implementation and efficacy of the Board Diversity Policy and measured the annual and cumulative progress made under it.

✓  Updated the Board Diversity Policy and monitored compliance with applicable law relating to diversity disclosure.

Director compensation

✓  With the assistance of Willis Towers Watson, recommended to the board for approval the individual directors’ compensation.

✓  Monitored compliance with individual directors’ equity ownership requirements.

Governance compliance

✓  Monitored corporate governance trends and developments, assessing current corporate governance practices against emerging best practices and other applicable requirements.

✓  Reviewed and approved for recommendation to the board the Corporation’s disclosure documents containing significant corporate governance information, including this circular.

✓  Monitored compliance with applicable laws relating to corporate governance.

✓  Reviewed shareholder proposals and/or requisitions received by the Corporation and reviewed responses.

✓  Received and reviewed corporate governance ratings.

Report of the Audit Committee

Audit Committee
Maura J. Clark, Chair Christopher M. Burley Russell K. Girling Alice D. Laberge Keith G. Martell Aaron W. Regent

The board has determined that each member of the Audit Committee is independent for the purposes of our board independence standards and “financially literate” within the meaning of NI 52-110 – Audit Committees. Maura J. Clark has been determined to be an “audit committee financial expert” for the purpose of the Sarbanes-Oxley Act of 2002 and has accounting and related financial management experience or expertise for the purposes of the NYSE Listing Standards. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules.

Our Audit Committee Charter is available on our website at www.nutrien.com.

The Audit Committee has responsibility for oversight of the Corporation’s accounting and financial reporting processes and the reviews and audits of the Corporation’s financial statements. At these meetings, the committee met with senior members of the Corporation’s financial management team as well as the Corporation’s external auditor. Additionally, the committee had multiple private sessions with the CEO, CFO, Internal Audit, Chief Compliance Officer and Chief Legal Officer (among others). At these meetings, the committee had candid discussions regarding Nutrien’s financial disclosures, financial and risk management practices and other legal, accounting, auditing and internal control matters.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

A summary of the Audit Committee’s key responsibilities and activities in 2019 is set out below.

Key Responsibilities	Key Activities

Financial statements and related disclosures

✓  Approved (or recommended to the board) significant financial disclosure as per the mandate.

✓  Discussed with management and the external auditor their analysis of significant reporting issues, critical accounting policies and practices (and areas where judgment was applied) and other financial measures used in connection with the financial disclosure.

Systems of internal controls over financial reporting

✓  Reviewed the effectiveness of the Corporation’s internal control systems and disclosure controls and procedures, including cyber security controls and information technology strategies.

✓  Reviewed management’s report and the external auditor’s related attestation of the Corporation’s internal controls over financial reporting.

✓  Reviewed reports from the Corporation’s disclosure committee, and discussed with the CEO and CFO disclosures made during the certification processes relating to internal controls.

Material financial and other risks

✓  On an ongoing basis, reviewed with management the financial and other risks within the committee’s mandate and discussed how such risks were assessed, mitigated and disclosed.

✓  Reviewed with management processes that identify, assess, monitor and manage such risks.

Internal audit function

✓  Reviewed with management, the external auditor and internal audit the charter, plans, activities and organizational structure of the internal audit function, with a view to internal audit’s effectiveness, objectivity and independence.

✓  Reviewed the adequacy of resources of the internal audit function.

External auditors

✓  Engaged with external auditor and key related employees to assist, monitor and review the annual audit process.

✓  Assessed the external auditor’s annual qualification report.

✓  Reviewed the formal written statements of independence from the external auditor and assessed their independence, taking into account applicable auditor independence standards.

✓  In accordance with the Corporation’s Pre-Approval for Audit and Non-Audit Services Policy, approved all proposed external audit and permitted non-audit services for the coming year, and all audit and non-audit services during the year outside of previous approvals.

Significant compliance policies and procedures

✓  Established and monitored both standard and confidential procedures for receiving complaints within the committee’s mandate.

✓  Reviewed with the Chief Legal Officer significant compliance policies, reviewed the effectiveness of anti-fraud and anti-bribery laws and reviewed procedures relating to the communication of and compliance with the Corporation’s Code of Ethics.

Report of the HR&C Committee

Human Resources & Compensation Committee
Keith G. Martell, Chair Maura J. Clark John W. Estey David C. Everitt Russell K. Girling Aaron W. Regent

The board has determined that each member of the HR&C Committee is independent for the purposes of our board independence standards and within the meaning of NI 52-110 – Audit Committees. All of the members also have “human resources literacy” as defined in the HR&C Committee Charter, and also meet additional independence and financial literacy standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules. Maura J. Clark has accounting and related financial management experience or expertise for the purposes of the NYSE Listing Standards.

None of Nutrien’s executive officers serve as a member of a compensation committee (or equivalent) of any other entity that employs a member of the HR&C Committee, and, other than Russell K. Girling, no member of the HR&C Committee is currently an active CEO of a publicly-traded company.

Our HR&C Committee Charter is available on our website at www.nutrien.com.

The HR&C Committee has responsibility for the oversight of the Corporation’s executive compensation, broad-based employee compensation, retirement and benefit programs and executive development and succession. The Committee is also responsible for the oversight of Nutrien’s diversity and inclusion initiatives in our workforce, including Aboriginal

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

outreach efforts. The HR&C Committee’s effectiveness in guiding the Corporation on its diversity and inclusion initiatives is a factor that is taken into account as part of the annual performance evaluations of the HR&C Committee.

A summary of the HR&C Committee’s key responsibilities and activities in 2019 is set out below.

Key Responsibilities	Key Activities

Executive compensation

✓  Reviewed and approved the CEO’s annual corporate goals and individual objectives, assessed his performance in light of his goals and objectives and recommended his compensation to the independent members of the board for approval.

✓  Reviewed and approved the compensation structure and evaluation process for other executive officers, assessed their performance and recommended their compensation to the board for approval.

✓  Recommended the Compensation Peer Group for board approval.

Compensation philosophy and governance

✓  Assessed the compensation philosophy for 2019, and whether the executive compensation program aligns with the Corporation’s compensation philosophy, taking into account the Corporation’s risk tolerance.

✓  Reviewed the independence of our compensation consultant, Willis Towers Watson.

✓  Monitored executive officer compliance with mandatory equity ownership guidelines.

Incentive and equity based compensation program

✓  Approved the 2019 KPI Scorecard, monitored progress against the 2019 KPIs and associated projected payouts and approved annual incentive payout budgets for 2019 performance.

✓  Recommended the PSU metrics applicable to the 2019 PSU awards and the PSU Peer Group.

✓  Recommended the 2019 long-term incentive grants for board approval.

Retirement and benefit programs

✓  Reviewed a summary of the level and distribution of plan assets for each of the North American Pension and Savings plans, including recent investment returns relative to benchmarks.

✓  Oversaw the implementation of new aligned Nutrien retirement and benefit programs resulting in significant cost synergies.

Succession plan for senior executives	✓ Oversaw the CEO succession plan. ✓ Oversaw the succession plan for other senior executives. ✓ Reviewed several senior executive appointments and recommended them to the board for approval.

Diversity and Inclusion Program

✓  Reviewed the effectiveness of diversity and inclusion initiatives, including Aboriginal outreach efforts, and measured annual and cumulative progress made under it.

✓  Monitored corporate law developments and best practices in the area of diversity and inclusion.

Disclosure of significant executive compensation information	✓ Reviewed and approved the executive compensation and diversity and inclusion disclosures contained in this circular.

Executive compensation compliance	✓ Reviewed trends in executive compensation and oversaw compliance with applicable laws.

Report of the SHE+S Committee

Safety, Health, Environment + Security Committee
John W. Estey, Chair David C. Everitt Miranda C. Hubbs Consuelo E. Madere

The board has determined that each member of the SHE+S Committee is independent within the meaning of the board independence standards. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules.

Our SHE+S Committee Charter is available on our website at www.nutrien.com.

The SHE+S Committee has responsibility for the oversight of the Corporation’s activities with respect to safety, health, the environment, security and sustainability. This includes overseeing the Corporation’s general strategy and policies relating to sustainability matters such as climate change related risks and opportunities. It directly reports to and advises the board on these matters.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

In 2019, notable sustainability efforts by the Corporation’s management included undertaking climate change related risk and opportunity assessments. As part of this process, Corporation management engaged an external climate-risk consulting firm to assess Nutrien’s greenhouse gas emissions inventory and also engaged KPMG to provide limited assurance on Nutrien’s 2018 Scope 1 and Scope 2 baseline emissions. The Corporation is also assessing climate-related mitigation opportunities for potential targeted greenhouse gas emission reduction. Management anticipates reporting the results of this assessment and its recommendations to the SHE+S Committee in 2020.

The Corporation also issued its first Sustainability Report in 2019. The Corporation intends to focus on sustainability disclosures for the investment community and other stakeholders by issuing its first Environmental Social and Governance Report in the first half of 2020. We also announced the appointment of Charlotte Hebebrand to the position of Executive Vice President and Chief Sustainability Officer at Nutrien effective May 1, 2020, reporting directly to the CEO, further demonstrating the Corporation’s commitment to sustainability. Ms. Hebebrand joins Nutrien with extensive experience in this area and will provide strategic vision and leadership on sustainability related issues at the executive level.

While there is an increased focus on sustainability, safety and security remains a top priority and SHE+S oversees the Corporation’s safety and security activities and policies including management’s first ever global virtual Safety, Health & Environment Summit held in 2019, the completion of a safety culture assessment, and a review of the maturity of our cyber security system, including our plans and processes under the NIST Cybersecurity Framework.

A summary of the SHE+S Committee’s key responsibilities and activities in 2019 is set out below.

Key Responsibilities	Key Activities

Significant policies and management systems within the committee’s mandate

✓  Oversaw the SHE+S vision and strategy – reviewed the five-year strategy and annual objectives.

✓  Oversaw policies relating to sustainability and progress towards sustainability goals.

✓  Oversaw Nutrien’s Sustainability Report.

✓  Oversaw Nutrien’s climate risk and greenhouse gas emission strategy.

✓  Reviewed safety, health, environmental and security performance summaries to identify any performance issues.

✓  Reviewed safety, health, environment and security audit plan for the current and upcoming year.

✓  Reviewed with management the safety, environmental and security emergency response planning processes.

Risk and compliance requirements that come within the committee’s mandate

✓  Reviewed the Corporation’s remediation projects, environmental provisions and significant legal and regulatory developments as per the mandate.

✓  Reviewed risks (including insurance risks) related to safety, health, environment (including climate related physical, technological, regulatory and social risks) and security.

✓  Studied cyber security risk in conjunction with the Audit Committee.

✓  Reviewed disclosure containing significant information within the committee’s mandate.

Director Compensation Program

Philosophy and Objectives

Nutrien’s director compensation program for our independent directors is designed to:

✓	attract and retain board members with the necessary skills, perspectives, experience and expertise;

✓	reflect the responsibilities, commitments and risks that accompany board membership; and

✓	align the interests of our board members with those of shareholders by requiring them to have a significant equity ownership interest in the Corporation.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The CG&N Committee annually reviews director compensation using the Compensation Peer Group, which is the same peer group used to benchmark executive compensation based on the advice of our independent compensation consultant, Willis Towers Watson. Director compensation is generally targeted near the median of the Compensation Peer Group.

Our executive director (the CEO) participates in the Corporation’s executive compensation program and is not entitled to additional compensation for director duties.

Our independent directors cannot participate in the Corporation’s executive compensation program or receive pensions, benefits or other perquisites.

See “Section Four: Executive Compensation” for information about our Compensation Peer Group and compensation paid to our executive director.

Fees and Retainers

Compensation is paid to our independent directors in the form of annual retainers, which are payable in cash and deferred share units (DSUs) as follows:

Annual Retainer	Fees Earned
Board Members
Board Member	$240,000
Board Chair	$440,000
Additional Retainer for Committee Positions
Committee Member	$10,000
CG&N Committee Chair	$15,000
Audit Committee Chair	$20,000
HR&C Committee Chair	$20,000
SHE+S Committee Chair	$15,000
Other
Travel Allowance (per meeting requiring travel out of the directors’ province or state of residence)	$1,000

Directors’ Equity Ownership Requirements

Independent directors are expected to hold an amount equal to three times the board member annual retainer ($720,000) within five years of joining the board. DSUs (which track the value of the common shares) count towards the directors’ equity ownership requirement. Until a director has met his or her equity ownership requirement, one-half of the board member annual retainer ($120,000) must be paid in DSUs. After that, one-quarter of the board member annual retainer must be paid in DSUs. To determine compliance with the director equity ownership requirement, the value of common shares or DSUs is assessed at the higher of (i) the original common share purchase price or DSU issuance price, and (ii) the market value of the common shares or DSUs. All of our independent directors are in compliance with their directors’ equity ownership requirements. See the director nominee biographies beginning on page 13 for the equity ownership interests of each director nominated by Nutrien.

See page 45 for information about our Securities Trading Policy, which prohibits directors and officers from entering into certain transactions that could reduce the risk of equity ownership.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Nutrien’s DSU Plan

Directors can redeem their DSUs for cash only when they leave the board for an amount equal to the market value of the common shares at the time of redemption. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends are paid on our common shares, but do not give the holder voting or other shareholder rights. The following is a summary of the Nutrien DSU Plan:

Eligible Participants	✓ Authorizes the board to grant such number of DSUs to independent directors as it may determine.

Credit to DSU Account

✓  DSUs granted to the director are credited to his or her DSU account.

✓  The number of DSUs issued for a cash portion of the director’s remuneration is calculated by dividing the cash portion of the remuneration by the average closing price of the common shares on the NYSE over the 10 trading days prior to the date such cash portion is converted into DSUs (generally, the last business day of each quarter).

✓  Whenever cash dividends are paid on the common shares, equivalent DSUs are credited to holders.

Vesting	✓ DSUs fully vest upon grant.
Redemption

✓  Payouts of DSUs are made after the date on which the holder ceases to be a director of the Corporation for any reason including retirement or death.

✓  DSU payouts are equal to the market value of the redeemed DSUs on the date of redemption elected by the director or mandated by the Nutrien DSU Plan (less withholdings).

2019 Summary of Director Compensation

Director Summary Compensation Table

The following table sets out the compensation earned by each individual who served as an independent director of Nutrien during the year ended December 31, 2019 in their capacity as independent directors:

Director	Fees Earned(1)	All Other Compensation	Total

Mayo Schmidt(2)	$383,400	$Nil	$383,400

Christopher Burley	$263,000	$Nil	$263,000

Maura Clark	$276,000	$Nil	$276,000

John Estey	$270,000	$Nil	$270,000

David Everitt	$265,000	$Nil	$265,000

Russell Girling	$262,000	$Nil	$262,000

Miranda Hubbs	$264,000	$Nil	$264,000

Alice Laberge	$265,000	$Nil	$265,000

Consuelo Madere	$268,200	$Nil	$268,200

Keith Martell	$273,000	$Nil	$273,000

Aaron Regent	$265,000	$Nil	$265,000

Gerald Grandey(3)	$94,600	$Nil	$94,600

A. Anne McLellan(3)	$94,600	$Nil	$94,600

Derek Pannell(3)(4)	$167,600	$Nil	$167,600

Notes:

(1)

Fees earned consists of the directors’ annual retainers and travel allowances paid in cash or DSUs. The grant date fair value of the DSUs is the average closing price of a common share on the NYSE over the 10 trading days prior to the conversion date. For the 2019 grants, the DSU grant date fair value was $52.36 (Q1), $54.15 (Q2), $50.67 (Q3) and $48.42 (Q4). The number of DSUs granted is calculated by dividing the value of the board member annual retainer to be paid in DSUs and the grant date fair value. Amounts reported exclude DSUs credited as dividend equivalents.

(2)	Mr. Schmidt’s annual retainer as a board member was prorated from January 1, 2019 until May 9, 2019 and as board chair from May 10, 2019 until December 31, 2019.

(3)	On May 9, 2019, Mr. Pannell, Mr. Grandey and Ms. McLellan retired from the board in connection with the 2019 annual meeting.

(4)	Derek Pannell’s annual retainer as board chair was prorated from January 1, 2019 until May 9, 2019.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The following table provides a breakdown of the annual retainers and travel allowances paid to directors in respect of service provided in 2019 as identified in the “Fees Earned” column of the director compensation table (above):

Director	Board, Committee and Committee Chair Retainers	Board and Committee Attendance Fees	Travel Allowance	Total Payable	Percentage of Fees and Retainers Taken in DSUs	Total Fees And Retainers Taken in Cash		Grant Date Fair Value of Total Fees and Retainers Taken in DSUs(1)

Mayo Schmidt	$378,400	$Nil	$5,000	$383,400	100%	$	Nil	$383,400

Christopher Burley	$260,000	$Nil	$3,000	$263,000	50%		$131,500	$131,500

Maura Clark	$270,000	$Nil	$6,000	$276,000	50%		$138,000	$138,000

John Estey	$265,000	$Nil	$5,000	$270,000	50%		$135,000	$135,000

David Everitt	$260,000	$Nil	$5,000	$265,000	25%		$198,750	$66,250

Russell Girling	$260,000	$Nil	$2,000	$262,000	100%	$	Nil	$262,000

Miranda Hubbs	$260,000	$Nil	$4,000	$264,000	25%		$204,000	$60,000

Alice Laberge	$260,000	$Nil	$5,000	$265,000	50%		$132,500	$132,500

Consuelo Madere	$263,200	$Nil	$5,000	$268,200	25%		$208,200	$60,000

Keith Martell	$270,000	$Nil	$3,000	$273,000	25%		$204,750	$68,250

Aaron Regent	$260,000	$Nil	$5,000	$265,000	100%	$	Nil	$265,000

Gerald Grandey	$93,600	$Nil	$1,000	$94,600	100%	$	Nil	$94,600

A. Anne McLellan	$93,600	$Nil	$1,000	$94,600	25%		$70,950	$23,650

Derek Pannell	$165,600	$Nil	$2,000	$167,600	25%		$146,000	$21,600

Notes:

(1)

See note (1) to the Director Summary Compensation Table for a description of the calculation of grant date fair value of DSUs. Amounts reported exclude DSUs credited as dividend equivalents. All directors also elected to receive the listed percentage of their travel allowance in DSUs, other than Ms. Hubbs, Ms. Madere and Mr. Pannell.

Outstanding DSUs

The following table provides details regarding the aggregate value as at December 31, 2019 of DSUs granted to individuals who served as independent directors of Nutrien during 2019 in their capacity as independent directors:

Director	Number of Unredeemed DSUs(1)	Market Value of Unredeemed DSUs(2)(3)

Mayo Schmidt	31,985	$1,532,399

Christopher Burley	16,422	$786,771

Maura Clark	11,753	$563,066

John Estey	54,871	$2,628,882

David Everitt	21,916	$1,049,990

Russell Girling	101,484	$4,862,081

Miranda Hubbs	18,759	$898,744

Alice Laberge	41,501	$1,988,319

Consuelo Madere	8,681	$415,914

Keith Martell	24,055	$1,152,487

Aaron Regent	22,617	$1,083,585

Gerald Grandey	12,557	$601,585

A. Anne McLellan	37,914	$1,816,467

Derek Pannell	29,579	$1,417,127

Notes:

(1)	All DSUs vest on the date of grant. Amounts reported include DSUs credited as dividend equivalents.

(2)	Amounts reported consist of vested but unredeemed DSUs as of December 31, 2019 and include DSUs credited as dividend equivalents.

(3)	Market value of unredeemed DSUs was based on Nutrien’s closing share price on the NYSE on December 31, 2019 of $47.91.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

DSU Awards – Value Vested or Redeemable During the Year

The following table provides details regarding the outstanding DSUs that vested and were redeemed or redeemable during the year ended December 31, 2019 for individuals who served as independent directors of Nutrien during 2019. The figures below are in reference to DSUs earned in their capacity as independent directors. DSUs are only redeemable when the director leaves the board of directors.

Director	DSUs – Value vested and earned during the year(1)(2)	DSUs – Value redeemed or redeemable during the year

Mayo Schmidt	$403,016	$ Nil

Christopher Burley	$146,649	$ Nil

Maura Clark	$145,057	$ Nil

John Estey	$211,847	$ Nil

David Everitt	$ 95,881	$ Nil

Russell Girling	$403,056	$ Nil

Miranda Hubbs	$ 85,077	$ Nil

Alice Laberge	$188,003	$ Nil

Consuelo Madere	$ 68,827	$ Nil

Keith Martell	$101,158	$ Nil

Aaron Regent	$278,637	$ Nil

Gerald Grandey	$122,853	$ 621,201

A. Anne McLellan	$115,232	$ 978,098

Derek Pannell	$ 90,174	$1,386,811

Notes:

(1)	The value of DSUs was based on Nutrien’s closing share price on the NYSE on December 31, 2019 of $47.91.

(2)	Amounts reported consist of the value of DSUs that vested but were not redeemed as of December 31, 2019 and include DSUs credited as dividend equivalents.

Section Four: Executive Compensation

EXECUTIVE COMPENSATION

Message from the Chair of the HR&C Committee

Dear Shareholder:

On behalf of the Human Resources & Compensation (HR&C) Committee and the board, we welcome this opportunity to share our approach to executive compensation.

The HR&C Committee oversees executive compensation, executive development and succession planning. We also oversee broad-based compensation, benefit and retirement programs as well as diversity and inclusion initiatives.

In the Compensation Discussion & Analysis section that follows, we outline detailed information on our pay-for-performance compensation program and governance practices. We also describe our executive compensation decisions for our Named Executive Officers.

Our Compensation Philosophy

To support Nutrien’s vision to become the world’s leading integrated ag solutions provider, our executive compensation program links strategy and performance with compensation, including equity-based compensation. This focuses our executives on long-term success and aligns compensation with shareholders’ interests. In addition to delivering financial performance, we are committed to operating safely and reliably. We value strong relationships in the communities where we operate and aim to build a sustainable, safe and inclusive culture.

The agricultural sector had a difficult year in 2019. Challenging weather conditions, escalating trade disputes and a railway strike affected our supply chain which took a toll on global fertilizer prices and reduced demand for crop nutrients in many of our key markets.

Nutrien’s business objectives turned to stabilizing the company and optimizing the ability to deliver on future growth as markets recover from short-term softness. Effectively balancing and managing risk and reward in these challenging market conditions, without encouraging excessive risk-taking, is an important and integrated component of our approach to executive compensation.

Our Continuing Transformation

While it was a challenging year for the industry, we were able to mitigate its impact by optimizing our integrated business model and the benefits of synergies realized from the merger, utilizing the strength of our cash flow and balance sheet while controlling costs. Working diligently to deliver on the execution of our strategic plan, in 2019 we:

•	completed merger initiatives, capturing $650 million in run-rate synergies, which is 30 percent higher than what we committed to shareholders at the time of the merger and well ahead of schedule;

•	achieved $4.0 billion in adjusted EBITDA and $2.2 billion in free cash flow, both up from the previous year;

•

delivered another year of growth in our Retail operating segment, despite trade uncertainties and the U.S. losing 17 million acres of seeded cropland due to excessive wet weather. We were able to maintain margins and grow market share due to the strength of our sales, service and supply chain network;

•	advanced key strategic initiatives that will bring long-term value, including the rollout and adoption of our digital strategy; and

•	completed several acquisitions including Ruralco Holdings Limited in the third quarter.

Our Executive Compensation Program

In 2018, the committee oversaw the design and implementation of a performance-based executive compensation program for the new team. Throughout 2019, we monitored the relationship between expected performance and compensation, with the assistance of Willis Towers Watson, our independent compensation consultant. We are satisfied the executive compensation program at Nutrien has a sound governance structure and is in line with our peers. We also believe our program is effective in retaining and motivating our management team and attracting new talent when needed. We successfully managed human resources risk through the two-year change in control period following the merger, which

EXECUTIVE COMPENSATION

ended on December 31, 2019, and have a strong leadership team in place with extensive industry and global experience. Accordingly, there was no change to our executive compensation framework in 2019, though some incentive targets were moderately increased to remain competitive.

In 2019, we continued our advance towards a unified workforce and culture. This was supported through the rollout of a new leadership development program and alignment of the legacy benefit and retirement programs. The resulting total rewards framework for Nutrien will continue to create significant synergy realization, while still being market competitive and compelling for employees.

Finally, for 2020, we are broadening the metrics within the annual incentive to link a component of leadership compensation to Nutrien’s ESG performance, demonstrating our commitment to be a leader in promoting sustainable agriculture.

President and Chief Executive Officer (CEO) Pay

The committee and the board spend considerable time managing CEO compensation each year, shaped by our continuing commitment to align total direct compensation for the CEO role with our corporate performance, shareholder interests and the market for CEO talent. Early in 2019, Mr. Magro’s long-term incentive target was increased from 600 percent to 625 percent of his salary to maintain a competitive level. There continues to be a strong link between pay and performance, with 88% percent of his target total direct compensation being at risk. This is demonstrated by an annual incentive payout for 2019 of $1,754,789, representing a 48% reduction from that received for 2018.

Unfortunately, 2019 was a difficult year for safety performance, marked by a fatality in our Retail operating segment. Nutrien remains committed to safety as one of our core values and we are deeply saddened by any loss. This event was considered in making our compensation decisions for Mr. Magro and other key executives and resulted in further downward adjustments.

Recent Named Executive Officer Changes

In October 2019, Ken Seitz joined Nutrien as our new EVP and CEO, Potash. Based in Saskatoon, Mr. Seitz has 25 years of commercial experience, primarily in the mining and energy industries and has conducted business in over 60 countries around the world. Mr. Seitz joined us from Canpotex where he held the position of CEO. Before joining Canpotex, he held a variety of senior management roles during his 18 years at Cameco. We are pleased to have Mr. Seitz join our Executive Leadership Team.

We welcome shareholder input on our compensation programs. Though the Say on Pay vote is advisory and non-binding, we carefully consider the results and any feedback in future planning.

Yours sincerely,

Keith G. Martell

Chair of the Human Resources & Compensation Committee

March 20, 2020

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Named Executive Officers

The six named executive officers, or NEOs, of Nutrien and its subsidiaries for the year ended December 31, 2019 include our CEO, CFO and the next three highest-paid executive officers, along with Fred Thun, who served as Interim CFO until February 1, 2019. The six NEOs are as follows:

NEO	Position
Chuck Magro	President & Chief Executive Officer
Pedro Farah	Executive Vice President & Chief Financial Officer (from February 1, 2019)
Mike Frank	Executive Vice President & Chief Executive Officer, Retail
Ken Seitz	Executive Vice President & Chief Executive Officer, Potash (from October 1, 2019)
Raef Sully	Executive Vice President & Chief Executive Officer, Nitrogen and Phosphate
Fred Thun	Interim Chief Financial Officer (November 1, 2018 to January 31, 2019)

Compensation Principles

As the world’s largest provider of crop inputs and services, Nutrien plays a critical role in Feeding the Future by helping growers to increase food production in a sustainable manner.

We need to attract, motivate and retain the brightest talent with skills across a diverse set of capabilities. This allows us to keep innovating, which is essential for achieving shared success with our customers, investors and other stakeholders that rely on the long-term success of our business. Compensation is a critical tool that helps us accomplish this objective.

Our programs have been designed with a focus on sustainable performance using measures tied to both financial and operational performance with foundations in safety, health and the environment.

The following principles guide the HR&C Committee and management in the design and administration of Nutrien’s executive compensation programs, while supporting the core value of our compensation philosophy of pay-for-performance:

•	link to our business strategy and long-term value creation

•	achieve market competitiveness

EXECUTIVE COMPENSATION

•	align with good governance practices

•	mitigate compensation risk

The following summarizes how we achieve our compensation principles, and highlights key risk-mitigating features incorporated into our processes and programs:

Compensation Plan Design

✓	Compensation program is simple and transparent

✓	Balance between fixed and variable compensation, with most executive total direct compensation being at-risk

✓	Level of fixed compensation is designed to promote retention

✓	Performance targets derived from Nutrien’s annual business plan and longer-term strategic business plan objectives

✓	Multiple performance objectives to capture a broader view of performance

✓	Multiple time horizons (from one to ten years) to balance the achievement of short and long-term performance and risk

✓	Annual and long-term incentive plans have threshold performance levels (below which payouts are not made) and are capped at two times target payout/units

✓	Benchmark total direct compensation versus relevant peers while also considering internal equity

✓	Post-retirement vesting of long-term incentive awards to encourage a long-term view of performance and risk

✓	Apply judgment to address extenuating circumstances
Corporate Governance

✓	HR&C Committee oversees all aspects of executive compensation to assess potential impact on business risk (including human resource risk)

✓	HR&C Committee retains an external compensation consultant to provide independent advice

✓	Recoupment Policy applies to incentive compensation

✓	Mandatory executive equity ownership requirements

✓	Anti-hedging policy that applies to directors and officers

✓	Double trigger change in control provisions requiring both a change of control and termination of the executive are embedded in employment contracts and long-term incentive plans

✓	Severance arrangements limited to two years

✓	Review pay-for-performance sensitivity, payout modelling and back testing of compensation plan design

✓	No stock option repricing or granting stock options at a discount

✓	Shareholders have an annual “say on pay” vote

EXECUTIVE COMPENSATION

Compensation Governance

The HR&C Committee reviews and recommends to the board the compensation philosophy, strategy and principles, and program design, as well as oversees the administration of executive compensation plans, policies and programs.

HR&C Committee
Keith G. Martell, Chair
Maura J. Clark	Russell K. Girling
John W. Estey	Aaron W. Regent
David C. Everitt

The HR&C Committee is composed of independent directors who have been determined by the HR&C Committee to possess human resources literacy, meaning an understanding of compensation theory and practice, human resources management and development, succession planning and executive development. Such knowledge and capability includes: (i) current or prior experience working as a chief executive or senior officer of a major organization (which provides significant financial and human resources experience), (ii) involvement on board compensation committees of other entities, and (iii) experience and education pertaining to financial accounting and reporting, which is integral to managing executive incentive compensation, and familiarity with internal financial controls.

This knowledge and experience, in conjunction with a comprehensive compensation decision process and the support of its independent compensation consultant, enables the HR&C Committee to formulate informed compensation recommendations for board approval.

One of the primary purposes of the committee is to assist the board in fulfilling its oversight responsibilities for executive compensation. Together with the board, the HR&C Committee is committed to getting Nutrien’s approach to human resources matters and compensation right, both for shareholders and for the Corporation’s long-term success.

The executive compensation elements of our committee’s charter focus on:

•	evaluating executives’ performance and recommending appropriate compensation in light of that performance;

•	overseeing the instruments that deliver pay-for-performance;

•	mitigating compensation risk; and

•	putting in place a process to determine competitive compensation levels and overseeing the execution of this process.

To support the decision-making process, the HR&C Committee receives input from management and independent advice from external advisors. The HR&C Committee considers the data provided by and advice of their independent consultant, as well as many other factors. Ultimately, all decisions and recommendations to the board are the committee’s own.

The HR&C Committee reviews the performance goals for the CEO, assesses the CEO’s performance, and makes compensation recommendations for the CEO to the independent members of the board for approval. With respect to the other executive officers, the CEO’s assessment of their performance is taken into account when making compensation decisions. The HR&C Committee reviews and approves the compensation structure and evaluation process for these other executives.

Willis Towers Watson has been engaged by the HR&C Committee as their independent consultant since 2018. Below is a summary of the work that was conducted in 2019:

•	completed a competitive compensation review for executive positions;

•	evaluated the appropriateness of peer companies used in Nutrien’s compensation programs;

•	conducted an assessment of the risks inherent in Nutrien’s compensation programs;

•	reported on executive compensation best practices and evolving corporate governance trends;

•	conducted research, prepared studies and provided advice on matters as assigned by Nutrien’s HR&C Committee;

•	supported the development and review of Nutrien’s proxy circular; and

•	analyzed the pay-for-performance alignment for Nutrien’s CEO on both a retrospective and prospective basis.

EXECUTIVE COMPENSATION

Other distinct teams at Willis Towers Watson serve as management’s consultant with respect to Nutrien’s pension and benefits programs. The following represents the fees billed in 2018 and 2019 for services provided to the HR&C Committee and to management, which included one-time fees related to the integration of our compensation and benefit programs following the merger transaction that closed January 1, 2018:

	Billed 2018 ($)(1)	Billed 2019 ($)(1)
Director and Executive Compensation Related Fees(2)	496,567	841,030
Director and Executive Compensation Related Fees – Merger Integration(2)	222,522	672,783
All Other Fees	777,664	967,607
All Other Fees – Merger Integration	Nil	2,423,843
Total	1,496,753	4,905,263

Notes:

(1)	Fees incurred in Canadian dollars have been converted to U.S. dollars at a rate of $1.00 = CAD$1.3268 for 2019 and $1.00 = CAD$1.2957 for 2018.

(2)	In addition to director and executive compensation services, includes other services related to the HR&C Committee executing its mandate.

The HR&C Committee is aware of the potential conflict of interest associated with the non-executive compensation services and diligently ensures processes are followed to preserve the consultant’s independence. All work performed is and must be pre-approved by the committee, taking into account whether or not the work would compromise their independence. To date, the HR&C Committee is satisfied that Willis Towers Watson continues to provide the committee with impartial advice independent of direct or indirect influence of management. However, the committee may from time to time seek second opinions on substantive issues.

The HR&C Committee based its 2019 decision concerning the independence of Willis Towers Watson on the following:

•

members of the executive compensation consulting team are not responsible for selling other services to Nutrien and receive no incentive or other compensation based on the fees charged to Nutrien for other services provided;

•	the executive compensation consulting team is separate and distinct from the teams that assist Nutrien’s management with the other services provided;

•

the executive compensation consultants do not have a business or personal relationship with any of the committee members or management, and do not own Nutrien shares other than possibly through mutual funds; and

•	Willis Towers Watson has strict protocols and processes to mitigate conflicts of interests and all consultants are required to adhere to a code of conduct.

EXECUTIVE COMPENSATION

Compensation Decision Processes

Compensation Program Risk Management

We mitigate executive compensation risk through appropriate corporate governance oversight and executive compensation plan design (as outlined above) and corporate governance policies. We also motivate certain behaviours that encourage appropriate risk-taking to drive performance in accordance with our risk profile.

As part of its mandate, the HR&C Committee:

•	actively engages with the senior leaders to understand the connection between the executive compensation program and business strategy;

•

governs compensation plan design, the selection of peer groups, the elements of compensation, the level of executives that participate and award distribution, in order to assess potential impact on business risk (including human resource risk);

•

retains an external compensation consultant to provide independent advice on market data, plan design and current good corporate governance practices, and regularly commissions an independent risk assessment;

•	oversees a robust process to assess performance; and

•	considers the implications of the potential risks associated with Nutrien’s compensation policies and practices.

In fulfilling its mandate related to risk management, the HR&C Committee worked with Willis Towers Watson to conduct a compensation program risk assessment. The HR&C Committee concluded that there are no risks arising from Nutrien’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Specific corporate governance policies related to risk management include:

•

Recoupment Policy. Our Recoupment Policy allows for the discretionary recovery from a current or former executive officer of any excess incentive compensation granted or paid to the executive officer where the original award was contingent on the achievement of certain financial results that were later subject to a financial restatement by reasons of non-compliance with securities laws and the need for the restatement was caused by the executive officer’s intentional misconduct, dishonesty or fraud.

•

Mandatory executive equity ownership requirements. Our executives are expected to meet their mandatory executive equity ownership requirements of five times salary for the President & CEO and two to three times salary for our Executive Vice Presidents.

EXECUTIVE COMPENSATION

•

Securities Trading Policy. Our Securities Trading Policy prohibits directors and officers from entering into derivative or similar transactions with respect to their securities of the Corporation, holding their securities in a margin account or pledging their securities as collateral for loans, because such arrangements could reduce the risk of equity ownership by directors and officers and negate the alignment of interests of directors and officers with those of shareholders.

Compensation Framework

In accordance with our compensation philosophy, the salary, benefits, perquisites and retirement arrangements for executives provide the secure fixed compensation component necessary to attract and retain key executive talent. The combination of annual and long-term incentives is designed to motivate the execution of our business strategy in a manner that creates shareholder value while retaining executive talent and aligning executive interests with those of our shareholders.

The combination of the fixed and variable/at-risk compensation components provides our executives with a competitive compensation package that is designed to meet Nutrien’s needs and shareholders’ expectations.

EXECUTIVE COMPENSATION

Please see the below chart for an explanation of our compensation framework.

		Element	Objective	Design	Term	Form
Total Direct Compensation
Fixed	Short-term	Base Salary	Attraction and retention tool to maintain competitiveness Reflect knowledge, skills and responsibilities of the executives	• Reviewed annually with changes effective April 1st • Reflect market value, individual performance and experience, as well as recognize internal equity	One year	Cash
Variable / At-Risk		Annual Incentive	At-risk compensation to motivate successful execution of annual goals related to Nutrien’s strategy

•   Metrics, weighting and performance standards determined annually based on annual and strategic business plans

•   Payouts are determined based on actual performance relative to pre-determined goals and are not guaranteed

•   Maximum upside opportunity of two times target incentive

					One year	Cash
	Long-term Incentives	Performance Share Units (PSUs)	Align the interests of executives and shareholders and reward achievement of sustained long-term performance relative to peers

•   Represents 50% of long-term incentives

•   Performance multiplier based on Total Shareholder Return (TSR) relative to PSU Peer Group

•   Payouts are based on share price at the end of the performance period and the resulting performance multiplier

•   Performance multiplier has a threshold level of performance required (no guaranteed payout) and a maximum multiplier of 200%

•   Performance multiplier capped at 100% if TSR over the performance period is negative

•   Overlapping awards align executives with the creation of shareholder value over successive three-year periods

					Three years	Cash
		Stock Options	Align compensation with the creation of shareholder value	• Represents 50% of long-term incentives • Potential value based on increase in share price from the date of grant • Vest 25% per year over four years on anniversary date of grant	Ten years	Equity
Indirect Compensation
Fixed	Other Compensation Elements	Retirement Arrangements	Attraction and retention tools that reflect competitive market practice and focus on the well-being of the executives	• Defined Benefit and/or Defined Contribution/401(k) Plans with substantially the same terms as available to other employees • Supplemental retirement plans provided to select executives
		Benefits		• Insurance, health, welfare and post-retirement benefits with substantially the same terms as available to other employees
		Perquisites		• Generally limited to an automobile allowance, financial counseling and an annual health examination

EXECUTIVE COMPENSATION

Nutrien’s target total direct compensation for the NEOs has an emphasis on variable/at-risk compensation, supporting our strong pay-for-performance culture and creating alignment with shareholders.

Compensation Peer Group

Nutrien benchmarks NEO compensation levels using a peer group of companies (the Compensation Peer Group).

The HR&C Committee annually commissions its independent consultant to review the criteria and composition of the peer group. The criteria for inclusion in the Compensation Peer Group consists of:

✓	autonomous, publicly traded companies

✓	companies in similar industries headquartered or with their executive team based in Canada or the U.S.

✓	companies of a similar size, measured by revenue (generally one half to two times Nutrien’s size) with consideration to assets, enterprise value and market capitalization

The Compensation Peer Group utilized in making the compensation decisions described in this CD&A was comprised of the following companies:

• Air Products and Chemicals, Inc. • Archer-Daniels-Midland Company • Bunge Limited • CF Industries Holdings, Inc. • Deere & Company • Eastman Chemical Company	• Ecolab Inc. • Enbridge Inc. • FMC Corporation • Huntsman Corporation • Linde plc • LyondellBasell Industries N.V.	• Newmont Mining Corporation • PPG Industries, Inc. • Suncor Energy Inc. • The Mosaic Company • The Sherwin Williams Company • TC Energy Corporation

Overall, Nutrien targets the 50th percentile of the total direct compensation (salary plus annual incentive plus long-term incentive) of the Compensation Peer Group, with the flexibility to recognize the unique roles and responsibilities of Nutrien’s incumbents and their particular expertise relative to market.

Salary

Base salaries are reviewed every year and adjusted (as needed) to maintain market competitiveness with the Compensation Peer Group and to reflect the distinct skill set of the individual executives.

NEO	Position	Currency	2018	2019	Percentage Change
Chuck Magro	President & CEO	CAD	$1,600,000	$1,700,000	6%
Pedro Farah	EVP & CFO	CAD	–	$975,000	–
Mike Frank	EVP & CEO, Retail	USD	$900,000	$932,000	4%
Ken Seitz	EVP & CEO, Potash	CAD	–	$800,000	–
Raef Sully	EVP & CEO, Nitrogen and Phosphate	USD	$500,000	$560,000	12%
Fred Thun	Former Interim CFO (November 1, 2018 to January 31, 2019)	CAD	$391,400	$425,000	9%

EXECUTIVE COMPENSATION

Annual Incentive Plan

Our Annual Incentive Plan is a key element in supporting our pay-for-performance philosophy. Each NEO’s annual incentive opportunity is determined by performance in up to four components, with an emphasis on key operating and financial metrics:

1.	safety, health and environmental (SHE) performance at the corporate level (for Chuck Magro, Pedro Farah and Fred Thun) or operating segment level (for Mike Frank, Ken Seitz and Raef Sully);

2.	Nutrien corporate performance (all NEOs);

3.	Nutrien operating segment performance (Mike Frank, Ken Seitz and Raef Sully only); and

4.	individual performance (all NEOs).

Annual incentive targets are set as a percentage of salary, with actual payouts based on a performance multiplier dependent on the achievement of predetermined annual goals. In addition, for 2020, the metrics within the annual incentive have been broadened to tie a component of leadership compensation to Nutrien’s ESG performance, demonstrating our focus on key ESG risks and progress across our sustainability strategic pillars.

The HR&C Committee and the board have the ability to apply informed judgment to adjust outcomes based on market, operational and other realities that may not have been contemplated in the scorecard formula.

Category	Performance Metric
Safety, Health & Environmental Performance	Leader Commitment
Leader Commitment Completion
Total Recordable Injury Frequency (TRIF)
Lost Time Injury Frequency (LTIF)
Environmental Incident Frequency (EIF)
Nutrien Corporate Performance	Adjusted Net Earnings per Share (EPS)(1)
Free Cash Flow (FCF)(1)
Nutrien Operating Segment Performance	Operating Segment EBITDA
Reliability (Nitrogen)
Cost per Tonne (Phosphate and Potash)
Operating Segment Growth (Retail)

Notes:

(1)

We use non-IFRS financial measures to supplement our financial statements, which are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board unless otherwise stated. Certain non-IFRS financial measures are used to measure performance and settle executive compensation. See page 70 for more information.

EXECUTIVE COMPENSATION

Target Annual Incentive Opportunity

The table below outlines the annual incentive targets as at December 31, 2019 for our continuing NEOs and the weighting of the various performance components applicable to each. The actual performance multiplier can range from 0% to 200% of target.

			2019 Annual Incentive			Performance Weighting
NEO	2019 Salary(1)		Target (% of Salary)	Target		SHE	Corporate	Operating Segment	Individual
Chuck Magro	$1,260,987		140%	$1,765,382		10%	65%	N/A	25%
Pedro Farah	$652,887	(2)	90%	$587,598		10%	65%	N/A	25%
Mike Frank	$923,385		90%	$831,047		10%	35%	30%	25%
Ken Seitz	$136,824	(3)	90%	$542,659	(3)	10%	35%	30%	25%
Raef Sully	$522,692		75%	$392,019		10%	35%	30%	25%

Notes:

(1)	Actual salary earned in 2019. Salaries earned in Canadian dollars have been converted to U.S. dollars at a 2019 average annual exchange rate of $1.00 = CAD$1.3268.

(2)	Mr. Farah’s 2019 salary of $734,851 was prorated to reflect his start date of February 1, 2019.

(3)

Mr. Seitz’s 2019 salary of $602,954 was prorated to reflect his start date of October 1, 2019. His target annual incentive opportunity of $542,659 was annualized and paid in full in lieu of his annual incentives which were forfeited when he left his previous employer.

2019 Annual Incentive Plan Decisions

2019 Safety, Health and Environmental (SHE) Results

We operate in an industry where our people are exposed to workplace situations with the potential to cause injury. Keeping them safe, healthy and secure is a core value. Our safety culture starts with our organizational leaders and extends to everyone involved in our business. That is why a key focus on our SHE score is based on leading indicators to entrench a safety culture in our business.

•	Leader Commitment measures the number of leaders who have developed personal commitments to continually improve our safety culture and demonstrate safety is a core value.

•	Leader Commitment Completion aggregates weekly self-assessments by Nutrien’s senior leaders to measure their perception of personal safety and the safety of their team members.

•	Total Recordable Injury Frequency (TRIF) measures the total number of recorded injuries per 200,000 hours worked.

•	Lost Time Injury Frequency (LTIF) measures the number of injuries resulting in lost time per 200,000 hours worked.

•	Environmental Incident Frequency (EIF) measures the number of environmental incidents per 200,000 hours worked.

Unfortunately, in 2019 we experienced a serious incident that resulted in the fatality of one of our employees. We are deeply saddened by this loss and are committed to reinforcing the critical importance of a strong safety culture throughout the organization. In assessing performance for the year, the Committee felt it was appropriate that this tragic event be reflected in the SHE score and ultimately the overall scores for our Executive Leadership Team. These discretionary downward adjustments are reflected in the 2019 Annual Incentive Payouts table found on page 52.

EXECUTIVE COMPENSATION

Corporate SHE Objectives	Threshold (50%)	Target (100%)	Maximum (200%)	Results	2019 Score	Weighting	Weighted Score
Leader Commitment	65%	70%	80%	75%	150%	35%	53%
Leader Commitment Completion	75%	80%	85%	88%	200%	35%	70%
Total Recordable Injury Frequency (TRIF)	1.48	1.26	1.03	1.34	82%	10%	8%
Lost Time Injury Frequency (LTIF)	0.39	0.34	0.28	0.34	100%	10%	10%
Environmental Incident Frequency (EIF)	0.14	0.11	0.06	0.07	180%	10%	18%
Corporate SHE Score							159%

Retail Operating Segment SHE Score							148%

Potash Operating Segment SHE Score							103%

Nitrogen and Phosphate Operating Segment SHE Score							138%

2019 Corporate and Operating Segment Results

We keep our NEOs focused on value creation by employing financial metrics that matter to our shareholders and our business.

•	Corporate Objectives:

¡	Adjusted net earnings per share (EPS) closely measures near-term shareholder value creation and serves to align executive interests with those of shareholders.

¡	Free cash flow (FCF) serves to focus our executives on core operations and efficient capital allocation. The metric is measured on a per share basis to reflect shareholder interests.

•	Operating Segment Objectives are listed on page 48, and include EBITDA, reliability, cost per tonne and growth metrics.

Objective	Threshold (50%)	Target (100%)	Maximum (200%)	Results	2019 Score	Weighting	Weighted Score
Adjusted Net Earnings per Share (EPS)	$2.00	$3.00	$4.00	$2.17	59%	60%	35%
Free Cash Flow ($/share)	$3.25	$3.75	$4.25	$3.83	116%	40%	46%
Corporate Score							81%

Retail Operating Segment Score							50%

Potash Operating Segment Score							32%

Nitrogen and Phosphate Operating Segment Score							76%

EXECUTIVE COMPENSATION

2019 Individual Performance Achievements

NEO	2019 Key Results	Individual Score
Chuck Magro

•   Delivered strong earnings despite challenging market conditions resulting from unprecedented poor weather conditions and trade uncertainties.

•   Completed merger initiatives including capturing $650 million in run rate synergies, exceeding our commitment to shareholders by 30%.

•   Invested over $1 billion in growth initiatives, including strategic acquisitions, organic investment in Retail and advancing high-return Nitrogen brownfield expansions.

•   Disciplined capital allocation policy, returning over $2.9B to shareholders through increased dividends and share repurchase.

•   Ensured management continuity by overseeing the appointments of key positions on Nutrien’s Executive and Senior Leadership Teams.

•   Continued to lead Nutrien’s purpose driven culture and employee development and engagement, including the roll out of a new leadership development program and performance management process.

155%
Pedro Farah

•   Returned over $2.9B to shareholders through increased dividends and share repurchase while maintaining a strong balance sheet and investment-grade credit rating.

•   Implemented effective cost controls to reduce Corporate G&A spend.

•   With a focus on controlling costs, and continued merger synergies, increased free cash flow including changes in non-cash working capital to $2.6B, up from $0.8B in the prior year.

•   Developed and implemented a new tax operating model, including strategic hires, tax risk identification and governance.

•   Successfully launched Nutrien Financial to strategically grow our customer financing business including setting up the organizational capacity and corporate structures and governance process.

140%
Mike Frank

•   Ensured strong sales, customer service and a strong supply chain network to support our ability to maintain margins and grow market share despite challenging market conditions.

•   Closed the successful acquisitions of Ruralco, the third largest ag retailer in Australia, and Actagro, a manufacturer of environmentally sustainable soil and plant health products.

•   Executed significant tuck-in acquisitions, with 64 new retail locations added to our US network.

•   Progressed Retail’s digital strategy, including the launch of our e-commerce capability and conducted over $260M of sales in 2019 via our digital portal.

•   Strong market share gained in the U.S. crop protection industry.

•   Established a strong leadership team in Brazil with a clear strategy and growth road map to establish a significant business in the market.

160%
Ken Seitz	• As per his employment offer, Annual Incentive paid at target.	N/A
Raef Sully

•   Delivered modest EBITDA growth in Nitrogen despite a decrease in Nitrogen benchmarks and compressed spring and fall application seasons in North America.

•   Advanced several projects that will add a combined 350,000 metric tonnes of annual ammonia and urea capacity, increase efficiencies and reduce emissions.

•   Successfully completed the Redwater, Alberta facility conversion to ammonium sulfate, increasing Nitrogen product capacity and eliminating our need to purchase phosphate rock.

•   Reduced Selling and G&A expenses during challenging market conditions.

•   Improved performance across leading and lagging safety indicators and led Nutrien’s first company-wide virtual Safety Summit, supporting our core value of Safety.

140%
Fred Thun	• As per his employment agreement, annual incentive paid at target.	N/A

EXECUTIVE COMPENSATION

2019 Annual Incentive Payouts

The table below outlines actual annual incentive payouts as at the year ending December 31, 2019 for our continuing NEOs and the weighting of the various performance components applicable to each. The actual performance multiplier can range from 0% to 200% of target.

		Target Annual Incentive (% of salary)	SHE Performance(2)		Corporate Performance		Operating Segment Performance		Individual Performance		Overall Score (%) of Target	2019 Annual Incentive Payout(1)
NEO	2019 Salary(1)		Weight	Score	Weight	Score	Weight	Score	Weight	Score
Chuck Magro	$1,260,987	140%	10%	80	65%	81			25%	155	99.40%	$1,754,789
Pedro Farah	$652,887	90%	10%	100	65%	81			25%	140	97.65%	$ 573,790
Mike Frank	$923,385	90%	10%	74	35%	81	30%	50	25%	160	90.75%	$ 754,175
Ken Seitz(3)	As per the terms of his employment offer, Annual Incentive paid out at target											$ 542,659
Raef Sully	$522,692	75%	10%	100	35%	81	30%	76	25%	140	96.15%	$ 376,926

Notes:

(1)	Compensation paid in Canadian dollars has been converted into U.S. dollars at a 2019 average annual exchange rate of $1.00 = CAD$1.3268.

(2)	SHE performance scores have been adjusted downward at the discretion of the board as a result of the fatality that occurred in the Retail operating segment in 2019.

(3)	Mr. Seitz’s target annual incentive opportunity was annualized and paid in full in lieu of his annual incentives which were forfeited when he left his previous employer.

Long-Term Incentive Program

The long-term incentive program provides the NEOs with an opportunity to receive variable compensation contingent on Nutrien’s long-term performance.

Long-term incentives are the most important component in Nutrien’s reward strategy, as these programs align the interests of NEOs, executives and senior leaders with the interests of our shareholders, motivate leaders to deliver shareholder value over various time horizons, mitigate potential compensation risk by virtue of the longer time horizon and allow us to attract, motivate and retain key talent. Nutrien achieves these objectives by using a combination of Performance Share Units and Stock Options. See “Schedule B – Nutrien Long-Term Incentive Plans” for the terms and conditions attached to the Nutrien 2019 long-term incentive awards.

The HR&C Committee believes that this mix of long-term awards will continue to focus our executives on long-term value creation and thereby align their interests with those of our shareholders. The HR&C Committee further believes that the long-term incentive program supports a balanced approach to risk management.

Performance Share Units (PSUs)

The PSUs cliff vest and are settled in cash at the end of three years, contingent on achievement of predetermined performance conditions over the three year performance period. The performance criteria is currently based on Nutrien’s relative Total Shareholder Return (TSR).

At the end of the three-year performance period, Nutrien’s TSR performance is compared to that of the PSU Peer Group (discussed below). Dividend equivalents accrue and are also cash settled at the end of the performance period. Performance is assessed at the end of each year, with the resulting three years averaged over the full performance period to determine the performance multiplier. The multiplier and vesting conditions apply to both the original grant and dividend equivalents.

EXECUTIVE COMPENSATION

The graph below illustrates the performance range and multiplier that can range from 0% to 200% of target.

•   No PSUs will pay out if Nutrien’s TSR is below the 25th percentile.

•   The maximum performance multiplier is 200% of target, which is earned when the performance is at or above the 75th percentile.

•   If Nutrien’s TSR is negative over the performance measurement period, the performance multiplier is capped at 100%.

PSU Peer Group

Given the diverse nature of the Corporation’s business, the HR&C Committee has found it challenging to set a PSU Peer Group derived solely of Nutrien’s direct competitors. Therefore, a group of companies with some competitive overlap has been identified and used, consisting of competitors in one or more segments of our business, competitors for shareholder investment or companies with similar business models. The criteria for inclusion in the PSU Peer Group consists of:

✓  companies in the fertilizer or agricultural industries;

✓  companies with comparable market capitalization; and

✓  companies that have a similar risk profile.

It is anticipated that the PSU Peer Group will evolve over time to reflect these criteria, with a view to ensuring the change in peers does not result in unintended consequences.

The HR&C Committee considers it appropriate to establish separate peer groups for compensation and performance assessment purposes. The Compensation Peer Group consists of North American companies that represent our primary market for executive talent, whereas the PSU Peer Group is a more global array of companies that represent reasonable investment alternatives for shareholders.

The PSU Peer Group utilized for the 2019 grant was comprised of the following companies:

• AGCO Corporation • Archer-Daniels-Midland Company • Bunge Limited • CF Industries Holdings, Inc.	• Deere & Company • FMC Corporation • Incitec Pivot Limited • Ingredion Incorporated	• Israel Chemicals Ltd. • K+S Aktiengesellschaft • The Mosaic Company • Yara International ASA

Stock Options

Stock options align our executives with the expectations of shareholders as any value realized is dependent on an increase in Nutrien’s share price. They are long-term in nature, with a ten-year term and vesting period over four years which also encourages retention.

EXECUTIVE COMPENSATION

2019 PSU and Stock Option Grants

At the beginning of 2019, Nutrien granted long-term incentives to the following NEOs. As Mr. Seitz joined Nutrien in October, he did not receive a grant in 2019.

NEO	Target Award Value (% of Base Salary)	Long-term Incentive Mix		Number Granted
		Performance Share Units	Stock Options	Performance Share Units(1)		Stock Options(2)
Chuck Magro	625%	50%	50%	86,488		364,770
Pedro Farah	275%	50%	50%	104,069	(3)	92,051
Mike Frank	215%	50%	50%	20,403		86,050
Raef Sully	250%	50%	50%	13,180		55,588
Fred Thun	125%	50%	50%	10,292		43,408

Notes:

(1)	Number of PSUs granted was based on Nutrien’s average share price for the month of December 2018 on the NYSE of $47.42.

(2)	Number of stock options granted was based on an exercise price of $53.54 and the option value ratio used for financial reporting purposes of 21%.

(3)

In order to compensate Mr. Farah for unvested equity awards forfeited from this previous employer, he received a one-time transitional grant in addition to his annual grant. See “2019 Executive Compensation – Summary Compensation Table – Note (13)” for details.

Management Equity Ownership Requirements

NEOs and certain other designated executive officers are expected to hold an amount of equity equal to a multiple of base salary within five years of their appointment. PSUs (which track the value of the common shares at the target level of achievement) count towards the equity ownership requirements, capped at one-third of the number of PSUs held by the NEO for each year that the PSUs are tracking at or above target. To determine compliance with the equity ownership requirements, the value of common shares is assessed at the higher of (i) the original common share purchase price, and (ii) the market value of the common shares. The value of PSUs is based on market value. Stock options do not count towards the equity ownership requirements. The HR&C Committee reviews the equity ownership of senior executives on a semi-annual basis. All of our NEOs are in compliance with their equity ownership requirements.

See page 45 for information about our Securities Trading Policy, which prohibits directors and officers from entering into certain transactions that could reduce the risk of equity ownership.

The following table sets out the equity ownership interests of our NEOs who continued in office as at December 31, 2019:

NEO	Equity Ownership Requirement(1)		Equity Ownership			NEO’s Equity-at-Risk(2)
	Multiple of Base Salary	2019 Ownership Requirement(3)	Common Shares (#)	Eligible PSUs (#)(4)	Common Shares	PSUs(4)	Total Equity Ownership	Multiple of Base Salary
Chuck Magro	5x	$6,544,150	65,101	86,705	$3,118,989	$4,154,037	$7,273,026	5.56
Pedro Farah	3x	$2,251,958	Nil	35,915	Nil	$1,720,688	$1,720,688	2.29(5)
Mike Frank	3x	$2,796,000	21,300	76,026	$1,020,483	$3,642,406	$4,662,889	5.00
Ken Seitz	3x	$1,847,760	Nil	Nil	Nil	Nil	Nil	Nil(5)
Raef Sully	3x	$1,680,000	9,989	14,738	$478,573	$706,098	$1,184,671	2.12(5)

Notes:

(1)	Executive officers have five years to comply with equity ownership requirements. Nutrien considers the requirement met if the target is achieved on a prorated basis.

(2)	Based on Nutrien’s closing share price on the NYSE on December 31, 2019 of $47.91.

(3)	Base salaries paid to NEOs in Canadian dollars have been converted into U.S. dollars at the Bank of Canada exchange rate on December 31, 2019 of $1.00 = CAD$1.2988.

(4)	Amounts reported include PSUs credited as dividend equivalents.

(5)	On track to comply with management equity ownership requirements within the prescribed five year period from appointment.

EXECUTIVE COMPENSATION

Total Shareholder Return – Share Performance Graph

The following graph illustrates Nutrien’s Total Shareholder Return in Canadian dollars, assuming an initial investment of CAD$100 in our common shares on their first day of trading, January 2, 2018 (assuming reinvestment of dividends) and compares it to the return of the S&P/TSX Composite Index during that same two-year period. We are unable to compare the longer term trend in our Total Shareholder Return with the trend in total compensation awarded to our NEOs since it has only been two years since our merger. However, long-term incentives represent a significant portion of our NEOs compensation, where the value realized is tied directly to share price performance.

EXECUTIVE COMPENSATION

2019 Executive Compensation

Summary Compensation Table

The following table provides a summary of the compensation earned by our NEOs for services rendered in all capacities during 2019, 2018 and 2017. Nutrien maintains executive compensation in its home currency (Canadian based NEOs are paid in Canadian dollars and U.S. based NEOs are paid in U.S. dollars). All figures, however, are reported in U.S. dollars unless otherwise indicated. Specific aspects of this compensation are dealt with in further detail in the following notes and tables:

NEO	Position	Year	Salary(1) ($)	Share-based Awards(2)(3)(4) ($)		Option-based Awards(5)(6)(7) ($)	Non-Equity Incentive Plan Compensation – Annual Incentive Plans(8) ($)		Pension Value(9) ($)	All Other Compensation(10) ($)		Total Compensation(11) ($)

Chuck Magro	President & CEO	2019	1,260,987	4,630,568		4,101,255	1,754,789		514,815	103,865		12,366,279
		2018	1,234,854	3,834,877		3,834,890	3,405,727		540,930	38,577		12,889,855	(12)
	President & CEO (Agrium)	2017	1,218,133	2,687,720		2,661,193	2,647,614		462,110	36,817		9,713,587

Pedro Farah	EVP & CFO from February 1, 2019	2019	652,887	5,571,854	(13)	1,034,966	573,790		272,353	143,024	(13)	8,248,874

Mike Frank	EVP & CEO, Retail	2019	923,385	1,092,377		967,495	754,175		283,004	19,400		4,039,836
		2018	900,000	901,615		901,620	1,175,310		315,105	88,743		4,282,393
	EVP & President, Retail (Agrium)	2017	225,000	6,400,004	(14)	Nil	306,788		82,007	3,532,796	(14)	10,546,595

Ken Seitz	EVP & CEO, Potash from October 1, 2019	2019	136,824	Nil		Nil	542,659	(15)	60,471	1,816,342	(15)	2,556,296

Raef Sully	EVP & CEO, Nitrogen and Phosphate	2019	522,692	705,657		624,998	376,926		235,840	155,810		2,621,923
		2018	500,000	626,115		626,129	642,188		198,626	9,454		2,602,512
	President, Nitrogen and Phosphate (PotashCorp)	2017	475,000	631,030		161,011	530,000		151,512	27,583		1,976,136

Fred Thun	Interim CFO between November 1, 2018 and February 1, 2019	2019 2018	163,537 299,707	551,034 174,574		488,054 174,565	80,080 248,832		165,603 125,521	1,229,826 51,346	(16)	2,678,134 1,074,545

Notes:

(1)	Amounts reported represent the base salary amount paid to NEOs in the years indicated.

(2)

Amounts reported for 2019 and 2018 represent the grant date fair value of PSUs awarded in 2019 and 2018. Grant date fair value reflects the number of PSUs granted multiplied by the volume weighted average price for the trading day prior to the grant date. The values shown are derived at a point in time and will be different than the value upon vesting. See pages 58 and 59 for the value of outstanding PSU awards at December 31, 2019.

Assumptions	2019 Grant Value	2018 Grant Value
Grant date fair value	$53.54	$44.50
Expected life in years	3	3
Accounting fair value	$77.25	$42.69

EXECUTIVE COMPENSATION

(3)

Amounts reported for former Agrium NEOs in 2017 represent the grant date fair value of PSUs awarded in 2017. Grant date fair value was calculated using the expected life binomial lattice methodology. This model and the underlying assumptions were used to provide consistent long-term incentive valuation across competitive market data. The underlying assumptions and values are outlined in the table below. They differ from the values used for financial reporting purposes (accounting fair value) which have been calculated using a Monte Carlo Simulation Model. The values shown are derived at a point in time and will be different than the value upon vesting.

Assumptions	2017 Grant Value
Share price on date of grant	$104.25
Expected term in years	3
Expected volatility	22%
Expected dividend yield	4%
Payout range	0%-200%
PSU value ratio	81%
PSU value	$84.44
Accounting fair value	$111.12

(4)

Amounts reported for the former PotashCorp NEO in 2017 represent the grant date fair value of PSUs awarded in 2017 calculated in accordance with FASB ASC Topic 718. The underlying assumptions and values are outlined in the table below.

Assumptions	2017 Grant Value
Share price on date of grant	$18.72
Expected term in years	3
Expected volatility	30.1%
Payout range	0%-200%
PSU value ratio	95%
PSU accounting fair value	$17.76

(5)

Amounts reported for 2019 and 2018 represent the grant date fair value of stock options awarded in 2019 and 2018 as calculated for financial reporting purposes (accounting fair value). Grant date fair value has been calculated using the Black-Scholes-Merton option pricing model. Underlying assumptions and values are outlined in the table below. The values shown are “theoretical values” derived at a point in time and will be different than the value upon exercise. See “Section Four: Executive Compensation – 2019 Executive Compensation – Outstanding Share-Based Awards and Option-Based Awards” for the value of outstanding option-based awards at December 31, 2019.

Assumptions	2019 Grant Value	2018 Grant Value
Share price on date of grant	$53.54	$44.50
Expected life in years	7.5	7.5
Expected volatility	27%	29%
Expected dividend yield	3.22%	3.58%
Option value ratio	21%	22%

(6)

For 2017, amounts reported for former Agrium NEOs represent the grant date fair value of stock options awarded in 2017, respectively. Grant date fair value has been calculated using the expected life binomial lattice methodology. This model and the underlying assumptions were used to ensure consistent long-term incentive valuation across competitive market data. Underlying assumptions and values are outlined in the table below. They differ from the values used for financial reporting purposes (accounting fair value which has been calculated using a Black Scholes Model) mainly due to differences in assumptions such as expected life and volatility. See “Schedule C – Summary of Agrium Legacy Incentive Compensation Plans” for more details related to the Agrium Legacy Stock Option Plan.

Assumptions	2017 Grant Value
Share price on date of grant	$103.22
Expected life in years	6.25
Expected volatility	22%
Expected dividend yield	4%
Option value ratio	12%
Option value	$12.39
Accounting fair value	$21.86

(7)

Amounts reported for former PotashCorp NEOs represent the grant date fair value of stock options awarded in 2017, respectively, calculated in accordance with FASB ASC Topic 718. The underlying assumptions and values are outlined in the table below. See “Schedule D – Summary of PotashCorp Legacy Incentive Compensation Plans” for more details related to the PotashCorp Legacy 2016 LTIP.

Assumptions	2017 Grant Value
Share price on date of grant	$18.72
Expected life in years	5.4
Expected volatility	30%
Expected dividend yield	2.14%
Performance range	N/A
Option value ratio	24.3%
Option accounting fair value	$4.55

EXECUTIVE COMPENSATION

(8)

The amount reported for Mr. Sully in 2017 includes a one-time discretionary transition award, in the amount of $250,000, to recognize his role and significant effort in connection with the completion of the merger. Mr. Thun’s 2019 annual incentive was paid at target, on a prorated basis, as per the terms of his employment agreement.

(9)	Amounts reported include all compensatory items related to the defined benefit and defined contribution plans, including service costs, plan changes and above market earnings.

(10)

Amounts reported represent all perquisites and include items such as car allowance, financial planning and executive medicals. In 2019, Mr. Farah received moving expenses of $107,962. In 2018, Mr. Frank received moving expenses of $61,437. In 2019 and 2017, Mr. Sully received moving expenses of $132,460 and $23,633. In 2019, Mr. Magro and Mr. Thun received vacation payouts from prior years of $71,456 and $72,073.

(11)

For 2019, 2018 and 2017 cash compensation data amounts for compensation paid in Canadian dollars has been converted into U.S. dollars at the average annual exchange rate of U.S. $1.00 = CAD$1.3268, U.S. $1.00 = CAD$1.2957, U.S. $1.00 = CAD$1.2986, respectively. Defined benefit pension obligations have been converted from Canadian dollars to U.S. dollars using the 2019, 2018 and 2017 Bank of Canada exchange rates on December 31 of $1.00 = CAD$1.2988, $1.00 = CAD$1.3642 and $1.00 = CAD$1.2545, respectively. Equity compensation is denominated in U.S. dollars and thus does not require the application of an exchange rate.

(12)

Consistent with prevailing market practice, the HR&C Committee approved the use of the accounting value for determining stock option awards to simplify the process and mitigate differences in values between what is delivered and what is reported. PSUs are valued at face value. As such, the 2019 and 2018 stock option and PSU awards are reported on this basis whereas 2017 equity awards are reported under the prior valuation methodology. This equity valuation change accounts for all but 4% of the increase in Mr. Magro’s total compensation from 2017 to 2018.

(13)

In February 2019, Mr. Farah left a senior position at Walmart to become our Executive Vice President & Chief Financial Officer. In order to compensate him for the market value of his unvested equity awards from his previous employer which were forfeited when he left the company, he received a one-time transitional grant in 2019 of PSUs valued at $3,900,000. This award was solely in connection with the hiring of Mr. Farah and will not be included for purposes of calculating any severance payments.

(14)

In September 2017, Mr. Frank left a senior position at Monsanto to become our Executive Vice President & President, Retail. In order to compensate him for the market value of his unvested equity awards from his previous employer which were forfeited when he left the company, he received a one-time transitional grant of PSUs valued at $6,400,004, which vested on December 31, 2019 based on actual achievement of performance metrics. In order to compensate him for the additional amount that would have become payable to him on settlement of his equity awards on closing of the merger between Monsanto and Bayer (which has since been completed), as well as severance that would have been triggered with the change in control, he also received a one-time cash bonus of $3,500,000. These awards were solely in connection with the hiring of Mr. Frank and will not be included for purposes of calculating any severance payments.

(15)

In October 2019, Mr. Seitz left a senior position at Canpotex to become our Executive Vice President & Chief Executive Officer, Potash. His 2019 salary of $602,954 was prorated to reflect his start date of October 1, 2019. His 2019 target annual incentive opportunity of $542,659 was annualized and paid in full in lieu of his annual incentives which were forfeited when he left his previous employer. In order to compensate him for the market value of his unvested long-term incentive awards from his previous employer which were forfeited when he left the company, he received a cash bonus of $1,808,863. These awards were solely in connection with the hiring of Mr. Seitz and will not be included for purposes of calculating any severance payments.

(16)

In 2019 and 2018, Mr. Thun received $113,054 and $38,589, respectively, in recognition of his role as Interim Chief Financial Officer. All Other Compensation includes a change in control severance payment resulting from a resignation for good reason within two years of a change in control, calculated with reference to the Corporation’s contractual obligations under Mr. Thun’s executive employment agreement and separation agreement and release. Following his departure date of June 28, 2019, Mr. Thun received the following lump sum payment:

•	Severance equal to two years annual salary plus two years of annual incentive paid at target ($960,959); and

•	Amounts the Corporation would have made to the Nutrien pension and other pension or benefits plans and certain perquisites ($76,323).

Further details on our contractual obligations to Mr. Thun are provided under “Employment Agreements, Termination and Change in Control” below.

Outstanding Share-Based Awards and Option-Based Awards

The following table provides details regarding outstanding options and share-based awards as of December 31, 2019. In the case of Chuck Magro, Mike Frank and Fred Thun, prior to 2018, stock options were granted under the Agrium Stock Option and Tandem SAR Plan, and the PSUs were granted under the Agrium PSU/RSU Plan. In the case of Raef Sully, prior to 2018, stock options were granted under the applicable PotashCorp 2016 Long-Term Incentive Plan or PotashCorp Performance Option Plan.

See “Schedule C – Summary of Agrium Legacy Incentive Compensation Plans” and “Schedule D – Summary of PotashCorp Legacy Incentive Compensation Plans” for the terms and conditions attached to the legacy long-term incentive awards.

EXECUTIVE COMPENSATION

	Option-based Awards(1)						Share-based Awards(1)

NEO	Option Grant Date	Number of Securities Underlying Unexercised Options		Options Exercise Price	Options Expiration Date	Aggregate Value of Unexercised In-the- Money Options(1) ($)	PSU Grant Date	Number of PSUs that have not Vested(2) (#)	Market Value of PSUs that have not Vested (Performance to Date)(2)(3) ($)	Market Value of PSUs that have not Vested (Target Performance)(2)(3) ($)	Payout Value of PSUs that have Vested and are not Paid Out(2)(4) ($)
Chuck Magro	25-Feb-10	8,251		$28.35	25-Feb-20	161,390	1-Jan-17	Nil	Nil	Nil	5,187,311
	24-Feb-11	6,223		$40.87	24-Feb-21	43,810	20-Feb-18	92,106	4,412,798	4,412,798
	20-Mar-12	21,825		$39.59	20-Mar-22	181,584	19-Feb-19	89,542	4,289,957	4,289,957
	25-Feb-13	47,405		$45.35	25-Feb-23	121,357
	24-Feb-14	199,700		$40.60	24-Feb-24	1,459,807
	25-Feb-15	402,452		$51.96	25-Feb-25	Nil
	26-Feb-16	551,793		$37.84	26-Feb-26	5,556,556
	22-Feb-17	479,111		$46.29	22-Feb-27	776,160
	20-Feb-18	391,715		$44.50	20-Feb-28	1,335,748
	19-Feb-19	364,770		$53.54	19-Feb-29	Nil
	Total	2,473,245				9,636,412	Total	181,648	8,702,755	8,702,755	5,187,311
Pedro Farah	19-Feb-19	92,051		$53.54	19-Feb-29	Nil	19-Feb-19	107,744	5,162,015	5,162,015
	Total	92,051				Nil	Total	107,744	5,162,015	5,162,015	Nil
Mike Frank	20-Feb-18	92,096		$44.50	20-Feb-28	314,047	15-Sep-17	Nil	Nil	Nil	12,249,805	(5)
	19-Feb-19	86,050		$53.54	19-Feb-29	Nil	20-Feb-18	21,655	1,037,491	1,037,491
							19-Feb-19	21,123	1,012,003	1,012,003
	Total	178,146				314,047	Total	42,778	2,049,494	2,049,494	12,249,805
Ken Seitz	Total	Nil				Nil		Nil	Nil	Nil	Nil
Raef Sully	16-May-13	8,000		$109.45	16-May-23	Nil	20-Feb-17	Nil	Nil	Nil	788,613
	15-May-14	8,789		$92.83	15-May-24	Nil	20-Feb-18	15,038	720,471	720,471
	12-Dec-14	7,460		$87.68	12-Dec-24	Nil	19-Feb-19	13,645	653,732	653,732
	12-May-15	12,376		$80.80	12-May-25	Nil
	11-May-16	5,000		$40.38	11-May-26	37,650
	20-Feb-17	14,154		$46.80	20-Feb-27	15,711
	20-Feb-18	63,956		$44.50	20-Feb-28	218,090
	19-Feb-19	55,588		$53.54	19-Feb-29	Nil
	Total	175,323				271,451	Total	28,683	1,374,203	1,374,203	788,613
Fred Thun	25-Feb-10	3,746		$28.35	25-Feb-20	73,272
	24-Feb-11	2,981		$40.87	24-Feb-21	20,986
	20-Mar-12	8,349		$39.59	20-Mar-22	69,464
	25-Feb-13	14,405		$45.35	25-Feb-23	36,877
	24-Feb-14	19,838		$40.60	24-Feb-24	145,016
	25-Feb-15	33,421		$51.96	25-Feb-25	Nil
	26-Feb-16	13,386		$37.84	26-Feb-26	134,797
	22-Feb-17	11,306		$46.29	22-Feb-27	18,316
	20-Feb-18	17,831		$44.50	20-Feb-28	60,804
	19-Feb-19	43,408	(6)	$53.54	19-Feb-29	Nil
	Total	168,671				559,532

Notes:

(1)

Outstanding awards granted before 2018 have been converted to Nutrien common shares with corresponding adjustments to the exercise prices. December 31, 2019 values are based on Nutrien’s closing share price on the NYSE on December 31, 2019 of $47.91.

(2)	Includes PSUs credited as dividend equivalents.

(3)

For the 2018 and 2019 PSU grants, reflects the market value of PSUs that have not yet vested based on Nutrien’s closing share price on the NYSE on December 31, 2019 of $47.91 and tracking performance to December 31, 2019 (as applicable).

(4)

PSUs granted to Mr. Magro and Mr. Frank in 2017 that matured in 2019 were paid out in March 2020 based on Nutrien’s average share price for the month of December 2019 on the NYSE of U.S.$47.56 and performance multiplier for the period based on Agrium performance for 2017 and Nutrien performance for 2018 and 2019. PSUs granted to Mr. Sully in 2017 that matured in 2019 were settled in shares in March 2020 based on Nutrien’s February 14, 2020 closing share price on the NYSE of $41.28 and performance multiplier for the period based on PotashCorp performance for 2017 and Nutrien performance for 2018 and 2019.

(5)	See note 14 of the Summary Compensation Table starting on page 56.

(6)	Mr. Thun received an enhanced grant in recognition of his role as Interim Chief Financial Officer.

EXECUTIVE COMPENSATION

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides details regarding the option-based, share-based and non-equity incentive-based awards that vested or were earned during the year ended December 31, 2019:

	Option-based Awards			Share-based Awards

NEO	Grant Date	Number Vested(1) (#)	Value Vested or Earned During the Year(2) ($)	Grant Date	Value Vested or Earned During the Year(3)(4) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(5)(6) ($)
Chuck Magro	25-Feb-15	100,613	291,778	1-Jan-17	5,187,311
	26-Feb-16	137,948	2,369,947
	22-Feb-17	119,778	946,246
	20-Feb-18	97,929	975,373
	Total		4,583,344	Total	5,187,311	1,754,789
Pedro Farah
	Total		Nil	Total	Nil	573,790
Mike Frank	20-Feb-18	23,024	229,319	15-Sep-17	12,249,805
	Total		229,319	Total	12,249,805	754,175
Ken Seitz
	Total		Nil	Total	Nil	542,659
Raef Sully	11-May-16	29,071	282,279	20-Feb-17	788,613
	20-Feb-18	15,989	159,250
	Total		441,530	Total	788,613	376,926
Fred Thun	20-Feb-18	17,831	164,224	1-Jan-17	334,796
	19-Feb-19	43,408	Nil	1-Jan-17	90,586
				20-Feb-18	440,825
				19-Feb-19	1,120,264
	Total		164,224	Total	1,986,471	80,080

Notes:

(1)

Vesting of stock options is determined by the board at the time of grant. For Nutrien and Agrium, stock options generally vest in 25% annual increments over a four year period. For PotashCorp, stock options granted before 2018 vest after a three year period.

(2)

The value vested or earned during the year for option-based awards has been calculated based on the number of stock options vested at the time and the share prices at the time of vesting. As Mr. Thun stepped down effective June 28, 2019, the value of his vested option-based awards reflects the sum of the portion that vested on February 20, 2019 and the remaining balance that vested on the date of his departure.

(3)

PSUs granted to Mr. Magro and Mr. Frank in 2017 that matured in 2019 were paid out in March 2020 based on Nutrien’s average share price for the month of December 2019 on the NYSE of $47.56 and performance multiplier for the period based on Agrium performance for 2017 and Nutrien performance for 2018 and 2019. PSUs granted to Mr. Sully in 2017 that matured in 2019 were settled in shares in March 2020 based on Nutrien’s February 14, 2020 closing share price on the NYSE of $41.28 and performance multiplier for the period based on PotashCorp performance for 2017 and Nutrien performance for 2018 and 2019. As Mr. Thun stepped down effective June 28, 2019, the vesting of his PSUs granted in 2017, 2018 and 2019 was accelerated and paid out based on actual achievement, measured as of his departure date, in accordance with his terms of his employment agreement.

(4)	Amounts reported include PSUs credited as dividend equivalents.

(5)

Represents the total payments to each NEO under Nutrien’s Annual Incentive Plan attributable to performance in 2019. Incentive paid in Canadian dollars has been converted into U.S. dollars at a 2019 average annual exchange rate of $1.00 = CAD$1.3268.

(6)

As Mr. Thun stepped down effective June 28, 2019, his 2019 annual incentive was prorated to the date of his departure. Further details on our contractual obligations to Mr. Thun are provided under “Employment Agreements, Termination and Change in Control”.

EXECUTIVE COMPENSATION

Options Exercised and Value Realized During the Year

The following table provides details regarding the option-based awards exercised by the NEOs during the year ended December 31, 2019.

	Option-based Awards

NEO	Grant Date	Number Exercised (#)	Exercise Price	Price on Date of Exercise	Value Realized During the Year
Raef Sully	11-May-16	9,071	$40.38	$55.15	$133,979
	11-May-16	4,000	$40.38	$49.15	$35,080
	11-May-16	6,000	$40.38	$49.16	$52,680
	11-May-16	5,000	$40.38	$49.15	$43,850
	Total	24,071			$265,589

Number of Securities Issuable and Issued as at December 31, 2019

The following table presents prescribed disclosure of the total potential maximum level of dilution under all of the Corporation’s share-based incentive compensation arrangements providing for the issuance of common shares from treasury as required under Form 51-102F5 – Information Circular. All information in the table is given based on the 572,942,809 outstanding common shares of Nutrien as at December 31, 2019.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted- average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)	(c)
Equity compensation plans approved by shareholders
Nutrien Stock Option Plan	2,891,869		$48.80	20,608,934
Agrium Legacy Stock Option Plan Approved by Shareholders of Agrium(1)	4,170,289		$43.83	Nil
PotashCorp Legacy Share-Based Plans Approved by Shareholders of PotashCorp(2)	98,147	(3)	N/A	Nil
	3,272,030	(4)(5)	$75.20	Nil
Total:	10,432,335		$55.15	20,608,934

Notes:

(1)

At the closing of the merger of our two legacy companies, the Corporation assumed the shareholder-approved legacy Agrium Stock Option Plan (the Agrium Legacy Stock Option Plan) and the outstanding stock options granted under the plan. The Agrium Legacy Stock Option Plan is the only legacy Agrium incentive compensation plan that is settled in treasury shares, as described in “Schedule C – Summary of Agrium Legacy Incentive Compensation Plans.” Outstanding awards denominated in Agrium common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 2.23 Nutrien common shares for everyone Agrium common share. No further stock options may be granted under the Agrium Legacy Stock Option Plan.

(2)

At the closing of the merger of our two legacy companies, the Corporation assumed the shareholder-approved legacy PotashCorp Performance Stock Option Plans implemented in the years prior to 2016 and the PotashCorp 2016 Long-Term Incentive Plan (collectively, the PotashCorp Legacy Share-Based Plans), and the outstanding awards (performance stock options, stock options and PSUs) granted under the plans. The PotashCorp Legacy Share-Based Plans are the only legacy PotashCorp incentive compensation plans that are settled in treasury shares, as described in “Schedule D – Summary of PotashCorp Legacy Incentive Compensation Plans.” Outstanding awards denominated in PotashCorp common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 0.4 Nutrien common shares for every one PotashCorp common share. No further awards may be granted under the PotashCorp Legacy Share-Based Plans.

(3)

Under the legacy PotashCorp 2016 Long-Term Incentive Plan, 49,074 PSUs outstanding are subject to performance vesting criteria and may be settled in cash or common shares. The amount reported assumes the maximum payout multiplier is 200% and that all PSUs are settled in common shares.

(4)	Under the PotashCorp 2016 Long-Term Incentive Plan, 1,021,217 stock options outstanding are not subject to performance vesting criteria.

(5)

Under the PotashCorp Performance Stock Option Plans implemented between 2010 and 2015, an aggregate of 2,250,813 performance stock options that are outstanding were subject to performance vesting criteria. For the performance stock options, the amount reported reflects actual units vested based on relevant performance vesting criteria.

Burn Rates

The annual burn rates over the last three financial years for common shares granted annually under the Stock Option Plan and each legacy share-based long-term incentive plan assumed by the Corporation are as set out in the table below. In

EXECUTIVE COMPENSATION

accordance with the rules of the Toronto Stock Exchange, the burn rate is calculated by dividing the number of share-based awards granted under the share-based compensation arrangement during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year, expressed as a percentage:

Share-based Compensation Arrangements	2019 Burn Rate	2018 Burn Rate	2017 Burn Rate
Nutrien Stock Option Plan	0.24%	0.30%	N/A
Agrium Legacy Stock Option Plan	0.00%	0.00%	0.38%
PotashCorp Legacy Share-based Plans(1)	0.00%	0.00%	0.18%

Notes:

(1)

PSUs issued pursuant to PotashCorp’s Legacy Share-based Plans are subject to performance multipliers ranging from 0% to 200% of the number of awards granted on the grant date. For these awards, the amount reported assumes the payout multiplier is 100%. See “Schedule D – Summary of PotashCorp Legacy Incentive Compensation Plans.”

Legacy awards made under the Agrium Legacy Stock Option Plan and the PotashCorp Legacy Share-based Plans will continue to vest and be exercised or settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), and all PSUs are settled, expire or are terminated in accordance with their terms (the last PSU performance cycle ended December  31, 2019), following which the legacy plans will terminate.

Retirement Arrangements

NEOs participate in both registered (or qualified) plans and non-registered (or non-qualified) plans. The plans are of the defined contribution (DC Plans) or defined benefit (DB Plans) type. Participants also participate in a defined benefit supplemental executive retirement plan (DB SERP).

Summary of Retirement Arrangements

Magro, Farah, Frank, Seitz and Thun
DC Plan

•  Nutrien contributes 6% of eligible earnings to the maximum imposed by the Income Tax Act (Canada).

•  Nutrien matches voluntary contributions to a maximum of 3% of eligible earnings.

•  While tax contribution limits for the DC Plans differ between Canada and the U.S., Nutrien bases the 401(k) Savings Plan company limit on the Canadian DC Plan for the participating U.S. NEO (Mike Frank).

DB SERP

•  Provides a pension benefit of 2% of the average of the three years’ highest earnings multiplied by years of service as a designated executive.

•  Earnings are defined as salary in excess of the Canadian DC Plan eligible earnings, plus actual incentive to a maximum of the target incentive.

•  Earnings for the purpose of the DB SERPs are capped at $2,500,000 for the CEO and $1,000,000 for other NEOs.

•  Nutrien does not grant additional service credit, except as needed to recognize the notice period in the event an NEO is terminated without cause.

•  Total pension payable is further limited to 70% of final salary.

•  Normal retirement is age 60. Early retirement is available at age 55, however pension benefits are reduced by 6% for each year retirement occurs before age 60. Similarly, pension benefits are increased by 6% for each year retirement occurs after age 60.

•  Benefits are paid for life with a spousal survivor pension of 60% of the NEO’s pension or a 15-year guarantee for an NEO without a spouse at retirement.

•  Participants that entered the plan between inception (June 25, 2006) and December 31, 2012 vest at a rate of 25% per year; while new participants after January 1, 2013 vest at 16.7% per year.

•  The DB SERPs are unfunded; benefits are paid from Nutrien’s general revenues.

•  The DB SERP for Canadian NEOs is secured through a letter of credit held by a third-party trustee. The DB SERP for the U.S. NEO is not eligible for Canadian DB SERP security.

EXECUTIVE COMPENSATION

Sully
DB Plan

•    Provides a pension benefit of 1.5% of final average monthly compensation restricted by IRS pay limits, multiplied by years of benefit service.

•    Final average monthly compensation is the average of the highest 60 months while active in the plan.

•    Earnings are defined as total compensation including amounts under the annual incentive plan.

•    Participants become vested after five years of service.

•    Normal retirement is age 65. Early retirement is available at age 55 with at least five years of service, however pension benefits are reduced by 6% for each year that the benefit begins between ages 65 and 60; plus 4% for each year that the benefit begins between ages 60 and 55. Benefits are unreduced at age 62 with 20 years of service.

DC Plan	• Nutrien matches voluntary contributions to a maximum of 3% of eligible earnings.
DB SERP

•    Provides a pension benefit of 1.5% of final average monthly compensation calculated without regard to the IRS limitations multiplied by years of benefit service less pension benefits paid from the DB Plan noted above.

•    Benefits are paid in the form of a lump sum payment.

•    The DB SERP benefits are paid from Nutrien’s general revenues through a Rabbi Trust.

Retirement Arrangements Value Disclosure

The following table presents the benefits accumulated under the DC Plans as of December 31, 2019:

NEO	Accumulated value at start of year(1) ($)	Compensatory(1) ($)	Accumulated value at year end(1) ($)
Chuck Magro	324,187	12,314	396,781
Pedro Farah	Nil	10,904	17,562
Mike Frank	40,268	13,824	98,205
Ken Seitz	Nil	7,526	15,546
Raef Sully	146,567	11,150	62,482
Fred Thun	328,212	6,630	Nil

Notes:

(1)

Dollar accumulated value amounts have been converted from Canadian dollars to U.S. dollars using the Bank of Canada exchange rate on December 31, 2018 and 2019 of $1.00 = CAD$1.3642 and $1.00 = CAD$1.2988, respectively and the compensatory amounts at the 2019 annual average exchange rate of $1.00 = CAD$1.3268.

The following table presents, as at December 31, 2019, accrued pension obligations and projected annual retirement benefits associated with the DB Plan and DB SERPs payable to NEOs assuming the NEOs were to retire as of the stated dates.

NEO	Number of years credited service(1) (#)	Annual benefits payable(1)(2)(3) ($)			Opening present value of defined benefit obligation(4)(7) ($)	Compensatory change(5)(7) ($)	Non- compensatory change(6)(7) ($)	Closing present value of defined benefit obligation(4)(7)(8) ($)
		At year end(7)	At age 60(7)	At age 65(7)
Chuck Magro	10.161	391,169	764,898	1,191,099	4,400,628	502,501	1,057,883	5,961,012
Pedro Farah	0.917	14,121	22,421	129,239	Nil	261,449	32,318	293,767
Mike Frank	2.285	45,700	139,033	310,743	338,616	269,180	166,576	774,372
Ken Seitz	0.250	3,850	146,905	291,069	Nil	52,945	7,816	60,761
Raef Sully	7.417	84,214	172,213	228,987	987,485	224,690	360,869	1,573,044
Fred Thun	8.167	67,362	67,362	N/A	826,573	158,973	12,053	997,599

EXECUTIVE COMPENSATION

Notes:

(1)	None of the NEOs have been credited with additional years of service above the years of service actually provided to the Corporation.

(2)	The normal retirement age for all NEOs, except for Mr. Sully, is 60. The normal retirement age for Mr. Sully is 65, however, unreduced benefits are available at age 62 with 20 years of service.

(3)	The projected annual pension benefits are calculated assuming the highest average earnings remain unchanged from December 31, 2019.

(4)

The present value of defined benefit obligations is the actuarial value of projected benefits for service accrued to the beginning of year and end of year. The calculation of the amounts shown in the table used actuarial assumptions and methods that are consistent with those used for calculating pension obligations disclosed in the respective consolidated financial statements. For key assumptions used, see the notes to the Corporation’s audited consolidated financial statements.

(5)

The amount related to service cost and compensation changes differ from the assumptions (as utilized for purposes of calculating pension obligations as disclosed in the Corporation’s audited consolidated financial statements).

(6)	The amount related to items such as interest on the obligation, the impact of changes in the discount rate assumption and changes in the U.S. exchange rate for Canadian-based executives.

(7)

For Canadian plan members, the annual benefits payable and the defined benefit obligations as at December 31, 2019 have been converted from Canadian dollars to U.S. dollars using the exchange rate on December 31, 2019 of $1.00 = CAD$1.2988. The defined benefit obligation as at December 31, 2018 was converted at the December 31, 2018 exchange rate of $1.00 = CAD$1.3642. The remaining components were converted at the 2019 average annual exchange rate of $1.00 = CAD$1.3268.

(8)	In accordance with Mr. Thun’s employment agreement, 24 months of additional credited service was granted upon his termination.

Employment Agreements, Termination & Change in Control

The HR&C Committee believes that executive employment agreements for the Corporation’s senior executives are a necessary component of a competitive compensation program and an important risk management tool by creating certainty in severance and other benefits payable upon certain termination events.

Our CEO and his direct reports have each entered into a standardized executive employment agreement with Nutrien.

The two-year change in control period that resulted from the merger expired December 31, 2019 and the employment agreements (or change in control agreements) entered into by the senior executives with a legacy company have now expired or been terminated. A new change in control would need to occur in order to trigger the change in control provisions.

Highlights of the Executive Employment Agreements

•   Simplifies our overall executive compensation program by aligning our executive employment agreements and the annual and long-term compensation plans.

•   Does not provide for special treatment of long-term incentives if the executive officer leaves under various circumstances. Treatment of long-term incentives is covered by the long-term incentive plans.

•   Change-in-control provisions are double trigger, which means that within two years of a change in control, the Corporation must terminate the executive without cause, or the executive must resign for good reason, for the payouts and benefits to be triggered.

•   Change-in-control provisions align with the change in control provisions in our annual and long-term incentive plans.

•   Severance arrangements serve as consideration for restrictive covenants imposed on the executive, including an agreement not to compete or solicit following his or her departure, and an agreed form of release.

•   Agreement that incentive awards may be subject to recoupment or clawback under the Corporation’s recoupment policy.

EXECUTIVE COMPENSATION

Incremental Amounts Payable

The following table presents the incremental amounts payable to each NEO in three different circumstances, assuming the event occurred on December 31, 2019. There are no incremental amounts payable if the NEO retires, resigns voluntarily or is terminated for cause, or on a change in control without termination. PSUs and stock options are treated according to the terms and conditions of the long-term incentive plans. See below for information about the NEO employments agreements.

NEO	Termination without Cause/ Constructive Dismissal – No Change in Control(1)	Termination without Cause/ Constructive Dismissal – Within Two Years of a Change in Control(1)
Chuck Magro
Salary/Annual Incentive	$6,282,723	$6,282,723
Benefits	$57,177	$57,177
Long-term Incentives
PSUs(2)	Nil	$8,702,755
Stock Options(3)	Nil	$2,779,016
Pension Benefits	$1,214,237	$1,214,237

Total Compensation	$7,554,137	$19,035,908

Pedro Farah
Salary/Annual Incentive	$2,852,633	$2,852,633
Benefits	$36,029	$36,029
Long-term Incentives
PSUs(2)	$4,079,455	$5,162,015
Stock Options(3)	Nil	Nil
Pension Benefits	$989,434	$989,434

Total Compensation	$7,957,551	$9,040,111

Mike Frank
Salary/Annual Incentive	$3,541,600	$3,541,600
Benefits	$38,757	$38,757
Long-term Incentives
PSUs(2)	Nil	$2,049,494
Stock Options(3)	Nil	$235,536
Pension Benefits	$740,294	$740,294

Total Compensation	$4,320,651	$6,605,681

Ken Seitz
Salary/Annual Incentive	$2,340,622	$2,340,622
Benefits	$33,203	$33,203
Long-term Incentives
PSUs(2)	Nil	Nil
Stock Options(3)	Nil	Nil
Pension Benefits	$205,365	$205,365

Total Compensation	$2,579,190	$2,579,190

Raef Sully
Salary/Annual Incentive	$1,960,000	$1,960,000
Benefits	$40,636	$40,636
Long-term Incentives
PSUs(2)	Nil	$1,374,203
Stock Options(3)	Nil	$179,278
Pension Benefits	$393,593	$393,593

Total Compensation	$2,394,229	$3,947,710

Notes:

(1)	Compensation paid in Canadian dollars has been converted into U.S. dollars at the December 31, 2019 exchange rate of $1.00 = CAD$1.2988.

(2)

Values for the 2018 and 2019 PSU grants that have not yet vested are based on Nutrien’s closing share price on the NYSE on December 31, 2019 of $47.91 and assumes target performance. The value of Mr. Farah’s 2019 PSU transitional grant has been determined at full value without proration in the event of his termination with no change in control per his employment agreement. Actual payouts will vary depending upon Nutrien’s share price and the percentage of PSUs held by the NEO that vest based on actual performance.

(3)

Values for stock options are based on stock options that are in-the-money based on Nutrien’s closing share price on the NYSE on December 31, 2019 of $47.91 and assumes immediate full vesting of all stock options held by the NEO as at December 31, 2019. Actual payouts will vary depending upon Nutrien’s share price and the number of stock options held by the NEO that vest.

EXECUTIVE COMPENSATION

Key Provisions of Employment Agreements

Magro, Farah, Frank, Seitz and Sully

Severance Period	24 months

Termination without Cause or Resignation for Good Reason - No Change in Control, or Within Two Years of a Change in Control

The senior executive is entitled to a lump sum cash payment equal to:

•    base salary for the severance period;

•    annual incentive at target, prorated for the portion of the year worked, plus annual incentive at target for the severance period;

•    the cost to Nutrien of benefits for the severance period; and

•    the value of Nutrien’s contributions to the DC Plan for the severance period.

The senior executive is also entitled to:

•    DB SERP service credit over the severance period;

•    DB Plan (Mr. Sully only) service credit over the severance period; and

•    vesting and settlement of PSUs and stock options according to the terms and conditions of our long-term incentive plans.(1)

Restrictive Covenants	12-month non-competition provision.

24-month non-solicitation provision.

Recoupment	Agreement that incentive awards may be subject to recoupment or clawback under the Corporation’s Recoupment Policy.

Notes:

(1)

In February 2019, Mr. Farah left a senior position at Walmart to become our Executive Vice President & Chief Financial Officer. In order to compensate him for the market value of his unvested equity awards from his previous employer which were forfeited when he left the company, he received a one-time transitional grant in 2019 of PSUs valued at $3,900,000, which vest over a three-year performance period based on actual achievement of performance metrics (less the gross amount Mr. Farah received from his former employer related to its long-term incentive program) and will vest and be paid at full value without proration in the event of his termination. This transitional grant was solely in connection with the hiring of Mr. Farah and will not be included for purposes of calculating any severance payments.

In October 2019, Mr. Seitz left a senior position at Canpotex to become our Executive Vice President & Chief Executive Officer, Potash. In order to compensate him for the value of his long-term incentive awards from his previous employer which were forfeited when he left the company, he received a one-time transitional grant of PSUs in 2020 valued at $2,353,520, which vest over a three-year performance period based on actual achievement of performance metrics (less the gross amount Mr. Seitz receives from his former employer related to its long-term incentive program) and will vest and be paid at full value without proration in the event of his termination. These amounts are solely in connection with the hiring of Mr. Seitz and will not be included for purposes of calculating any severance payments.

Fred Thun stepped down effective June 28, 2019. Mr. Thun had a legacy Agrium agreement. The Summary Compensation Table on page 56 shows the actual amounts he was paid as a result of his departure on June 28, 2019. His severance payment and other benefits under his legacy employment agreement, as confirmed by a separation agreement and release, were determined as follows:

Thun

Severance Period	24 months

Termination without Cause or Resignation for Good Reason - Change in Control

Fred Thun was entitled to a lump sum cash payment equal to:

•    base salary over the severance period;

•    annual incentive at target, prorated for the portion of the year worked, plus annual incentive at target for the severance period;

•    the cost to Nutrien of benefits for the severance period; and

•    the value of Nutrien’s contributions to the DC Plan for the severance period.

Mr. Thun was also entitled to:

•    DB SERP service credit for the severance period;

•    vesting and settlement of PSUs and RSUs according to the terms and conditions of our long-term incentive plans and contractual arrangements; and

•    immediate full vesting of all stock options.

EXECUTIVE COMPENSATION

For information about our long-term incentive plans, please see the following:

•	Schedule B – Summary of Nutrien Long-Term Incentive Plans

•	Schedule C – Summary of Agrium Legacy Incentive Compensation Plans

•	Schedule D – Summary of PotashCorp Legacy Incentive Compensation Plans.

Double Trigger Change in Control Provisions

We define change in control as follows:

•	the acquisition by a person or entity of 30% or more of Nutrien’s common shares;

•

a sale or other disposition of 50% or more of the book value of the fixed assets of the Corporation, or the fixed assets of substantially all of an operating segment of the Corporation (but only with respect to the executives responsible for such operating segment);

•

a business combination with another person or entity, unless the total voting power of Nutrien’s common shares before the business combination is at least 50% of the total voting power of the surviving person or entity, and the total such voting power among the holders of Nutrien’s common shares after the business combination is in substantially the same proportion as the total voting power among such holders before the business combination;

•	a change of more than 50% in the directors on the board as a result of a contested election of directors; or

•	a board resolution indicates that a change in control of the Corporation has occurred or is imminent.

We define good reason as follows:

•	a substantial diminishment of the executive’s authorities, duties, responsibilities or status;

•	a reduction in or failure to increase annual base salary, other than in line with other similarly-situated employees;

•	a substantial reduction in target compensation that is not replaced by alternative compensation, other than in line with other similarly-situated employees;

•	a failure to continue participation in the annual or long-term incentive program in line with other similarly-situated employees, that is not replaced by alternative compensation;

•

a failure to continue participation in the benefit plans, retirement program or post-retirement benefits program in line with other similarly-situated employees, other than the discontinuance of a defined benefit pension plan that is replaced by a defined contribution pension plan effective no earlier than the next compensation cycle;

•	the assignment of any significant, ongoing duties inconsistent with the executive’s skills, duties, position, responsibilities or status;

•	a relocation at the request of the Corporation to more than 80 km from the executive’s current job location or office; or

•	a material breach by the Corporation of the executive’s employment agreement.

Section Five: General Information

Indebtedness of Directors, Officers and Employees

None of the current or former executive officers, directors or employees of the Corporation or any of our subsidiaries is indebted to the Corporation or any of our subsidiaries, including by way of a guarantee, support agreement, letter of credit or similar arrangement or understanding between us or any of our subsidiaries and another entity.

Interest of Informed Persons in Material Transactions

We are not aware of any material interest, direct or indirect, of any “informed” person of the Corporation (as such term is defined under Canadian securities laws), any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director, in any transaction since the start of our most recently completed financial year or in any proposed transaction which has or would materially affect us or any of our subsidiaries.

Shareholder Proposals

Shareholder proposals to be considered for inclusion in the 2021 management proxy circular must be received by us on or before December 20, 2020 by email to corporatesecretary@nutrien.com, or by mail or courier to Nutrien Ltd., Suite 500, 122- 1st Avenue South Saskatoon, SK Canada S7K 7G3, Attention: Corporate Secretary.

Advance Notice By-Law

The Corporation has adopted a by-law relating to advance notice of nominations of the directors of the Corporation (the Advance Notice By-Law) which establishes a framework for advance notice of nominations of persons for election to the board. The Advance Notice By-Law sets deadlines of a prescribed number of days before a shareholders’ meeting for a shareholder to notify us of its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. The Advance Notice By-Law applies at an annual or special meeting of shareholders that was called to elect directors (whether or not also called for other purposes), and may be waived by the board. It does not affect the ability of shareholders to requisition a meeting or make a proposal under the Canada Business Corporations Act.

In the case of an annual meeting of shareholders, notice to the Corporation pursuant to the Advance Notice By-Law must be given not less than 30 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the date that is the earlier of: (i) the date that a notice of meeting is filed; and (ii) the date that the first public announcement of the date of the annual meeting was made (the notice date), notice may be given not later than the close of business on the 10th day following the notice date. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation pursuant to the Advance Notice By-Law must be given not later than the close of business on the 15th day following the notice date. As of the date of this circular, Nutrien had not received any additional director nominations for the meeting.

Shareholder and Other Stakeholder Engagement

We believe that engaging constructively with our shareholders and other stakeholders is important, including with shareholders on issues such as governance and executive compensation. We have a comprehensive program to regularly engage with our stakeholders.

Shareholders are encouraged to participate in the Corporation’s governance by attending the annual meeting and posing questions to the board and management. The board believes that including an advisory vote on executive compensation opens additional channels of communication between the board and shareholders. Under our Say on Pay and Shareholder Engagement Policy, shareholders who vote against the advisory resolution are encouraged to contact the board to discuss their specific concerns, which are considered and passed on to either or both of the board chair or the HR&C Committee Chair.

We also facilitate votes on shareholder proposals submitted in compliance with applicable law. Voting results are given appropriate consideration in developing Nutrien’s governance policies and compensation philosophy.

GENERAL INFORMATION

Below are some highlights of our communications and external engagement activities for shareholders and other stakeholders:

Say on Pay and Shareholder Engagement Policy

Our Say on Pay and Shareholder Engagement Policy reinforces our commitment to have meaningful and constructive shareholder engagement and to consider the results of our advisory vote on executive compensation. The policy is available on our website at www.nutrien.com/what-we-do/governance.

Public Disclosure

Each year, we facilitate various channels of communication through the Corporation’s various public disclosures, such as the annual report, management proxy circular, annual information form, financial statements, news releases and regular updates to our webpage.

Sustainability Report

Our 2018 Sustainability Report is meant to communicate our sustainability priorities with shareholders and stakeholders. The report contains an overview of our sustainability practices and results, as well as a question and answer section with our Vice President, Sustainability and Stakeholder Relations which addresses stakeholder questions and concerns such as how Nutrien means to address climate change, and what sustainability means to Nutrien.

Conference Calls with Investment Community	Management hosts quarterly earnings calls to review financial and operating results, which are accessible to all.
Investor Day

Nutrien hosts investor days periodically with analysts and key stakeholders that can include presentations by our senior officers and updates on strategic initiatives. Nutrien held its first investor day in May 2019. We aim to host an investor day at least once every 24 months. These events and presentations are made available by webcast and the presentations are posted on our website at www.nutrien.com/investors/events.

Investor Road Shows	Our management team undertakes investor road shows in Canada, the United States and internationally throughout the year. In 2019, we held approximately 18 investor road show presentations.
Industry Conferences	Our management team regularly attends industry and investor conferences to promote and answer questions about our business.
Contact Information	We have a dedicated email address for general inquiries and investor and corporate relations contacts and phone numbers on our website at www.nutrien.com/what-we-do/governance.
Audit Committee Whistleblower Procedures

Access to the Audit Committee to communicate complaints concerning the Corporation’s accounting, internal accounting controls, or auditing matters is available pursuant to the Audit Committee Whistleblower Procedures which are available on our website at www.nutrien.com/what-we-do/governance.

Contacting the Board

You can confidentially contact Nutrien’s board chair or the independent directors as a group, by writing to them at Nutrien’s corporate office. These envelopes will be delivered unopened. Please send the sealed envelope to our registered head office, marked as follows:

Private and Strictly Confidential

Nutrien Ltd.

Suite 500, 122- 1st Avenue South

Saskatoon, SK Canada S7K 7G3

Attention: Board Chair

If you want to confidentially contact Nutrien’s Chair of the Audit Committee, please send your sealed envelope to the same address, marked as follows:

Private and Strictly Confidential

Attention: Chair of the Audit Committee

You can also contact Nutrien’s board through our Corporate Secretary by sending an email to corporatesecretary@nutrien.com.

GENERAL INFORMATION

Other Matters

As of March 20, 2020, we know of no amendment, variation or other matter to come before the meeting other than the matters referred to above.

Legal Advisories

IFRS Advisory

Unless otherwise stated in this circular or Nutrien’s 2019 Management’s Discussion and Analysis (MD&A) or Annual Information Form, historical financial information relating to Nutrien for 2019 and 2018 presented and discussed in this circular is prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

Non-IFRS Financial Measures Advisory

Certain financial measures used in this circular, including “free cash flow”, “adjusted net earnings per share” and “adjusted EBITDA” in the case of Nutrien, are not prescribed by, and do not have standardized meaning under, IFRS. Our method of calculation of the non-IFRS financial measures may not be directly comparable to that of other companies. We consider these non-IFRS financial measures to provide useful information to both management and investors in measuring our financial performance and financial condition. In addition, certain of these non-IFRS financial measures are used for measuring performance and setting executive compensation. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. For a discussion of how these non-IFRS financial measures are calculated and their usefulness to users, including management, as well as for a reconciliation of these non-IFRS financial measures to the most directly comparable measures calculated in accordance with IFRS, please refer to Nutrien’s 2019 MD&A.

Forward-Looking Statements Advisory

Certain statements and other information included in this circular constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this circular, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: the date of the meeting; our expectations respecting performance of our business; our plans and expectations respecting our board and senior leadership structure; our plans and expectations respecting our corporate governance policies and practices, including those in respect of our sustainability strategy and diversity and inclusion initiatives; and our plans and expectations respecting our compensation-related plans and focus for 2020.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements, including the current COVID-19 pandemic. As such, undue reliance should not be placed on these forward-looking statements. The key risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include the risks and uncertainties set forth in our Annual Information Form for the year ended December 31, 2019 and in our filings with the SEC and the Canadian provincial securities commissions.

We disclaim any intention or obligation to update or revise any forward-looking statements in this circular as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation or applicable U.S. federal securities laws.

Directors’ Approval

The directors have approved the contents and mailing of this circular.

BY ORDER OF THE BOARD OF DIRECTORS

Robert A. Kirkpatrick, Q.C. Corporate Secretary
March 20, 2020

Schedule A – HR&C Committee Work Plan

Agenda Items	Feb	May	Jul	Dec	As Needed	Board Action
CEO Performance and Compensation
Evaluate CEO performance in prior year against CEO corporate goals and individual objectives, and recommend CEO payouts	✓					A
Review CEO pay-for-performance analyses	✓					I
Review pay position relative to Compensation Peer Group	✓			✓		I
Recommend CEO annual incentive target, base salary and long-term incentive grants for current year	✓					A
Review update on CEO goal achievement for current year			✓	✓		I
Approve proposed CEO performance goals and objectives for coming year				✓		I
Senior Executive Performance and Compensation (other than CEO)
Approve annual incentive pools for prior year’s performance, including payouts to senior executives	✓					I
In consultation with the CEO, approve key performance indicators for senior executives for current year	✓					I
Review pay position relative to Compensation Peer Group	✓			✓		I
Recommend the senior executives annual incentive targets, base salaries and long-term incentive grants for current year	✓					A
Review update on achievement of corporate goals and key performance indicators		✓	✓	✓		I
Compensation and Benefit Programs and Design
Recommend executive compensation philosophy and the Compensation and PSU Peer Groups and metrics applicable to the coming year			✓			A
Review status of pension plan investment performance and administration			✓			I
Recommend significant changes to compensation plans or benefit programs to the board for approval					✓	A
Review retirement plan audits (in conjunction with Audit Committee)			✓			I
Schedule review of program and/or plan design changes for coming year				✓		I
Approve budgets related to salary increases, payouts related to annual incentive plans and maturing PSU payouts	✓					I
Approve grants related to current year PSUs, RSUs and stock options to all participants	✓					I
Monitor performance metrics, estimated payouts and dilution related to annual incentive and long-term incentive plans	✓	✓	✓	✓		I
Annual in camera session with Executive Vice President and Chief Human Resources Officer				✓		I
Review North American Pension Committee Charter			✓
Succession Planning and Diversity and Inclusion
Review CEO and senior executive succession planning, management structure and development		✓	✓			I
Review staff succession planning and leadership development		✓	✓			I
Review organizational changes					✓	I
Recommend appointment of new executive officers					✓	A
Review Workforce Strategy, including the effectiveness of the Employee Diversity and Inclusion Strategy and measured annual and cumulative progress made under it		✓	✓			I
Compensation Philosophy and Governance
Review trends and current developments related to executive compensation			✓	✓		I

Assess whether executive compensation plans, policies, programs and specific arrangements for senior executives align with the Corporation’s executive compensation philosophy, strategy and principles, taking into account Nutrien’s risk profile and recommend any material changes

				✓		A
Review and monitor compliance with senior executive equity ownership guidelines			✓	✓		I

Review trends in termination and change in control practices, senior executive agreement provisions, and incremental and aggregate payments pursuant to officer agreements and corporate policies and programs

				✓		I
Recommend other risk categories assigned to the HR&C Committee					✓	A
Review labour relations environment			✓			I
Review of compensation consultant independence and performance				✓		I
Approve CD&A and diversity and inclusion disclosure in management proxy circular	✓					I
Review HR&C Committee Charter				✓		I

A - Approve, I – Information Only

A1

Schedule B — Summary of Nutrien Long-Term Incentive Plans

Nutrien Stock Option Plans

This section presents prescribed disclosure concerning the Stock Option Plan as required under Form 51-102F5 - Information Circular and TSX Company Manual Section 613 - Security-Based Compensation Arrangements.

The Stock Option Plan was implemented by the board on January 1, 2018 and approved by shareholders at the 2018 annual meeting. The Stock Option Plan is a share-based compensation arrangement providing for the issuance of common shares from treasury of the Corporation for the purposes of the rules of the Toronto Stock Exchange.

Description of Stock Option Plan
Eligibility

Granted at the discretion of the HR&C Committee, subject to the specific provisions of the Stock Option Plan, the Corporate Governance Framework and the Corporation’s HR&C Committee Charter.

An eligible participant is any current officer or employee of the Corporation or its affiliates who is eligible to receive stock options under the Stock Option Plan. Non-executive directors of the Corporation are not eligible to participate.

Number of Securities Issuable and Issued as at December 31, 2019:

As at December 31, 2019, there were 572,942,809 outstanding common shares of Nutrien. As at December 31, 2019:

•   Plan Fixed Maximum – the plan fixed maximum under the Stock Option Plan is 19,750,000 common shares, representing 3.45% of the common shares outstanding.

•   Total Stock Options Exercised Since Stock Option Plan Inception – 359,826 common shares have been issued under the Stock Option Plan since its inception.

•   Number of Common Shares Underlying Outstanding Awards under the Stock Option Plan – 2,891,869 common shares are issuable on exercise of stock options that have been granted and remain outstanding under the Stock Option Plan, representing 0.50% of the common shares outstanding.

•   Number of Common Shares Underlying Outstanding Awards under the Stock Option Plan Available for Future Grants – the total number of common shares that are reserved for issuance upon the exercise of stock options and that remain available for future stock option grants under the Stock Option Plan is 16,498,305 common shares, representing 2.88% of the common shares outstanding.

Common shares underlying stock options that are not exercised are available for future stock option grants. Common shares underlying stock options that are exercised are not available for future stock option grants and the plan reserve declines by the number of common shares underlying the stock options.

Burn Rates	For information about historical burn rates see page 61.
Insider Participation Limits

No stock options shall be granted to any participant if such grant, together with any other previously-established share-based compensation arrangement of the Corporation, could result in:

•   the number of common shares issuable to insiders at any time pursuant to stock options and any other share-based compensation arrangements exceeding 10% of the issued and outstanding common shares; and

•   the issuance to insiders, within a one-year period, of a number of common shares exceeding 10% of the issued and outstanding common shares.

B1

SCHEDULE B SUMMARY OF NUTRIEN LONG-TERM INCENTIVE PLANS

Description of Stock Option Plan
Exercise Price and Fair Market Value

The exercise price of any stock option shall in no circumstances be lower than the fair market value of the common shares on the date on which the stock option is granted.

Fair market value is based on the volume-weighted average trading price of the common shares on the New York Stock Exchange on the business day immediately preceding such date.

Vesting	Stock options generally vest 25% on the first, second, third and fourth anniversaries of the date of grant.
Exercise Period and Term

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option. In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Settlement	Stock options may be settled by cash settlement or, if approved by the Corporation, by a broker-assisted “cashless exercise” or a “net exercise” arrangement.

Circumstances Involving Cessation of Entitlement to Participate in Stock Option Plan
Retirement

Stock options credited to the participant in the years before retirement continue to vest in accordance with their terms and must be exercised by the earlier of their scheduled expiry date and the end of the calendar month in which the 5th anniversary of the date of retirement occurs.

Stock options credited to the participant in the year of retirement, prorated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest in accordance with their terms and must be exercised by the earlier of their scheduled expiry date and the end of the calendar month in which the 5th anniversary of the date of retirement occurs.

Resignation without Good Reason

Stock options credited to the participant that are unvested as of the termination date automatically terminate and are forfeited.

Stock options credited to the participant that are vested as of the termination date must be exercised by the earlier of their scheduled expiry date and the end of the 3rd calendar month following the termination date.

Termination without Cause or Resignation for Good Reason - No Change in Control Involved

Stock options credited to the participant as of the termination date that are unvested continue to vest until the earlier of their expiry date and the severance date, and must be exercised by the end of the 3rd calendar month following the severance date.

Change in Control

Stock options do not vest on a change in control unless:

•    the successor company fails to continue or substitute the stock options; or

•    the participant is terminated without cause or resigns for good reason within two years following the change in control.

Vested stock options must be exercised by their expiry date.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting.

Termination with Cause	Stock options, vested or unvested, automatically terminate and are forfeited.

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SCHEDULE B SUMMARY OF NUTRIEN LONG-TERM INCENTIVE PLANS

Other Elements of Stock Option Plan
Assignability

Stock options are non-transferable and non-assignable except as follows: non-U.S. taxpayers may transfer a stock option to i) a spouse, ii) a trustee acting on behalf of the participant, iii) a corporation, partnership or trust controlled by the participant or by their immediate family, iv) a legal representative controlled by the participant or their spouse, or v) registered retirement vehicles of the participant.

Financial Assistance	The Corporation does not provide financial assistance to plan participants in connection with the Stock Option Plan.
Recoupment	Stock options are subject to recoupment or clawback by the Corporation under the Recoupment Policy of the Corporation.
Adjustments	The Stock Option Plan includes adjustment provisions.
Trading Blackout

Where a stock option expires during, or within 10 business days after a trading blackout period imposed by the Corporation, then the stock option shall expire 10 days after the blackout period is lifted.

Amending Provisions

Subject to the restrictions below, the HR&C Committee may amend, suspend, or discontinue the Stock Option Plan, and amend or discontinue any stock options granted under the Stock Option Plan, at any time, provided that no such amendment may materially and adversely affect any previously granted stock option without the consent of the participant, except to the extent required by applicable law.

Without limiting the foregoing, the HR&C Committee can amend the Stock Option Plan, and the terms of any stock option granted under the Stock Option Plan, without obtaining shareholder approval, to:

•   amend the vesting provisions in circumstances involving the death, disability, retirement or termination of participants;

•   amend the provisions relating to a change in control;

•   amend the termination provisions (other than with respect to matters requiring shareholder approval as described below);

•   amend the eligibility requirements of eligible participants which would have the potential of broadening insider participation (other than to include non-executive directors as eligible participants that would require shareholder approval, as described below);

•   add any form of financial assistance;

•   amend a financial assistance provision which is more favorable to eligible participants; or

•   make other amendments of a housekeeping nature.

Shareholder approval is required to amend the Stock Option Plan to:

•   reduce the exercise price or cancel and reissue stock options or other entitlements so as to, in effect, reduce the exercise price;

•   change the manner of determining the exercise price so that the exercise price is less than the fair market value on the grant date;

•   extend the term of a stock option beyond its original expiry date (except as may be imposed by a trading blackout);

•   increase the fixed maximum number of common shares reserved for issuance (including to change from a fixed maximum number of shares to a fixed maximum percentage of shares);

•   revise the insider participation limits;

•   permit stock options to be transferred or assigned other than in accordance with the existing provisions;

•   include non-executive directors as eligible participants; or

•   amend the amending provisions.

B3

SCHEDULE B SUMMARY OF NUTRIEN LONG-TERM INCENTIVE PLANS

Nutrien PSU/RSU Plans

The PSU/RSU Plan was implemented by the board effective January 1, 2018 to provide for awards of PSUs and RSUs of Nutrien. The following provisions apply in the event that the participant ceases to be entitled to participate in the PSU/RSU Plan.

Circumstances Involving Cessation of Entitlement to Participate – PSU Plan
Retirement

PSUs credited to the participant in the years before retirement continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

PSUs credited to the participant in the year of retirement, prorated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

Termination without Cause or Resignation for Good Reason – No Change in Control Involved

PSUs credited to the participant on the termination date, prorated to reflect the period between the start of the applicable performance period(s) and the month of the severance date, continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

Change in Control

PSUs do not vest on a change in control unless:

•   the successor company fails to continue or substitute the PSUs, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested PSUs held by the participant in his or her account as of the date of the change in control; or

•   the participant is terminated without cause or resigns for good reason within two years of the change in control, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested PSUs held by the participant in his or her account as of the termination date.

The date of the change in control or the termination date (as applicable) is the measurement date for purposes of calculating performance. In each case vested PSUs are settled and paid in cash at the greater of target and actual achievement.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting and settlement.

Circumstances Involving Cessation of Entitlement to Participate – RSU Plan
Retirement

RSUs credited to the participant in the years before retirement continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

RSUs credited to the participant in the year of retirement, prorated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

Termination without Cause or Resignation for Good Reason – No Change in Control Involved

RSUs credited to the participant on the termination date, prorated to reflect the period between the start of the applicable restricted period(s) and the month of the severance date, continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

Change in Control

RSUs do not vest on a change in control unless:

•   the successor company fails to continue or substitute the RSUs, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested RSUs held by the participant in his or her account as of the date of the change in control; or

•   the participant is terminated without cause or resigns for good reason within two years of the change in control, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested RSUs held by the participant in his or her account as of the termination date.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting and settlement.

B4

Schedule C – Summary of Agrium Legacy Incentive Compensation Plans

Effective as of the closing of the merger, the Corporation assumed the legacy Incentive Compensation Plans of Agrium and the outstanding awards issued under the Legacy Incentive Compensation Plans. The following information relates to the Agrium Legacy Incentive Compensation Plans.

Agrium Legacy Stock Option / TSAR Plan

This section presents prescribed disclosure concerning Agrium’s Amended and Restated Stock Option / Tandem Stock Appreciation Rights (TSAR) Plan (the Agrium Legacy Stock Option Plan) as required under Form 51-102F5 — Information Circular and TSX Company Manual Section 613 — Security-Based Compensation Arrangements. The Agrium Legacy Stock Option Plan is Agrium’s only share-based compensation arrangement for purposes of the rules of the Toronto Stock Exchange.

No further awards may be issued under the Agrium Legacy Stock Option Plan. Legacy awards will continue to vest and be exercised or settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), following which the Agrium Legacy Stock Option Plan will be terminated.

The following information is given as of December 31, 2019. Outstanding awards denominated in Agrium common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 2.23 Nutrien common shares for every one Agrium common share.

Description of Agrium Legacy Stock Option Plan

Eligibility

Granted at the discretion of the board.

Eligible participants include:

•   for stock options granted on or before December 31, 2014, any officer or employee;

•   for stock options granted on and after January 1, 2015, executive officers; and

•   for stock options granted on and after January 1, 2016, executive officers or certain other members of senior leadership.

Non-executive directors are not eligible. No stock options are held by non-executive directors.

Number of Securities Issuable and Issued as at December 31, 2019

As at December 31, 2019, there were 572,942,809 outstanding common shares of Nutrien. As at December 31, 2019:

•   Plan Fixed Maximum – the total fixed maximum number of common shares issuable under the Agrium Legacy Stock Option Plan, including common shares that have been issued upon the exercise of stock options since inception of the Agrium Legacy Stock Option Plan, when combined with any other security-based compensation arrangement of the corporation, is 41,590,894 common shares, representing 7.26% of the common shares outstanding;

•   Total Stock Options Exercised Since Plan Inception – a total of 26,351,032 stock options have been exercised under the Agrium Legacy Stock Option Plan since its inception in 1994, representing 4.60% of the common shares outstanding;

•   Number of Common Shares Underlying Outstanding Stock Options – the total number of common shares issuable on the exercise of actual stock options that have been granted and remain outstanding under the Agrium Legacy Stock Option Plan is 4,170,289 common shares, representing in the aggregate 0.73% of the common shares outstanding; and

•   Number of Common Shares Available for Future Grants – the total number of common shares that remain available for future stock option grants is nil.

Common shares underlying stock options that are not exercised or that are terminated on the exercise of TSARs are not available for future stock option grants.

In 2019, no stock options were granted.

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SCHEDULE C SUMMARY OF AGRIUM LEGACY INCENTIVE COMPENSATION PLANS

Description of Agrium Legacy Stock Option Plan

Burn Rates	For information about the three-year historical burn rates under the Agrium Legacy Stock Option Plan see page 61.

Insider Participation Limits

The maximum number of common shares in respect of which stock options have been granted to any one optionee pursuant to any security-based compensation arrangement of the corporation and which remain outstanding shall not exceed 5% of the outstanding common shares as at the date of the grant of the stock option.

The maximum number of common shares which are issuable to insiders at any time pursuant to any security-based compensation arrangement of the corporation shall not exceed 10% of the common shares as at the date of the grant of the stock option.

The maximum number of common shares which may be issued to insiders within a one-year period pursuant to any security-based compensation arrangement of the corporation shall not exceed 10% of the outstanding common shares as at the date of the grant of the stock option.

The maximum number of common shares which may be issued to any one insider within a one-year period pursuant to any security-based compensation arrangement of the corporation shall not exceed 5% of the outstanding common shares as at the date of the grant of the stock option.

Exercise Price

The board can determine the exercise price. Where not determined, the exercise price will be the closing price on the NYSE in U.S. dollars on the last day preceding the date of grant.

In no circumstance may the exercise price be lower than the market price of the common shares on the date of the grant of the stock options.

Vesting	Unless otherwise determined by the board at the time of grant, stock options vest 25% on the first, second, third and fourth anniversaries of the date of grant.

Exercise Period and Term

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option.

In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Calculating Market Appreciation of TSARs

Stock options granted on or before December 31, 2014 may be granted with TSARs. The ability to grant TSARs with stock options was eliminated effective January 1, 2015.

Where TSARs are exercised by the optionee, a cash amount (less withholdings) is payable to the optionee equal to the appreciation in value of the underlying common shares between the day of grant and the day of exercise. The amount payable on exercise of a TSAR is different for non-U.S. and U.S. taxpayers. For non-U.S. taxpayers, the amount payable is the highest price on the day of exercise. For U.S. taxpayers, the amount payable is the closing price on the day of exercise. On exercise of a TSAR, the related option is cancelled.

Ability to Transform Stock Options to SARs	Stock options may not be transformed by the corporation into TSARs involving the issuance of securities from treasury.

Circumstances Involving Cessation of Entitlement to Participate - For Stock Options Granted On or Before December 31, 2012

Mandatory Retirement Before Age 65	Stock options continue to vest in accordance with their terms and must be exercised by the earlier of the expiry date and four years following the date of mandatory retirement.

Retirement Age 60 or Older	Stock options continue to vest in accordance with their terms and must be exercised by their expiry date.

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SCHEDULE C SUMMARY OF AGRIUM LEGACY INCENTIVE COMPENSATION PLANS

Circumstances Involving Cessation of Entitlement to Participate - For Stock Options Granted On or Before December 31, 2012

Retirement Age 55 to 59 (with 20 years’ service)	Stock options continue to vest in accordance with their terms and must be exercised by the earlier of the expiry date and four years following the date of retirement.

Retirement Age 55 to 59 (without 20 years’ service)	Stock options continue to vest for 60 days post-retirement in accordance with their terms and must be exercised by the earlier of the expiry date and four years following the date of retirement.

Resignation without Good Reason

Stock options continue to vest for 60 days following the date of resignation in accordance with their terms and must be exercised by the earlier of the expiry date and 60 days following the date of resignation.

Termination without Cause (Including Constructive Dismissal) – Not Involving a Change in Control	Stock options vest on the date of termination in accordance with their terms and must be exercised by the earlier of the expiry date and one year following the severance date.

Change in Control

Stock options vest at the time of the change in control and must be exercised by the earlier of the expiry date and any expiry date set by a resolution of the board. However, all stock options granted on or before December 31, 2012 had already vested prior to the merger.

Termination with Cause or any Other Termination, other than upon a Change in Control

Unvested stock options continue to vest for 60 days following termination in accordance with their terms and must be exercised by the earlier of the expiry date and 60 days following the date of termination.

Circumstances Involving Cessation of Entitlement to Participate - For Stock Options Granted On or After January 1, 2013

Retirement Age 60 or Older	Stock options continue to vest in accordance with their terms and must be exercised by their expiry date.

Resignation without Good Reason	Unvested stock options as of the date of retirement are forfeited. Vested stock options must be exercised by the earlier of the expiry date and five years following the date of retirement.

Termination without Cause (Including Constructive Dismissal) – Not Involving a Change in Control	Unvested stock options continue to vest until the severance date. Vested stock options must be exercised by the earlier of the expiry date and 90 days following the severance date.

Change in Control

Stock options do not vest on change in control unless:

•   the successor company fails to continue or substitute the stock options; or

•   the stock options are continued or substituted and the optionee is terminated without cause or resigns for good reason within two years following the change in control.

Vested stock options must be exercised by their expiry date.

Termination with Cause	All vested and unvested stock options as of the date of termination are forfeited.

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SCHEDULE C SUMMARY OF AGRIUM LEGACY INCENTIVE COMPENSATION PLANS

Other Elements of Agrium Legacy Stock Option Plan

Assignability

Stock options are non-transferable and non-assignable except as follows: non-U.S. taxpayers may transfer a stock option to i) a spouse, ii) a trustee acting on behalf of the optionee, iii) a corporation, partnership or trust controlled by the optionee or by the optionee’s immediate family, iv) a legal representative controlled by the optionee or optionee’s spouse, or v) registered retirement vehicles of the optionee.

Amending Procedure

Subject to the restrictions below, the board may amend, suspend, or discontinue the Plan, and amend or discontinue any Options granted under the Plan, at any time, provided that no such amendment may alter or impair any previously granted Option without the consent of the holder. Without limiting the foregoing, the board can amend the Plan, and the terms of any stock option granted under the Plan, without obtaining shareholder approval, to:

•   amend the vesting provisions in circumstances involving the retirement, termination, death, or disability of optionees;

•   amend the provisions relating to a change in control;

•   amend the termination provisions (other than to extend the expiry date of the term (except as may be imposed by a trading blackout) in circumstances that would require shareholder approval, as described below);

•   amend the eligibility requirements of eligible participants which would have the potential of broadening insider participation (other than to include non-executive directors as eligible participants that would require shareholder approval, as described below);

•   add any form of financial assistance;

•   amend a financial assistance provision which is more favourable to eligible participants;

•   add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying common shares from the reserved common shares;

•   add a deferred or restricted share unit or any other provision which results in eligible participants receiving securities while no cash consideration is received by the corporation; or

•   make other amendments of a housekeeping nature.

Shareholder approval is required to amend the Agrium Legacy Stock Option Plan to:

•   increase the share reserve (including to change from a fixed maximum number of shares to a fixed maximum percentage of shares);

•   change the manner of determining the exercise price so that it is below the market price at grant;

•   include non-executive directors as eligible participants;

•   amend the assignment and transfer provisions; or

•   amend the amending provisions.

Shareholder approval is required to amend stock options granted under the Agrium Legacy Stock Option Plan to:

•   reduce the exercise price or cancel and reissue stock options so as to, in effect, reduce the exercise price;

•   extend the expiry date of the term (except as may be imposed by a trading blackout); and

•   permit stock options to be transferred or assigned other than in accordance with the existing provisions.

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SCHEDULE C SUMMARY OF AGRIUM LEGACY INCENTIVE COMPENSATION PLANS

Other Elements of Agrium Legacy Stock Option Plan

Financial Assistance	The Corporation does not provide financial assistance to participants in relation to stock options.

Recoupment	Stock options are subject to recoupment or clawback by the Corporation.

Adjustments

The number of stock options granted may be adjusted in the event of a corporate reorganization or change in control.

With respect to stock options granted on or before December 31, 2012, the optionee may vote or otherwise participate in change in control transactions on the same basis as if their vested and unvested Options had been exercised.

The board has the authority, in connection with a change in control transaction, to accelerate vesting in order to permit optionees to exercise all of their stock options subject to and conditional upon the completion of such transaction.

Trading Blackout	Where the stock option expires during, or within five trading days after a trading blackout period, then the stock option shall expire 10 days after the blackout period is lifted.

Agrium Legacy Stock Appreciation Rights (SAR) Plan

This section describes certain provisions of Agrium’s Amended and Restated Stock Appreciation Rights (SAR) Plan (the Agrium Legacy SAR Plan), pursuant to which senior executives and senior leaders outside of Canada received stand-alone SARs (instead of stock options) which gave the holder the right to receive, on exercise of the SAR, a cash amount (less withholdings) equal to the appreciation in value of the underlying common shares between the day of grant and the day of exercise.

No further awards may be issued under the Agrium Legacy SAR Plan. Legacy awards will continue to vest and be exercised or settled until all SARs are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), following which the Agrium Legacy SAR Plan will be terminated.

Description of Agrium Legacy SAR Plan

Eligibility	Granted at the discretion of the board. Eligible participants are officers and employees.

Exercise Price

The board can determine the exercise price. Where not determined, the exercise price will be the closing price on the NYSE in U.S. dollars on the last day preceding the date of grant.

In no circumstance may the exercise price be lower than the market price of the common shares on the date of the grant of the SAR.

Vesting	Unless otherwise determined by the board at the time of grant, SARs vest 25% on the first, second, third and fourth anniversaries of the date of grant.

Term	Unless otherwise determined by the board at the time of grant, SARs expire 10 years from the date the SARs are granted.

Circumstances Involving Cessation of Entitlement to Participate

Vesting and expiry provisions in the Agrium Legacy SAR Plan applicable for SAR holders who leave the corporation are materially the same as those that apply under the Agrium Legacy Stock Option Plan described above.

Agrium Legacy PSU/RSU Plan

This section describes the provisions that apply in the event that the participant ceases to be entitled to participate in Agrium’s Amended and Restated Performance Share Unit and Restricted Share Unit Plan (the “Agrium Legacy PSU/RSU Plan”). No further awards may be issued under the Agrium Legacy PSU/RSU Plan. Legacy awards will continue to vest and

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SCHEDULE C SUMMARY OF AGRIUM LEGACY INCENTIVE COMPENSATION PLANS

be settled until all awards are settled, expire or are terminated in accordance with their terms (the last performance cycle ends December 31, 2019), following which the Agrium Legacy PSU/RSU Plan will automatically terminate.

Circumstances Involving Cessation of Entitlement to Participate - PSUs

Retirement Age 60 or Older	PSUs continue to vest and are settled and paid at the end of the applicable performance period(s).

Retirement Age 55 to 59

The PSU holder is entitled to the cash payment to which he or she would have been entitled if he or she continued employment throughout the applicable performance period(s) for the PSUs held, prorated to reflect the actual period between the commencement of each performance period and the retirement date, based on actual performance of the applicable performance metric(s) for each performance period.

Termination without Cause (Including Constructive Dismissal) – Not Involving a Change in Control

The PSU holder shall be entitled to the cash payment to which he or she would have been entitled if he or she continued employment throughout the performance period(s) for the PSUs held, prorated to reflect the actual period between the commencement of each performance period and the severance date, based on actual performance of the applicable performance metric(s) for each applicable performance period.

Change in Control

PSUs do not vest on change in control unless:

•   the successor company fails to continue or substitute the PSUs, in which case the PSU holder is entitled to a lump sum payment equal to the market value of vested PSUs held by the PSU holder in their account as of the date of the change in control, with immediate full vesting of 100% of their PSUs as of such date (unless otherwise determined by the board); or

•   the PSUs are continued or substituted and the PSU holder is terminated without cause or resigns for good reason within two years following the change in control, in which case the PSU holder is entitled to a lump sum payment equal to the market value of vested PSUs held by the PSU holder in their account as of the termination date, with immediate full vesting of 100% of their PSUs as of such date (unless otherwise determined by the board).

The board has the authority, in connection with a change in control transaction, to accelerate vesting in order to permit PSU holders to redeem all of their PSUs for a lump sum payment equal to the market value of vested PSUs held by the PSU holder in their account as of the date of the change in control, with immediate full vesting of 100% of their PSUs as of such date (unless otherwise determined by the board).

Circumstances Involving Cessation of Entitlement to Participate - RSUs

Retirement Age 60 or Older	RSUs continue to vest and are settled and paid at the end of the restricted period(s).

Retirement Age 55 to 59

The RSU holder is entitled to the cash payment to which he or she would have been entitled if he or she continued employment throughout the restricted period(s) for the RSUs held, prorated to reflect the actual period between the commencement of each restricted period and the retirement date.

Termination without Cause (Including Constructive Dismissal) – Not Involving a Change in Control

The RSU holder shall be entitled to the cash payment to which he or she would have been entitled if he or she continued employment throughout the restricted period(s) for the RSUs held, prorated to reflect the actual period between the commencement of each restricted period and the severance date.

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SCHEDULE C SUMMARY OF AGRIUM LEGACY INCENTIVE COMPENSATION PLANS

Circumstances Involving Cessation of Entitlement to Participate - RSUs

Change in Control

RSUs do not vest on change in control unless:

•   the successor company fails to continue or substitute the RSUs, in which case the RSU holder is entitled to a lump sum payment equal to the market value of vested RSUs held by the RSU holder in their account as of the date of the change in control, with immediate full vesting of 100% of their RSUs as of such date (unless otherwise determined by the board); or

•   the RSUs are continued or substituted and the RSU holder is terminated without cause or resigns for good reason within two years following the change in control, in which case the RSU holder is entitled to a lump sum payment equal to the market value of vested RSUs held by the RSU holder in their account as of the termination date, with immediate full vesting of 100% of their RSUs as of such date (unless otherwise determined by the board).

The board has the authority, in connection with a change in control transaction, to accelerate vesting in order to permit RSU holders to redeem all of their RSUs for a lump sum payment equal to the market value of vested RSUs held by the RSU holder in their account as of the date of the change in control, with immediate full vesting of 100% of their RSUs as of such date (unless otherwise determined by the board).

C7

Schedule D – Summary of PotashCorp Legacy Incentive Compensation Plans

Effective as of the closing of the merger, the Corporation assumed the legacy Incentive Compensation Plans of PotashCorp and the outstanding awards issued under the Legacy Incentive Compensation Plans. The following information relates to the Legacy Incentive Compensation Plans of PotashCorp.

PotashCorp Legacy 2016 Long-Term Incentive Plan

This section presents prescribed disclosure concerning PotashCorp’s 2016 Long-Term Incentive Plan (the PotashCorp Legacy 2016 LTIP) as required under Form 51-102F5 - Information Circular and TSX Company Manual Section 613 - Security-Based Compensation Arrangements. The PotashCorp Legacy 2016 LTIP is a share-based compensation arrangement for purposes of the rules of the Toronto Stock Exchange.

No further awards may be issued under the PotashCorp Legacy 2016 LTIP. Legacy awards will continue to vest and be exercised or settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), and all PSUs are settled, expire or are terminated in accordance with their terms (the last performance cycle ends December 31, 2019), following which the PotashCorp Legacy 2016 LTIP will be terminated.

The following information is given as of December 31, 2019. Outstanding awards denominated in PotashCorp common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 0.4 Nutrien common shares for every one PotashCorp common share.

Description of PotashCorp Legacy 2016 LTIP
Eligibility

Officers and employees of the Corporation and its subsidiaries are eligible to participate in the PotashCorp Legacy 2016 LTIP if selected by the PotashCorp HR&C Committee.

Non-executive directors, non-employee contractors and third-party vendors are not eligible to participate in the PotashCorp Legacy 2016 LTIP.

Types of Awards

The 2016 LTIP provides for awards of stock options and PSUs.

Stock Options:

•   Form of Payment: Stock options to purchase treasury common shares at the exercise price (which shall not be less than the Fair Market Value) determined at the date of grant.

•   Exercise Period / Performance Period: Stock options generally vest in full on the third anniversary of the grant date.

PSUs:

•   Form of Payment: PSUs are settled in treasury common shares, cash or a combination of both.

•   Exercise Period / Performance Period: Determined by the PotashCorp HR&C Committee.

Number of Securities Issuable and Issued as at December 31, 2019

As at December 31, 2019, there were 572,942,809 outstanding common shares of Nutrien. As at December 31, 2019:

•   Plan Fixed Maximum – the total fixed maximum number of common shares issuable under the PotashCorp Legacy 2016 LTIP, including common shares that have been issued upon the exercise of stock options and settlement of PSUs since inception of the PotashCorp Legacy 2016 LTIP, is 8,400,000 common shares, representing 1.47% of the common shares outstanding;

•   Total Stock Options Exercised and PSUs Settled Since Plan Inception – 692,223 stock options have been exercised and 55,423 PSUs have been settled (of which none were settled in cash and 55,423 were settled in common shares) under the PotashCorp Legacy 2016 LTIP since its inception in 2016, representing 0.13% of the common shares outstanding;

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SCHEDULE D SUMMARY OF POTASHCORP LEGACY INCENTIVE COMPENSATION PLANS

Description of PotashCorp Legacy 2016 LTIP

•   Number of Common Shares Underlying Outstanding Stock Options and PSUs – the total number of common shares issuable on the exercise of actual stock options and PSUs that have been granted and remain outstanding under the PotashCorp Legacy 2016 LTIP is 1,119,364 common shares, representing 0.20% of the common shares outstanding; and

•   Number of Common Shares Available for Future Grants – the total number of common shares that remain available for future stock option and PSU grants is nil.

Common shares underlying stock options that are not exercised are not available for future stock option grants.

In 2019, no stock options were granted.

Burn Rates	For information about the three-year historical burn rates under the PotashCorp Legacy Share-Settled Plans see page 61.
Insider Participation Limits

No awards will be granted to insiders if such awards, together with any other security based compensation arrangements of the Corporation, could result in:

•   the number of common shares issuable to insiders at any time under the security based compensation arrangements of the Corporation exceeding 10% of the issued and outstanding common shares; or

•   the issuance to insiders under the security based compensation arrangements of the Corporation, within any one year period, of a number of common shares exceeding 10% of the issued and outstanding common shares.

Subject to an adjustment provision, no participant will be granted stock options, in the aggregate, for more than 300,000 common shares during any calendar year.

Fair Market Value

Fair market value is generally the closing price of a common share on the TSX or the NYSE (for participants resident in the U.S. or others designated by the PotashCorp HR&C Committee) on the trading day immediately prior to the date on which fair market value is determined.

Exercise Price

The PotashCorp HR&C Committee can determine the exercise price of the stock options.

In no circumstance may the exercise price be lower than the fair market value of the common shares on the date of the grant of the stock options.

Vesting	Stock options generally vest in full on the third anniversary of the grant date.
Exercise Period, Term and Manner of Exercise

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option. In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Stock options may be exercised:

•   by cash settlement;

•   if permitted by the Corporation, by a broker-assisted “cashless exercise” arrangement; or

•   if permitted by the Corporation, by a “net exercise” arrangement.

Circumstances Involving Cessation of Entitlement to Participate – Stock Options
Retirement

Unvested stock options as of the date of retirement continue to vest to the end of the 36th month following the calendar month of the date of retirement.

Vested stock options, including those that vest post-retirement, must be exercised by the earlier of their scheduled expiry date and the end of the 36th calendar month following the calendar month of the date of retirement.

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SCHEDULE D SUMMARY OF POTASHCORP LEGACY INCENTIVE COMPENSATION PLANS

Circumstances Involving Cessation of Entitlement to Participate – Stock Options
Termination without Cause - Not Involving a Change in Control	Vested stock options as of the date of termination must be exercised by the earlier of the expiry date and the end of the 3rd calendar month following the calendar month of the date of termination.
Change in Control

Stock options do not vest on change in control unless:

•   the successor company fails to continue or substitute the stock options; or

•   the stock options are continued or substituted and the optionee is terminated without cause or resigns for good reason within two years following the change in control.

Vested stock options must be exercised during the period ending at the end of the third calendar month following the calendar month of the event.

Termination with Cause

Vested stock options as of the date of termination are exercisable until the earlier of their scheduled expiry date and the end of the calendar month following the calendar month of the date of termination.

Description of PSUs under PotashCorp Legacy 2016 LTIP
Performance Metrics and Performance Period

The PotashCorp HR&C Committee determines the performance metrics and the performance period that apply to each grant of PSUs, and the formula for determining the number of PSUs that will be earned if performance is at or above the minimum or threshold level of performance or is at or above the target levels of performance, but falls short of maximum achievement.

Vesting

PSUs generally vest at the completion of the performance period. Following each performance period, the performance criteria will be measured and the formula will be applied to calculate the number of PSUs that vest (if any).

Settlement	At the end of the performance period, each vested PSU shall be paid in cash, in common shares, or a combination of both.

Circumstances Involving Cessation of Entitlement to Participate – PSUs
Retirement

PSUs held by the participant continue to vest pro-rata and are settled and paid at the end of the applicable performance periods(s), based on actual achievement of the applicable performance metric for each performance period.

Termination without Cause - Not Involving a Change in Control

PSUs held by the participant continue to vest pro-rata and are settled and paid at the end of the applicable performance periods(s), based on actual achievement of the applicable performance metric for each performance period.

Change in Control

PSUs do not vest on a change in control unless:

•   the surviving or successor company fails to continue or assume the PSUs, or replace the PSUs with an equivalent award; or

•   the PSUs are continued, assumed or replaced and the PSU holder is terminated without cause or resigns for good reason within two years of the change in control.

The date of the change in control or the date of termination (as applicable) is the early measurement date for purposes of calculating performance.

In each case vested PSUs are settled and paid in cash at the greater of target and actual achievement.

Other Elements of PotashCorp Legacy 2016 LTIP
Assignability	PSUs are not assignable except as may be provided in a participant’s award agreement or, at the election of the PotashCorp HR&C Committee, awards may be assigned to a permitted assignee.

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SCHEDULE D SUMMARY OF POTASHCORP LEGACY INCENTIVE COMPENSATION PLANS

Other Elements of PotashCorp Legacy 2016 LTIP
Amending Procedure

Subject to the restrictions below and compliance with the rules of the TSX and NYSE, the board may amend, suspend, or terminate the PotashCorp Legacy 2016 LTIP or the terms of any previously granted award without obtaining approval of the shareholders of the Corporation. Without limiting the foregoing, the board can amend the PotashCorp Legacy 2016 LTIP without obtaining shareholder approval to make:

•   “housekeeping” amendments;

•   amendments to the vesting provisions; and

•   amendments necessary to comply with law, stock exchange rules or any other regulatory body.

Shareholder approval is required to amend the PotashCorp Legacy 2016 LTIP or an award agreement to:

•   increase the maximum number of common shares that may be issued;

•   reduce the exercise price of an outstanding stock option (including by cancelling stock options in exchange for cash, PSUs, or stock options with a lower exercise price);

•   extend the term of any stock option beyond 10 years (except in the event of a black-out period) or the date a stock option would otherwise expire;

•   amend the PotashCorp Legacy 2016 LTIP to allow a stock option to have a term of greater than 10 years (except in the event of a blackout period);

•   increase or delete the percentage limits on common shares issued or issuable to insiders;

•   increase or delete the limits on common shares that may be issuable in any one calendar year to a participant;

•   expand the assignment provisions;

•   permit non-executive directors to participate in the PotashCorp Legacy 2016 LTIP or otherwise add to the categories of participants who may participate in the PotashCorp Legacy 2016 LTIP; and

•   amend the provisions with respect to permissible amendments.

No amendment or termination of the PotashCorp Legacy 2016 LTIP or any award agreement will be made if it would adversely affect the existing rights of a participant under the PotashCorp Legacy 2016 LTIP or any award agreement without the participant’s written consent, unless the Corporation chooses to acquire such rights at fair market value as described in the PotashCorp Legacy 2016 LTIP.

Financial Assistance	The Corporation does not provide financial assistance to participants in relation to stock options or PSUs.
Recoupment	Participants and awards under the PotashCorp Legacy 2016 LTIP are subject to the terms of the Corporation’s Policy on Recoupment of Unearned Compensation.
Adjustments	The PotashCorp Legacy 2016 LTIP includes adjustment provisions.
Trading Blackout

Where a stock option expires during, or within 10 trading days after a trading blackout period, the expiration date of the stock option will be automatically extended to the 10th trading day after the end of the blackout period.

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SCHEDULE D SUMMARY OF POTASHCORP LEGACY INCENTIVE COMPENSATION PLANS

PotashCorp Legacy Performance Options Plans

This section presents prescribed disclosure concerning PotashCorp’s 2009 Performance Stock Option Plan, the 2010 Performance Stock Option Plan, the 2011 Performance Stock Option Plan, the 2012 Performance Stock Option Plan, the 2013 Performance Stock Option Plan, the 2014 Performance Stock Option Plan, and the 2015 Performance Stock Option Plan (collectively, the PotashCorp Legacy Performance Option Plans) as required under Form 51-102F5 - Information Circular and TSX Company Manual Section 613 - Security-Based Compensation Arrangements. The PotashCorp Legacy Performance Option Plans are share-based compensation arrangements for purposes of the rules of the Toronto Stock Exchange.

No further awards may be issued under the PotashCorp Legacy Performance Option Plans. Legacy awards will continue to vest and be exercised and settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2025), following which the PotashCorp Legacy Performance Option Plans will be terminated.

The following information is given as of December 31, 2019. The provisions of each PotashCorp Legacy Performance Option Plan are substantially the same for purposes of this disclosure and accordingly the PotashCorp Legacy Performance Option Plans are treated below as one plan. Outstanding awards denominated in PotashCorp common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 0.4 Nutrien common shares for every one PotashCorp common share.

Description of PotashCorp Legacy Performance Option Plans

Eligibility	The eligibility requirements in the PotashCorp Legacy Performance Option Plans are substantially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Number of Securities Issuable and Issued as at December 31, 2019

As at December 31, 2019, there were 572,942,809 issued and outstanding common shares of Nutrien. As at December 31, 2019:

•   Plan Fixed Maximum – the total fixed maximum number of common shares issuable under PotashCorp Legacy Performance Option Plans, including common shares that have been issued upon the exercise of stock options under the PotashCorp Legacy Performance Option Plans, is 6,365,900 common shares, representing 1.11% of the common shares outstanding;

•   Total Stock Options Exercised Since Plan Inception – a total of 205,050 stock options have been exercised under the PotashCorp Legacy Performance Option Plans, representing 0.04% of the common shares outstanding;

•   Number of Common Shares Underlying Outstanding Stock Options under the PotashCorp Legacy Performance Option Plan – the total number of common shares issuable on the exercise of actual stock options that have been granted and remain outstanding under the PotashCorp Legacy Performance Option Plan is 2,250,813 common shares, representing in the aggregate 0.39% of the common shares outstanding; and

•   Number of Common Shares Available for Future Grants – the total number of common shares that remain available for future stock option is nil.

Common shares underlying stock options that are not exercised or that are terminated are not available for future stock option grants.

In 2019, no stock options were granted under any of the PotashCorp Legacy Performance Option Plans.

Burn Rates	For information about the three-year historical burn rates under the PotashCorp Legacy Share-Settled Plans see page 61.

Insider Participation Limits	The plan limits in the PotashCorp Legacy Performance Option Plans are substantially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Fair Market Value

The calculation of fair market value under in the PotashCorp Legacy Performance Option Plans is substantially the same as the calculation of fair market value under the PotashCorp Legacy 2016 LTIP described above.

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SCHEDULE D SUMMARY OF POTASHCORP LEGACY INCENTIVE COMPENSATION PLANS

Description of PotashCorp Legacy Performance Option Plans

Exercise Price	Each stock option grant specifies the exercise price. In no circumstance may the exercise price be lower than the fair market value of the common shares on the date of the grant of the stock options.

Performance Metrics and Performance Period

The PotashCorp HR&C Committee determines the performance metrics that apply to each grant of stock options over a 3-year performance period. The formula for determining the number of stock options that will be earned if performance is at or above the minimum or threshold level of performance or is at or above the target levels of performance, but falls short of maximum achievement, is based on cash flow return on investment and weighted average cost of net debt and equity capital.

Vesting

Stock options generally vest over the 3-year performance period. Following each performance period, the performance criteria will be measured and the formula will be applied to calculate the number of stock options that vest (if any).

Exercise Period and Term

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option.

In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Circumstances Involving Cessation of Entitlement to Participate

Retirement

Unvested stock options as of the date of retirement continue to vest to the end of the 36th month following the calendar month of the date of retirement.

Vested stock options, including those that vest post-retirement, must be exercised by the earlier of their scheduled expiry date and the end of the 36th calendar month following the calendar month of the date of retirement.

Termination without Cause - Not Involving a Change in Control	Vested stock options as of the date of termination must be exercised by the earlier of the expiry date and the end of the 3rd calendar month following the calendar month of the date of termination.

Change in Control

Stock options do not vest on change in control unless:

•   the successor company fails to continue or substitute the stock options; or

•   the stock options are continued or substituted and the optionee is terminated without cause or resigns for good reason within two years following the change in control.

Termination with Cause

Vested stock options as of the date of termination are exercisable until the earlier of their scheduled expiry date and the end of the calendar month following the calendar month of the date of termination.

Other Elements of PotashCorp Legacy Performance Option Plans

Assignability	The assignability provisions in the PotashCorp Legacy Performance Option Plans are materially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Amending Procedure	The amending provisions in the PotashCorp Legacy Performance Option Plans are materially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Financial Assistance	The Corporation does not provide financial assistance to participants in relation to stock options.

Recoupment	Stock options are subject to recoupment or clawback by the Corporation.

Adjustments	The PotashCorp Legacy Performance Option Plans include adjustment provisions.

Trading Blackout	The provisions relating to trading blackouts in the PotashCorp Legacy Performance Option Plans are materially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

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Any questions and requests for assistance may be directed to the

Strategic Shareholder Advisor and Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleadvisors.com

North American Toll-Free Phone:

1-866-581-0507

Email: contactus@kingsdaleadvisors.com

Facsimile: 416-867-2271

Toll-Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272